TWFG
INSURANCE

2025 ANNUAL REPORT

TWFG | **Nasdaq** Listed

Our Mission

Our mission is to deliver diverse and comprehensive insurance solutions to our agents, peace of mind to our policyholders, and efficient distribution channels for our carrier partners.



We are the future of insurance. We strive to be the most accessible, caring, innovative, and responsive, independent insurance organization in the country, with a reputation of resilience and integrity.

Our Vision

Dear Fellow Stockholders

Thank you for your continued confidence in TWFG and for the trust you place in our organization. As Founder, Chairman, and Chief Executive Officer, I am proud to share our progress for 2025 and outline how we are building on this momentum to create enduring value in the years ahead.



2025 marked a pivotal chapter in TWFG's evolution. As our second year as a public company, it was a year defined by strong execution, sustained organic growth, and meaningful progress in scaling the platform we have deliberately built over more than two decades. Our performance reflects the resilience of our business model and our ability to operate effectively across varying market conditions.

For the full year, total revenue increased 22.0% to $248.5 million, driven by double-digit organic growth and solid performance across both our Insurance Services and MGA platforms. Organic Revenue Growth* of 11.6% reflected healthy new business production, stable retention, and continued expansion of our national footprint. Importantly, we delivered significant profitability and cash generation, with Net Income increasing 44% to $41.2 million and Net Income Margin expanding to 16.6%, and Adjusted EBITDA* increasing 47.4% to $66.8 million and Adjusted EBITDA Margin* expanding to 26.9%. These results underscore both the quality of our earnings and the operating leverage inherent in our platform.

Most importantly, these accomplishments are a testament to the dedication of our employees, agents, and carrier partners nationwide. TWFG has always been a people-centric organization, built on entrepreneurial agents serving their local communities and supported by a platform designed to help them succeed. I am deeply grateful to our teams for their commitment to our clients and to one another.

A Platform Built for Long-Term Growth

Since our founding in 2001, our strategy has remained consistent: empower independent agents while creating meaningful value for clients and carrier partners. Today, that strategy continues to distinguish TWFG in an insurance distribution landscape undergoing structural change.

**2025 TOTAL
NET INCOME GROWTH**



44.0%

**2025 TOTAL
REVENUE GROWTH**



22.0%

**2025 ORGANIC
REVENUE GROWTH**



11.6%

**2025 ADJUSTED
EBITDA GROWTH**



47.4%

The industry's ongoing shift toward independent distribution plays directly to our strengths. Carriers increasingly seek efficient, high-quality distribution partners, while agents look for scale, market access, and operational support. Our Agency-in-a-Box model and MGA platform uniquely address these needs by combining entrepreneurial independence with the benefits of scale, technology, and deep carrier relationships.

During 2025, we continued to expand our national presence through agent recruiting, organic branch growth, and disciplined acquisitions. Organic growth remains the cornerstone of our strategy. While acquisitions enhance our capabilities and accelerate expansion, our long-term success is driven by agent productivity, strong carrier alignment, and our ability to consistently attract, win, and retain high-quality business.

Operating in a Changing Market Environment

Market conditions evolved meaningfully over the course of 2025. Following a period of constrained capacity in certain regions and product lines, we began to see improving carrier appetite for new business alongside continued underwriting discipline. As pricing trends moderate, success increasingly depends on execution, service levels, and market share gains rather than rate alone.

We believe this environment strongly favors platforms like TWFG that deliver high-quality submissions, efficient placement, and strong client outcomes. Our alignment with carrier underwriting priorities and our focus on long-term client relationships position us well as the market continues to normalize.

Technology, including artificial intelligence, remains an important enabler within our platform. We view these tools as enhancing efficiency, improving service, and increasing productivity—allowing our agents to spend more time advising clients and growing their businesses. As these capabilities continue to evolve, we believe they will further strengthen our value proposition and support scalable growth.

Disciplined Growth and Capital Allocation

Our approach to growth remains thoughtful and disciplined. We continue to evaluate acquisition opportunities that complement our platform, expand carrier access, and align culturally with TWFG. At the same time, we remain focused on maintaining financial flexibility and generating strong free cash flow to support continued investment in people, technology, and infrastructure.

The scalability of our business model allows us to grow profitably while investing for the long term. As we expand our Corporate Branch footprint and MGA capabilities, we believe we are meaningfully enhancing the Company's long-term earnings power while preserving the entrepreneurial culture that has defined TWFG from the beginning.

Looking Ahead

As we enter 2026, we do so with confidence and momentum. The investments we have made, combined with a constructive industry backdrop and powerful structural tailwinds favoring independent distribution, position TWFG for continued success.

Our priorities remain clear:

- Deliver consistent double-digit organic growth
- Expand margins through operating leverage and scale
- Allocate capital responsibly and strategically
- Continue building a platform that attracts premier agents and delivers exceptional service to clients

We are confident in our ability to execute against these objectives and to continue creating long-term value for our stockholders.

On behalf of our leadership team and Board of Directors, thank you for your continued support and trust in TWFG.

Sincerely,



Richard F. "Gordy" Bunch III
Founder, Chairman and Chief Executive Officer
TWFG, Inc.

* Adjusted EBITDA, Adjusted EBITDA Margin and Organic Revenue Growth are non-GAAP measures. For definitions of and reconciliations to the most directly comparable financial measures presented in accordance with GAAP, please see the enclosed Annual Report on Form 10-K.

TWFG National Footprint



■ TWFG Branch   ▨ TWFG Branch & TWFG MGA   ▨ TWFG MGA   ■ Future TWFG Expansion

Selected Financial Data

Total Written Premium ($MM)



$886
$1,054
$1,248
$1,476
$1,732
2021
2022
2023
2024
2025

Total Revenue ($MM)



$125
$154
$172
$204
$249
2021
2022
2023
2024
2025

Adjusted EBITDA ($MM)
and Adjusted EBITDA Margin [(1)]



70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
$31.3
$45.3
$66.9
2023
2024
2025
18.2%
22.3%
26.9%

Total Net Income ($MM)



50.0
40.0
30.0
20.0
10.0
0.0
$28.6
$41.2
2024
2025

[(1)] Adjusted EBITDA, Adjusted EBITDA Margin and Organic Revenue Growth are non-GAAP measures. For definitions of and reconciliations to the most directly comparable financial measures presented in acacordance with GAAP, please see the enclosed Annual Report on Form 10-K.

A Compelling Financial Profile

$41.2mm
2025
Net Income

$50.9mm
Adjusted
Net Income[1]

$66.8mm
Adjusted
EBITDA[1]

22.0%
Total Revenue
Growth

$0.53
Diluted Earnings
Per Share

$0.90
Adjusted
Diluted Earnings
Per Share[1]

$26.9%
Adjusted
EBITDA Margin[1]

20.5%
Adjusted Net
Income Margin[1]

[1] *Adjusted EBITDA, Adjusted Net Income, Adjusted Diluted Earnings per Share, Adjusted EBITDA Margin and Adjusted Net Income Margin are non-GAAP measures. For definitions of and reconciliations to the most directly comparable financial measures presented in accordance with GAAP, please see the enclosed Annual Report on Form 10-K.*

A History of Resilience

- Dot Com Bubble Burst
- 9/11
- Recession
- Tropical Storm Allison
- Mold Crisis

- Hurricanes:
  - Charley
  - Frances
  - Ivan
  - Jeanne

- "KRW" Hurricanes:
  - Katrina
  - Rita
  - Wilma

- Sub-prime Crisis
- The Great Recession
- Hurricane Ike

- Memorial Day Flood

- Tax Day Flood

- CA Wildfires
- Hurricanes:
  - Maria
  - Irma
  - Harvey

- CA Campfire
- Hurricane Michael

$500M+
TOTAL WRITTEN PREMIUM

- Tropical Storm Imelda

- Global Pandemic
- Recession
- CA Wildfires
- Supply Chain
- Hurricane Laura

- Hurricane Ida
- Winter Storm Uri

- Inflation
- Capacity Constraints
- Increasing Interest Rates

- Climate Change
- Supply Chain Shortages

$1.5B
TOTAL WRITTEN PREMIUM

TWFG
Nasdaq Listed

- Hurricane Beryl
- IPO

$1.7B
TOTAL WRITTEN PREMIUM

- CA Wildfires

$0 PREMIUM

2001 | 2002-03 | 2004 | 2005 | 2006-07 | 2008 | 2009-14 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025

■ Years with CAT/Financial Events | Years without Significant CAT/Financial Events

Full Year 2025 Highlights

- Total revenues for the year increased 22% to $248.5 million, compared to $203.8 million in the prior year period

- Net income for the year was $41.2 million, compared to $28.6 million in the prior year period

- Commission income for the year increased 21% to $221.0 million, compared to $183.2 million in the prior year period

- Contingent income for the year increased 50% to $13.1 million, compared to $8.7 million in the prior year period

- Total Written Premium for the year increased 17.3% to $1.7 billion, compared to $1.5 billion in the prior year period

- Organic Revenue Growth Rate* for the year was 11.6%

- Adjusted Net Income* for the year increased 54.1% from the prior year period to $50.9 million, and Adjusted Net Income Margin* for the year was 20.5%

- Adjusted EBITDA* for the year increased 47.4% over the prior year period to $66.8 million, and Adjusted EBITDA Margin* for the year was 26.9% compared to 22.3% in the prior year

- Cash flow from operating activities for the year was $53.5 million, compared to $40.5 million in the prior year period

- Adjusted Free Cash Flow* for the year was $42.1 million, compared to $28.2 million in the prior year period

* Organic Revenue Growth Rate, Adjusted Net Income, Adjusted Net Income Margin, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Free Cash Flow are non-GAAP measures. For definitions of and reconciliations to the most directly comparable financial measures presented in accordance with GAAP, please see the enclosed Annual Report on Form 10-K.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

_____

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-42177

_____

TWFG, Inc.

(Exact name of registrant as specified in its charter)

_____

Delaware	**99-0603906**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
10055 Grogans Mill Rd. Suite 500 The Woodlands, Texas	**77380**
(Address of Principal Executive Offices)	(Zip Code)

(281) 367-3424

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.01 par value per share	**TWFG**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

As of June 30, 2025 (the last business day of the registrant's second fiscal quarter), the registrant's aggregate market value of its voting and non-voting common equity held by non-affiliates was $501,924,325.

As of March 9, 2026, there were 15,028,681 shares of Class A common stock, 7,277,651 shares of Class B common stock and 33,893,810 shares of Class C common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for its 2026 Annual Meeting of Stockholders, which will be filed no later than 120 days after the Registrant's fiscal year ended December 31, 2025, are incorporated by reference in this report in response to Part III, Items 10, 11, 12, 13, and 14.

Table of Contents

Cautionary Note Regarding Forward-Looking Statements

We have made statements in this Annual Report on Form 10-K (this "Annual Report") that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the captions entitled Part I, Item 1A "Risk factors" and Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Commonly Used Defined Terms:

- "we," "us," "our," the "Company," "TWFG," and similar references refer to: (i) TWFG, Inc. and, unless otherwise stated or the context otherwise requires, all of its subsidiaries, including TWFG Holding Company, LLC ("TWFG Holding"), for periods following the consummation of the Reorganization Transactions (as defined herein), including our initial public offering ("IPO"), and (ii) TWFG Holding and, unless otherwise stated or the context otherwise requires, all of its subsidiaries, for periods prior to the completion of the Reorganization Transactions, including our IPO;

- Adjusted Diluted Earnings Per Share: Adjusted Net Income divided by diluted shares outstanding after adjusting for the effect of (i) the exchange of 100% of the outstanding Class B common stock of the Company (the "Class B Common Stock") and Class C common stock of the Company (the "Class C Common Stock") (together with the related LLC Units) into shares of Class A common stock of the Company ("Class A Common Stock") and (ii) the vesting of 100% of the unvested equity awards and exchange into shares of Class A Common Stock;

- Adjusted EBITDA: EBITDA adjusted to exclude equity-based compensation and other non-operating items, including certain nonrecurring or non-operating gains or losses;

- Adjusted EBITDA Margin: Adjusted EBITDA divided by total revenues;

- Adjusted Free Cash Flow: Cash flow from operating activities (the most directly comparable GAAP measure) less cash payments for tax distributions, purchases of property, plant, and equipment and acquisition-related costs;

- Adjusted Net Income: Net income (the most directly comparable GAAP measure) before amortization, non-recurring or non-operating income and expenses, including equity-based compensation, adjusted to assume a single class of stock (Class A) and assuming noncontrolling interests do not exist;

- Adjusted Net Income Margin: Adjusted Net Income divided by total revenues;

- Admitted: The insurance market comprising insurance carriers licensed to write business on an "admitted" basis by the insurance commissioner of the state in which the risk is located. Insurance rates and forms in this market are highly regulated by each state and coverages are largely uniform;

- Book of Business: Active Client list;

- Branch: An independent agency that contracts with our Insurance Services offering, operates its agency through TWFG's "Agency-in-a-Box" and with TWFG's branding, and receives all benefits of working with TWFG, including a work and revenue share, TWFG back-office support, marketing and access to a fully integrated agency management system. TWFG branding is restricted to the Branches and Corporate Branches, all of which are listed on our website and can be found using the location filter. Branches and Corporate Branches are exclusive to TWFG, meaning that they can only write certain insurance business through TWFG;

- Client: Individual or entity that purchases an insurance policy or seeks to purchase an insurance policy from TWFG Agencies;

- Corporate Branch: An agency within our Insurance Services offering that is wholly-owned by TWFG;

- EBITDA: Earnings before interest, income taxes, depreciation and amortization;

- E&O: Errors and omissions;

- E&S: Excess and surplus lines. In this insurance market, insurance carriers are licensed on a "non-admitted" basis. The excess and surplus lines market often offers insurance carriers more flexibility in terms, conditions and rates than does the Admitted market;

- GAAP: Accounting principles generally accepted in the United States of America;

- IPO: The Company's initial public offering completed on July 19, 2024;

- M&A: Mergers and acquisitions;

- MGA: Managing general agency;

- MGA Agencies: Independent agencies that contract with TWFG MGA to obtain access to additional insurance carriers or programs. TWFG MGA Agencies do not include TWFG branding and are not exclusive to TWFG;

- Organic Revenue: Total revenues (the most directly comparable GAAP measure) for the relevant period, excluding contingent income, fee income, other income and those revenues generated from acquired businesses;

- Organic Revenue Growth: Organic Revenue Growth is the change in Organic Revenue period-to-period;

- P&C: Property and casualty insurance;

- Total Written Premium: The total amount of current premium (net of cancellations) placed with insurance carriers;

- TWFG Agencies: Branches, Corporate Branches and MGA Agencies;

- TWFG MGA: TWFG's managing general agency.

Summary of risk factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. Some of the more significant challenges and risks relating to an investment in our Class A Common Stock include those associated with the following:

- macroeconomic conditions, including market conditions, inflation, interest rates or U.S. monetary policies that affect interest rates, labor market conditions, recessionary pressures or concerns over a prolonged economic slowdown and their impact on demand for our services;

- geopolitical instability, public health emergencies, wars, military conflicts and natural or man-made disasters or catastrophes;

- change in tariffs and other trade measures;

- volatility, declines in premiums, or other adverse trends in the insurance industry that may undermine profitability;

- decreases in premiums and commissions set by insurance carriers;

- decreases in contingent commissions;

- risks associated with international operations;

- the occurrence of natural or man-made disasters resulting in declines in business and increases in claims;

- climate risks and risks associated with physical effects of climate change;

- risks related to legal proceedings, governmental inquiries, regulation by state insurance departments, and changes in U.S. and other appliable laws and regulations;

- risks associated with E&O claims;

- significant competitive pressure in the insurance industry;

- consolidation within the retail insurance brokerage industry;

- the termination of our relationships with our primary insurance carriers;

- failure to raise additional capital or generate cash flows harming our ability to compete;

- impairment of intangible assets;

- handling of Client funds and surplus lines taxes and related fiduciary regulation;

- changes in the mode of compensation in the insurance industry;

- risks related to effectively applying technology-based solutions and reliance on third parties for technology services;

- risks related to effectively assessing, adapting, and managing the adoption and use of artificial intelligence;

- unavailability or inaccuracy of data provided by Clients, third parties and insurance carriers;

- risks related to our outstanding indebtedness, which is secured by substantially all of our assets (including rights to future commissions) and the ability to borrow significantly greater amounts under our Revolving Credit Agreement (as defined below), all of which subject us to restrictions and limitations that could significantly affect our ability to operate, refinance or service our indebtedness;

- ability to attract and retain qualified talent, including our senior management team;

- termination of or changes to our MGA programs;

- delays in remittance from insurance carriers and our inability to collect receivables from insurance carriers;

- risks associated with the acquisition or disposition of businesses and the integration of acquired businesses;

- any failure to maintain, protect and enhance our brand or prevent damage to our reputation;

- risks related to our independent branch business;

- failure to protect our intellectual property rights, or allegations that we have infringed on the intellectual property rights of others;

- we are a "controlled company" under the Nasdaq rules, and as a result, qualify for, and rely on, exemptions from certain corporate governance requirements;

- risks relating to our share repurchase program; and

- we are controlled by Bunch Family Holdings, LLC ("Bunch Holdings") whose interests in our business may be different than yours. Due to the high voting stock held by Bunch Holdings, we will continue to be controlled by Bunch Holdings even though it may in the future own less than a majority of our common stock outstanding.

Before you invest in our Class A Common Stock, you should carefully consider all the information in this Annual Report, including matters set forth under the heading Item 1A. "Risk factors."

PART I

Item 1. Business

Who we are

We are a leading, high-growth, independent distribution platform for personal and commercial insurance in the U.S. We are pioneers in the insurance industry, developing an agency model built on innovation and experience with what we believe is a more flexible approach than traditional distribution models. Our offerings are fulsome and flexible in that we offer all lines of insurance, multiple distribution contract options, M&A services, proprietary virtual assistants, proprietary technology, proprietary premium financing, unlimited continuing education, recognition programs, co-op funding, marketing support and overall lower costs to operate. Since our founding in 2001 by our Chief Executive Officer, Richard F. ("Gordy") Bunch III, we have established a track record of creating solutions for independent agents, insurance carriers and our Clients, with growth regardless of economic and P&C pricing cycles. Our business model, developed by agents for agents, serves over 3,000 TWFG Agencies and offers a differentiated level of autonomy and entrepreneurial opportunity. We provide TWFG Agencies with resources, technology, training and insurance carrier access to succeed in an increasingly complex market. TWFG Agencies leverage our platform, long-standing relationships with insurance carriers and brand recognition in personal and commercial insurance products to win business and tailor coverage to meet our Clients' specific needs. We operate on a singular, integrated agency management system that equips TWFG Agencies with advanced tools for efficient Client management, policy management and communication in a cost-effective manner.

We have worked with independent agents for over 25 years, building a platform that exceeded $1.7 billion of Total Written Premium for the year ended December 31, 2025. As of December 31, 2025, our distribution platform encompassed over 550 Branches (as defined below) across 34 states and the District of Columbia within our Insurance Services offering and over 2,750 MGA Agencies across 43 states within our TWFG MGA offering. Within our Insurance Services offering, we have (i) independent agencies or Agencies-in-a-Box, (the "Branches") and (ii) branches that we wholly own (the "Corporate Branches"). Both Branches and Corporate Branches have TWFG branding and can only write insurance business through TWFG. Clients can access all of our agencies with TWFG branding, i.e., Branches and Corporate Branches, through our website at TWFG.com. MGA Agencies are independent agencies that contract with our TWFG MGA offering to obtain access to additional insurance carriers or programs. MGA Agencies do not include TWFG branding and are not exclusive to TWFG. We maintain relationships with over 300 insurance carriers to support TWFG Agencies and drive our growth. We believe we offer a strong value proposition when compared to the thousands of independent agencies and captive agents across the country and that we are part of the future of insurance distribution.

We embrace a simple philosophy: "Our Policy is Caring," which is more than a motto. This philosophy informs the way we interact with all of our stakeholders and the communities in which they live and work. We seek to attract partners who demonstrate a commitment to making a difference in the lives of the people and communities we interact with. We treat our Clients, employees and stakeholders like family.

Our business

As a retail and wholesale distributor, we operate within the broader P&C distribution market. Retail and wholesale insurance brokers facilitate the placement of P&C insurance products in the Admitted insurance markets, which are regulated in each state by the respective state's government, and E&S markets, which are often inaccessible by small agencies. As a P&C distribution company, our total P&C addressable market for Total Written Premium in the U.S. was approximately $1,050 billion as of 2025, according to S&P Global Market Intelligence. We primarily distribute personal P&C lines insurance and commercial P&C lines insurance (with industry premium growth in 2025 of 12.1% and 4.0%, respectively, according to data provided by S&P Global Market Intelligence). Based on revenue, we are the eighth largest personal lines agency in the U.S. and the 26th largest agency across all lines of business, according to the Insurance Journal's 2025 Top 100 Property/Casualty Agencies.

For the years ended December 31, 2025 and 2024, we generated revenue of $248.5 million and $203.8 million, respectively, representing year-over-year growth of 22.0%, including Organic Revenue Growth of 11.6% year-over-year. Our compound annual growth rate, or CAGR, in Total Written Premium and total revenue for the period from January 1, 2020 through December 31, 2025 was 20.0% and 19.5%, respectively. This growth has been primarily driven by our ability to attract productive agents to our platform, TWFG Agencies' success in winning new business, our ability to retain and expand renewal business and our acquisition strategy. We are a profitable company with strong earnings generation and conversion of net income to Adjusted Free Cash Flow. For the year ended December 31, 2025, we generated $41.2 million of net income, $50.9 million of Adjusted Net Income and $66.8 million of Adjusted EBITDA.



Premium CAGR: 20.0%   **Revenue CAGR: 19.5%**

We have developed our model and strategy to address the shortcomings of two distinct insurance distribution channels: (1) the captive agency channel, or agents that are part of the selling force of a particular insurance carrier and generally limited to selling insurance products from such insurance carrier and (2) the independent agency channel, or agencies that distribute insurance products from multiple insurance carriers but, depending on their size, can face difficulty in obtaining the level of insurance carrier access typically enjoyed by larger platforms like ours. Our independent distribution platform differs from the captive agency channel and the independent agency channel because we both support TWFG Agencies with the resources, technology, training and M&A growth opportunities that they need to build and scale their businesses and provide these agencies with access to multiple insurance carriers. We believe that our commission structure serves as a significant appeal for skilled insurance professionals. Once part of TWFG, TWFG Agencies benefit from extensive training and development initiatives that are tailored to the individual agent based on the lines of business the agent wishes to pursue. Equipped with a comprehensive product portfolio, strong organizational backing and aligned incentives, TWFG Agencies are well-positioned to expand our Books of Business and penetrate new market segments, which enhances our organic growth.

We believe TWFG is an attractive partner for insurance carriers due to our national network of experienced agents, strong distribution channels, and collaborative approach. While much of our business is concentrated in Texas, California, and Louisiana, TWFG is licensed in all 50 states and has a physical presence in 43 states plus the District of Columbia. The Company works with over 300 carriers and 550 Branches, whose principals average 18 years of experience, to provide tailored solutions and broad coverage options. TWFG also offers specialized trainings for agents, fostering innovation and adapting to market changes, which enhances client satisfaction and long-term relationships.

We assist insurance carriers in placing contracts with clients under agency agreements that define our authority and compensation. Commission rates vary by carrier, state, and business line, typically ranging from 7% to 30%, with an average of about 12.8% and 12% as of December 31, 2025 and December 31, 2024, respectively. The commission income that we receive from insurance carriers is a significant portion of our total revenues, comprising approximately 89% of our total revenues earned in both 2025 and 2024. Our broad carrier relationships allow us to offer diverse, competitively priced products. In some cases, we have underwriting authority for certain carriers, but we do not retain any risk from the policies placed.

Table of contents

We earn our commission revenue by placing insurance contracts between carriers and clients, acting as both the client's agent and the carrier's representative. Commissions are based on carrier-determined premium rates, which may change at renewal. A portion of these commissions is shared with Branches and MGA Agencies under their agreements, recorded as commission expenses that reduce our profitability. For Corporate Branches, the Company retains all commission income and covers all related expenses.

Our independent distribution platform offers our Branches and MGA Agencies a choice of contracts to execute with us, including Branch contracts, MGA contracts and producer contracts, and our programs include Admitted and non-admitted insurance products, personal, commercial, life, and health lines of business, as well as proprietary programs only available through TWFG. We also participate in M&A activities with our Branches as part of our commitment to support their continued growth.

TWFG Agencies are fundamentally entrepreneurial, and focused on building and scaling their business, and we provide them with speed to market, the benefits of scale, administrative support, training, tools, insurance carrier access and M&A growth opportunities that enable TWFG Agencies to take their agency to the next level and better assist our Clients.

The demand for our products is significant and expanding. As a distributor of these products, we compete based on reputation, Client service, industry insights, product offerings, ability to tailor our services to the specific needs of a Client and offering a broad range of coverage options and services.

We operate through two primary offerings: (1) Insurance Services, through TWFG's exclusive Branch agreements or what we refer to as "Agency-in-a-Box" (over 550 agencies) and through Corporate Branches (approximately 19 agencies) and (2) TWFG MGA (over 2,750 agencies).

Insurance Services (79% of 2025 Revenue): Branch principals have nearly 18 years of insurance industry experience, on average, with established local relationships and deep ties to their communities.



TWFG Branch Agency Principals' Insurance Industry Experience

- 11+ Years
- 6-10 Years
- 3-5 Years
- Less Than 3 Years

(as of December 31, 2025)



TWFG Branch Agency Tenure

- 11+ Years
- 6-10 Years
- 3-5 Years
- Less Than 3 Years

(as of December 31, 2025)

Agency-in-a-Box (62% of 2025 Revenue)

As a turnkey solution for new Branches, we facilitate the administrative work of operating an agency, allowing agents to focus on growing their business and serving our Clients. Our solution includes an agency management system, insurance carrier access, MGA access, training, mobile technology, virtual assistants, marketing tools, agency commission processing, agency bill accounting and M&A support.

Central to our differentiated value proposition is a revenue and work sharing model that is efficient and mutually beneficial to the agents and to us. This arrangement acts as a meaningful incentive, motivating agents to broaden our Books of Business, add new business lines and emphasize Client retention. Our model not only improves agents' income but, offers an attractive built-in succession plan at fair market value that encourages long-term Client relationships, high-quality service and growth.

Unlike some other insurance distribution models, the operating costs incurred by our Branches do not transfer to TWFG. Instead, we receive all commission revenue and subsequently pay and record a commission expense to each Branch based on the relevant exclusive Branch agreement. The Branch is responsible for its operating costs, including fees for technology, E&O coverage and other services charged by us. This approach results in a streamlined and cost-effective operation, allowing us to concentrate on providing support, technology, marketing tools and additional growth opportunities to Branches. We believe our strategic approach to revenue sharing, expense management and growth is a cornerstone of our collective success.

Setting up an agency from scratch requires significant investment upfront in agency management systems and infrastructure, marketing and support functions, as well as a significant time investment in securing insurance carrier appointments, negotiating contracts, and training and development. We design our Agency-in-a-Box offering to assist independent and experienced captive agents with all of the foregoing and achieve scale and efficiency operating as a Branch.

Corporate Branches (17% of 2025 Revenue)

A portion of our Branches are wholly-owned by TWFG. These Corporate Branches were developed organically or acquired from third parties, and we retain 100% of the commission income received from insurance carriers and are responsible for 100% of the Corporate Branches' expenses. We have two compensation structures for our agents within our Corporate Branches. Our employee agents receive salaries, employee benefits and bonuses for services rendered, while our non-employee agents receive commission payments. In 2025, we acquired seven third-party branches for a total purchase price of $51.0 million and converted them into Corporate Branches or employees, which was additive to our net income and Adjusted EBITDA.

Prior to the IPO, our Branch agreements contained provisions that gave our Branches the right to be acquired by us upon completion of our initial public offering of our Class A Common Stock. We offered all of our existing Branches the opportunity to be acquired by us for consideration consisting of a combination of cash and our equity. We performed diligence on the Branches that elected to be purchased in order to establish valuations, and we negotiated pricing for the acquisitions based on multiples of revenue or Adjusted EBITDA, growth rates and loss ratios of the Branches. In January 2024, we acquired nine of our Branches for a total purchase price of $40.8 million and converted them into Corporate Branches or employees, which was additive to our net income and Adjusted EBITDA.

We review acquisition opportunities and consider whether the acquisition would be beneficial as either a Corporate Branch or a Branch operating through our Agency-in-a-Box offering. Branches with annual revenues greater than $1.0 million in a geography where we currently do not have a physical location may be considered as a candidate for a Corporate Branch acquisition. Branches with less than $1.0 million in annual revenues and located near another Branch are considered as candidates for acquisition by another Branch in the same geographic area. Until recently, we have not sought to acquire our existing Branches and instead have preferred combining an existing Branch with another Branch operating through our Agency-in-a-Box offering or with a new Branch joining the TWFG organization. *See Note 4, "Intangible Assets and Acquisitions"* to our consolidated financial statements included elsewhere in this Annual Report for information regarding the accounting for acquired assets and their impact on our consolidated financial condition. Also *see Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations"* for the impact of the acquisitions on our results of operations.

TWFG MGA (20% of 2025 Revenue): Through our TWFG MGA offering, we facilitate the placement of traditional and hard-to-place personal and commercial insurance risks. We provide access to insurance carrier relationships and products in both the Admitted market and the E&S markets, which are often inaccessible by small agencies. We provide third-party administration, insurance carrier access and brokerage services, allowing MGA Agencies across the country to place business through markets they would otherwise not have access to based on their size relative to minimum volume requirements various insurance carriers use to offer new agent appointments. Similar to our Agency-in-a-Box offering, we receive all commission revenue earned by MGA Agencies and subsequently pay and record a commission expense to MGA Agencies based on the relevant MGA agreement. None of the operating costs incurred by the MGA Agencies are assumed by TWFG.

In 2025, we acquired a 50.1% controlling interest in TWFG MGA FL, LLC, which distributes personal and commercial lines insurance products to independent agents in the State of Florida, for a purchase price of $9.7 million. *See Note 4, "Intangible Assets and Acquisitions"* to our consolidated financial statements included elsewhere in this Annual Report for information regarding the accounting for the acquired asset.



Revenue Mix ($MM)

Table of contents

For additional information related to the breakdown of revenues and for a breakdown of commission income by offering for the years ended December 31, 2025 and 2024, please *see Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."*

Our geographic presence

Although a significant portion of our business is concentrated in Texas, California and Louisiana (representing 54.1%, 15.2% and 12.4%, respectively, of our Total Written Premiums in 2025), we are licensed in all 50 states and have a physical presence in 43 states and the District of Columbia across our Insurance Services and TWFG MGA offerings. The Company has been expanding throughout the U.S., both through the recruitment of start-up agencies, and through strategic acquisitions. In 2025, this expansion included the addition of insurance agents in Alabama, Kentucky, New Hampshire and a new MGA property program in Florida.


TWFG National Footprint
• TWFG is Licensed in All 50 States
TWFG Branch
TWFG Branch & TWFG MGA
TWFG MGA
Future TWFG Expansion

Our products

The insurance products we distribute primarily consist of personal and commercial lines, including auto, home, renters, life, health, motorcycle, umbrella, boat, recreational vehicles, flood, wind, event, luxury items, general liability, property, business auto, workers' compensation, business owner policy, professional liability, commercial bonds and group benefits. Through TWFG MGA, we also provide access to Admitted insurance markets, which are regulated in each state by the respective state's government, and E&S markets, which are often inaccessible by small agencies. We offer exclusive programs in certain niches, including catastrophe-exposed property and high-value homes, across our regional footprint. The insurance products that we distribute are binding contracts between our Clients and the insurance carriers. In certain cases, we collect premiums on behalf of the insurance carriers. We do not underwrite risks in exchange for premiums. We placed $1.7 billion of Total Written Premium in 2025 in both of our offerings and are constantly evaluating opportunities to enhance our capacity.

**All Written Premium Mix by Line of Business
2025**



Commercial Lines 18%
All Personal Lines 82%

**All Insurance Services Premium Mix by Line of Business
2025**



Commercial Lines 20%
All Personal Lines 80%




All TWFG MGA Premium Mix by Line of Business
2025

- Commercial Lines
- Other Personal Lines
- Personal Auto
- Homeowners

Commercial Lines 7%
All Personal Lines 93%

Our competitive strengths

We have an established track record of generating growth across multiple economic and P&C pricing cycles.

For over two decades, we have successfully navigated economic cycles to generate Organic Revenue Growth and healthy Adjusted Free Cash Flow. We believe that our growth is a function of our value proposition to agents, our reputation for consistency and fairness, our efficient operations, and our positioning relative to an industry shift in distribution from the captive model to the independent agent model.

Three structural shifts in insurance distribution that have supported our growth are gaining additional momentum: (1) insurance carriers are continuing to pivot their business models away from captive distribution; (2) direct-to-consumer insurance carriers are working with independent agents to access an additional distribution channel; and (3) smaller agencies are facing difficulties in securing appointments with insurance carriers as they look to be more efficient in their distribution. We believe that these persistent structural shifts, coupled with our business model, serve as tailwinds for our business and we believe we are well-positioned to continue to benefit from the accelerating momentum toward the independent agency model.

Innovation is a core tenet of our business, and we have a demonstrated ability to swiftly innovate when challenges or opportunities arise. Our revenue and work sharing model is an innovation in itself and offers agents an alternative to traditional distribution models. At each inflection point in our history, we have sought to create novel solutions for TWFG Agencies and our Clients.

We offer a proven, turnkey Agency-in-a-Box solution to captive and independent agents seeking choice for Clients, expanded insurance carrier access, accelerated growth, independence and succession planning.

We consider our Agency-in-a-Box offering to be a differentiated value proposition in the market for entrepreneurial agents. In addition to removing much of the administrative burden of operating an independent agency and providing access to additional markets, our solution offers an exceptional revenue sharing model that allows our Branches to staff their businesses adequately, provide excellent Client service and enjoy profitable growth. Our offerings also provide the opportunity to sell all lines of insurance, grow through M&A and formulate succession strategies that we believe could be mutually beneficial for the Branch principal and TWFG.

We believe our differentiated value proposition makes TWFG the partner of choice for independent agents as well as captive agents seeking to become independent. Many of our agents come from a captive agency background and are a large source of our current agent pipeline. Branches have access to administrative support and an expansive inventory of personal and commercial lines products, many of which they may not otherwise be able to write. We couple product access with tools that typically would be cost prohibitive to an independent agent, including an intuitive agency management system, scaled technology infrastructure, an integrated marketing solution and easy-to-use web and mobile application-based Client tools. These capabilities help drive efficiencies and allow Branches to focus their time on expanding their business and providing high-quality Client service.

We are trusted by insurance carriers, offering them efficient, effective and experienced distribution on a national scale.

Our twenty-five year track record, expanding agent footprint, consistent growth and collaborative approach to managing portfolios provides our over 300 insurance carriers access to a profitable, efficient distribution channel.

By providing centralized insurance carrier relations, third-party administrative services and managing our network's premium volume and commissions, we provide an easy opportunity for insurance carriers to operate with us. For certain lines of business, insurance carriers delegate underwriting duties to us, which include the authority to bind a policy within negotiated limits and criteria. These underwriting duties are regulated by the contract with, and underwriting guidelines established by, the insurance carriers.

TWFG's Branch principals average approximately 18 years of insurance industry experience and have deep ties with their respective communities. Agents' long-standing relationships with our Clients allow them to conduct business with an understanding of local nuances and preferences. We believe these relationships, coupled with access to the wide range of insurance carriers and products offered by TWFG, allow TWFG Agencies to find optimal solutions for our Clients.

We have a proven, experienced management team supported by a strong culture.

Our cohesive management team has extensive industry experience and has successfully grown our company since its formation in 2001. Our founder and Chief Executive Officer, Richard F. ("Gordy") Bunch III, a former insurance agent and executive, created TWFG with a mantra of "Built by Agents, for Agents." He identified the frictions inherent to captive distribution and set out to build a platform with tools and support functions that could better serve independent agents seeking to operate their own businesses. This foresight has positioned TWFG to benefit from a decades-long structural shift to independent agents that continues to gain momentum today. Our executive management team has an average of over 25 years of insurance industry experience and is supported by a deep bench of talented managers with extensive skill sets across operations, marketing, finance, distribution, recruiting and technology. We enjoy a close-knit, collaborative culture with a long history of internal career advancement and giving back to our community.

Key elements of our growth strategy

Attracting new agents to our platform: We attract a diverse mix of agents to our platform, particularly those with experience, some of whom are in the prime of their "growth years" and some of whom are interested in succession planning and eventual monetization of the business they have built. We seek experienced agents who add to the growth, expertise and culture of our company. Experienced agents bring an existing Book of Business when joining us or work with us to quickly develop a Book of Business based on their existing centers of influence, which often translates to near-term productivity and accelerated revenue generation. We believe our approach cultivates deeper, longer-term relationships between the agent and our Client, as well as between the agent and TWFG. We also believe the brand awareness with being a public company may provide additional recruiting and M&A opportunities.

TWFG offers a financially attractive and thoughtful pathway for agents who have built stable Books of Business and are contemplating long-term succession planning. To facilitate succession planning, we offer TWFG Agencies that are Branches or MGA Agencies the ability to sell their Books of Business to TWFG, enabling a smooth handover of Client relationships and operational responsibilities. The transitioning Branch principal continues to operate the business while mentoring the next generation to replace them at exit or retirement. This approach ensures the smooth continuity of service for Clients and provides a rewarding exit for the retiring agent. TWFG Agencies that are MGA Agencies and that sell their Books of Business to us can either become part of our Agency-in-a-Box offering or become Corporate Branches. In general, Books of Business purchased in specific locations are placed with an existing Branch in such locations.

Expanding our product portfolio: As we increase our Branch count and expand our expertise and offerings, we move closer to evolving our platform into one that can meet the needs of a much broader population of potential Clients. We are strategically expanding our reach in specialty distribution through wholesale and MGA distribution channels. Our structured agreements with MGAs, who in turn have established agreements with leading wholesale brokers and insurance carriers, form an expansive product offering that allows us to broaden our specialty insurance product offerings. This network enhances our value proposition to insurance carriers and Clients alike and expands growth beyond personal lines products. Finally, we are constantly surveying the insurance landscape for M&A opportunities that provide expertise and scale in areas outside of personal lines and small business insurance.

Helping our Branches grow: We support organic growth for our Branches through product expansion, training opportunities and centralized resources. We offer a corporate marketing team with extensive experience in building local strategies and content to support our Branches. Our automated marketing campaign tools across mediums and numerous marketing initiatives throughout the year help maintain Client relationships and grow new Client relationships. We encourage a proactive approach to growing local presence for our Branches, such as civic engagement, formal center of influence referral agreements, lead generation and producer hiring. Many TWFG Agencies further expand their sphere of influence by participating in local Business Network International (BNI) networks and civic organizations.

TWFG also works with our Branches to enable them to expand their own Books of Business through M&A support. Our Branches acquire smaller-sized agencies that allow them to grow, add new talent and provide additional services. TWFG provides due diligence and post-acquisition integration, so the Branch can focus on retaining and expanding the acquired Client relationships.

Partner of choice for M&A targets: In a highly fragmented industry with approximately 39,000 independent agencies and brokerages as of 2025, our objective is to stand out as a preferred partner for agencies seeking accelerated growth and succession planning. We believe that the fragmented industry landscape presents us with the opportunity to continue acquiring high-quality targets. We focus on agencies that enhance our capabilities and that can be integrated in the TWFG ecosystem. Our M&A strategy entails crafting an attractive value proposition for agencies, including a robust operational backbone, a wide array of insurance products and markets, a collaborative culture that values individual legacies and the opportunity for long-term growth. We also prioritize a transparent and equitable transaction process to help ensure a good relationship and alignment from the outset.

Our deal structures offer payment up front, providing agency sellers certainty of payment value, while at the same time limiting our contingent liabilities or future earn-out payments. TWFG is well-positioned with a strong balance sheet and healthy Adjusted Free Cash Flow, offering our M&A targets confidence that they are transitioning to an organization that strives for sustainable growth and opportunity. Our past acquisitions help lead to referrals and testimonials, creating a flywheel effect for new agencies considering joining TWFG, whereby the more transactions we complete, the more we have access to. Our past acquisitions have become a meaningful part of our future organic growth through integration onto our platform. We expect this dynamic to continue, although future results may vary. While we are planning to continue to focus on our Agency-in-a-Box offering, we also expect to grow our Corporate Branches (organically or through third-party acquisitions).

Intellectual property

We rely on a combination of copyright, trademark, trade dress and trade secret laws in the U.S. and other jurisdictions, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property and proprietary rights, including our Books of Business. These laws, procedures and restrictions provide only limited protection.

We have registered "TWFG" and "Our Policy is Caring" as trademarks in the U.S.

We enter into agreements with our employees, contractors, insurance carriers and other parties with whom we do business to limit access to and disclosure of our proprietary information. We cannot assure you that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying or the reverse engineering of our proprietary information, including by third parties who may use our proprietary information to develop products and services that compete with ours. Moreover, others may independently develop products or services that are competitive with ours or that infringe on, misappropriate or otherwise violate our intellectual property and proprietary rights, and policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming and may not be successful, even when our rights have been infringed, misappropriated or otherwise violated.

Companies in the insurance industry and other entities may own large numbers of copyrights, trademarks and other intellectual property and proprietary rights, and these companies and entities have and may in the future request license agreements, threaten litigation or file suit against us based on allegations of infringement, misappropriation or other violations of their intellectual property and proprietary rights.

See Item 1A. "Risk factors—Risks relating to intellectual property and cybersecurity" for a more comprehensive description of risks related to our intellectual property.

Regulatory matters

Licensing. Our business activities are subject to licensing requirements and extensive regulation under the laws of the states in which we operate. Regulatory authorities in the states in which our operating subsidiaries conduct business may require individual or company licensing to act as producers, brokers, agents, third-party administrators, managing general agents, reinsurance intermediaries or adjusters. Under the laws of most states in the U.S., regulatory authorities have relatively broad discretion with respect to granting, renewing and revoking producers', brokers' and agents' licenses to transact business in the state. The operating terms may vary according to the licensing requirements of the particular state, which may require that a firm operate in the state through a local corporation.

Fiduciary funds. Insurance authorities in the U.S. have also enacted laws and regulations governing the investment of funds, such as premiums and claims proceeds, held in a fiduciary capacity for others. These laws and regulations generally require the segregation of these fiduciary funds and limit the types of investments that may be made with them.

Agent and broker compensation. Some states permit insurance agents to charge policy fees, while other states prohibit this practice. In recent years, several states considered new legislation or regulations regarding the compensation of brokers by insurance carriers. The proposals ranged in nature from new disclosure requirements to new duties on insurance agents and brokers in dealing with Clients.

Rate regulation. Nearly all states have insurance laws requiring personal P&C insurance carriers to file rating plans, policy or coverage forms, and other information with the state's regulatory authority. In many cases, such rating plans, policy or coverage forms, or both must be approved prior to use.

The speed with which an insurer can change rates in response to competition or in response to increasing costs depends, in part, on whether the rating laws are (i) prior approval, (ii) file-and-use, or (iii) use-and-file laws. In states having prior approval laws, the regulator must approve a rate before the insurer may use it. In states having file-and-use laws, the insurer does not have to wait for the regulator's approval to use a rate, but the rate must be filed with the regulatory authority prior to being used. A use-and-file law requires an insurer to file rates within a certain period of time after the insurer begins using them. Eighteen states, including California and New York, have prior approval laws. Under all three types of rating laws, the regulator has the authority to disapprove a rate filing.

While we are not an insurer, and thus not required to file our own rating plans with the state's regulatory authority, our commissions are derived from a percentage of the premium rates set by insurers in conjunction with state law.

Excess and Surplus Regulation. The E&S market generally provides insurance for businesses that are unable to obtain coverage from Admitted insurance carriers because of their high or complex risk profile or the unique nature or size of the risk. The surplus lines transaction is facilitated through a licensed and regulated surplus lines broker. It is the licensed surplus lines broker that is responsible for: (i) selecting an eligible surplus lines insurer; (ii) reporting the surplus lines transaction to insurance regulators; (iii) remitting the premium tax due on the transaction to state tax authorities; and (iv) assuring compliance with all the requirements of the surplus lines codes. State surplus lines laws, or laws pertaining to non-admitted insurance business, require that surplus lines brokers comply with diligent search/exempt commercial purchaser laws and affidavit/document filing requirements, as well as requiring the collection and paying of any taxes, stamping fees, assessment fees, and other applicable charges on such business. Surplus lines brokers are often subject to special licensing, surplus lines tax, and/or due diligence requirements by the home state of the insured. Fines for failing to comply with these surplus lines requirements, specifically for failing to comply with the surplus lines licensing or due diligence requirements, vary by state but can range to several hundred thousand dollars.

Privacy regulation. Federal law and the laws of many states require financial institutions to protect the security and confidentiality of client information and to notify clients about their policies and practices relating to collection and disclosure of client information and their policies relating to protecting the security and confidentiality of that information. Federal law and the laws of many states also regulate disclosures and disposal of client information. Congress, state legislatures, and regulatory authorities are expected to consider additional regulation relating to privacy and other aspects of client information.

Competition

The insurance brokerage business is highly competitive, and numerous firms actively compete with us for clients and insurance markets. Competition in the insurance business is largely based upon innovation, knowledge, terms and condition of coverage, quality of service and price. A number of firms and banks with substantially greater resources and market presence compete with us.

Our brokerage operations compete with firms, which operate globally or nationally or are strong in a particular region or locality and may have, in that region or locality, an office with revenues as large as or larger than those of our corresponding local office. We believe that the primary factors determining our competitive position with other organizations in our industry are the quality of the services we render, the technology we use, the diversity of products we offer, and the overall costs to our Clients. Our offerings are fulsome and flexible in that we offer many lines of insurance, multiple distribution contract options, M&A services, proprietary virtual assistants, proprietary technology, proprietary premium financing, unlimited continuing education, recognition programs, co-op funding, marketing support and overall lower costs to operate.

A number of insurance carriers directly sell insurance, primarily to individuals, and do not pay commissions to third-party agents and brokers.

Human capital management

Our culture is the foundation of everything we do. We enjoy a close-knit, collaborative culture with a long history of internal career advancement and giving back to our community. Our key differentiator is not only our talent and expertise, but also the creativity and execution we deliver on behalf of our Clients. Our commitment to attracting and retaining top industry talent to assist our Clients is matched only by our entrepreneurial spirit and passion for excellence.

As of December 31, 2025, we employed approximately 400 people across the U.S. and the Philippines and have 30 offices across the U.S. Some agents are non-employees or contractors of TWFG. We also engage temporary employees and consultants. None of our employees are represented by unions. We offer competitive compensation and benefits programs to attract and retain top talent.

We believe that our commitment to protecting what matters most — our clients, communities, and stakeholders — would not be possible without the broad array of experiences and professional and personal backgrounds across our team.

Relationship with RenaissanceRe

RenaissanceRe Holdings Ltd., through its wholly-owned subsidiary RenaissanceRe Ventures U.S. LLC ("RenRe"), has been an investor in the Company since 2018. Jonathan Anderson is one of our directors and the Senior Vice President, Global Head - Strategic Investments of RenaissanceRe Holdings Ltd.

Organizational structure

TWFG, Inc. was incorporated as a Delaware corporation on January 8, 2024 for the purpose of facilitating the IPO and other Reorganization Transactions described below in order to carry on the business of TWFG Holding and its consolidated subsidiaries. On July 19, 2024, TWFG completed an IPO of 11,000,000 shares of its Class A Common Stock at an initial public offering price of $17.00 per share. On July 23, 2024, the underwriters purchased an additional 1,650,000 shares of Class A Common Stock at $17.00 per share pursuant to the underwriters' over-allotment option. The operations of TWFG Holding represent the predecessor to TWFG, Inc. prior to the IPO.

Prior to the consummation of the Reorganization Transactions described below and the IPO, (i) less than 5% of TWFG Holding's outstanding ownership interests were owned by new members that received Class A interests in TWFG Holding as consideration in transactions in which TWFG Holding acquired insurance services businesses owned by such new members (the "New Members") and (ii) the remaining TWFG Holding outstanding ownership interests were owned beneficially by Bunch Holdings, RenRe and GHC Woodlands Holdings LLC ("GHC" and, together with Bunch Holdings and RenRe and each of their permitted transferees, the "Pre-IPO LLC Members" or "Continuing Pre-IPO LLC Members").

In connection with the IPO, TWFG Holding completed the following transactions to implement an internal reorganization (the "Reorganization Transactions"):

- The Company, TWFG Holding and each of the Pre-IPO LLC Members entered into the third amended and restated TWFG Holding LLC agreement (the "TWFG LLC Agreement"), which among other items, appointed the Company as the sole managing member of TWFG Holding and modified the TWFG Holding capital structure by reclassifying the interest held by the Pre-IPO LLC Members and New Members into a single new class of non-voting common interest units (the "LLC Units").

- TWFG's certificate of incorporation was amended and restated to, among other items, authorize the issuance of three classes of common stock: Class A Common Stock, Class B Common Stock and Class C Common Stock. Each share of Class A Common Stock entitles its holder to one vote per share on all matters submitted to a vote of the stockholders, each share of Class B Common Stock entitles its holder to one vote per share on all matters submitted to a vote of the stockholders and each share of Class C Common Stock initially entitles its holder to ten votes per share on all matters submitted to a vote of the stockholders. Each share of non-economic Class C Common Stock is entitled to one vote per share automatically (i) 12 months following the death or disability of Richard F. ("Gordy") Bunch III or (ii) upon the first trading day on or after such date that the outstanding shares of non-economic Class C Common Stock represent less than 10% of the then-outstanding Class A Common Stock, non-economic Class B Common Stock and non-economic Class C Common Stock, which, in either instance, may be extended to 18 months upon affirmative approval of a majority of the independent directors;

- 342,362 LLC Units held by Bunch Holdings were exchanged into 342,362 shares of Class A Common Stock of the Company; and

- Bunch Holdings was issued 33,893,810 shares of non-economic Class C Common Stock, RenRe was issued 5,457,417 shares of non-economic Class B Common Stock; GHC was issued 1,820,234 shares of non-economic Class B Common Stock; and the New Members were issued 1,819,512 shares of Class A Common Stock, each in an amount equal to the number of LLC Units previously held by each such Pre-IPO LLC Member and New Members.

As of December 31, 2025 and 2024, TWFG, Inc. owned 26.7% and 26.5%, respectively, of TWFG Holding and the non-controlling interest holders owned the remaining 73.3% and 73.5% of TWFG Holding, respectively.

Implications of being an emerging growth company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). The JOBS Act provides that an "emerging growth company" can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. As an emerging growth company, we intend to, and may for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies.

The Company has elected to avail itself of the extended transition period for complying with new or revised accounting standards. Additional information regarding the implications, risks, and related considerations can be found in the "Management's discussion and analysis of financial condition and results of operations" and "Risk Factors" sections of this Annual Report.

Principal executive offices and internet address

Our principal executive offices are located at 10055 Grogans Mill Rd. Suite 500, The Woodlands, Texas 77380, and our telephone number is (281) 367-3424. Our website address is www.twfg.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act")are made available through our website, free of charge, as soon as reasonably practical after we electronically file or furnish the reports to the Securities and Exchange Commission ("SEC"). Also available on the Company's website are the Company's Code of Ethics and Business Conduct ("Code of Conduct"), Whistleblower Policy, as well as the charters of the audit and compensation committees. Information on our website or any other website is not incorporated by reference into this Annual Report and does not constitute a part of this Annual Report. Any amendments to the Code of Conduct, or any waivers of its requirements for which disclosure is required will be disclosed on our website.

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors

An investment in our Class A Common Stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this Annual Report, before making an investment in our Class A Common Stock. If any of the following risks actually occur, our business, financial condition and results of operations may be materially adversely affected. In such an event, the trading price of our shares of Class A Common Stock could decline and you could lose part or all of your investment.

Risks relating to our business

An overall decline in economic activity could have a material adverse effect on the financial condition and results of operations of our business.

Factors, such as business revenue, economic conditions, the volatility and strength of the capital markets, inflation and public health emergencies, can affect the business and economic environment. For example, in recent years, the global economic environment was characterized by persistent inflation, rising interest rates, volatility in global financial markets (leading to, among other things, a decline in equity prices), continued supply chain complications, recessionary fears, and geopolitical uncertainty, including ongoing wars and military conflicts and their impacts on global security and markets.

Demand for P&C insurance generally correlates with household income, employment levels, corporate revenue, and asset values, and declines during economic downturns, which can reduce our commissions and fees. Insurance carrier losses from inflation, rising interest rates, or catastrophes may lower our contingent income, which depends on carrier underwriting results and premium volume. Softening of the insurance market, carrier insolvencies, or consolidations could adversely affect our ability to place business and reduce revenues. Additionally, economic deterioration or recessionary pressures may cause Clients to reduce coverage, cancel policies, or experience liquidity issues, impacting receivables, while E&O claims against us may increase. A prolonged decline in economic activity could materially adversely affect our business, financial condition, and results of operations.

Furthermore, a portion of our operating expenses refers to employee compensation and benefits, which are sensitive to inflation. To maintain our ability to successfully compete for the best talent, rising inflation rates may require us to provide compensation increases beyond historical increases, which may increase our compensation costs. Consequently, inflation is expected to increase our operating expenses over time and may adversely impact our results of operations.

Changes in prevailing interest rates or U.S. monetary policies that affect interest rates, as well as changes in tariffs and other trade measures, could adversely affect our business.

Major slowdowns in the various housing markets we serve, including as a result of changes in prevailing interest rates or U.S. monetary policies that affect interest rates, could adversely impact our ability to generate new business. For example, this may impact the market for new homes or autos, which could adversely impact our personal lines, Clients or the market for small business start-ups, which could adversely impact our commercial lines Clients. Any changes in U.S. trade policy, including new and existing tariffs as well as other trade measures, could result in reduced economic activity, increased costs in operating our business, reduced demand and/or changes in purchasing behaviors for new homes or autos, material changes in the pricing of new homes or autos, limits on trade with the U.S. or other potentially adverse economic outcomes. Further, such changes in U.S. trade policy could trigger retaliatory actions, including tariffs and other trade measures, by affected countries, resulting in "trade wars," which could affect the volume of economic activity in the U.S., including demand for our services. We cannot predict the impact of recent developments or future developments, and such existing or future tariffs or other trade measures could have a material adverse effect on our results of operations, financial position and cash flows. Furthermore, during inflationary periods, interest rates have historically increased, which would have a direct effect on the interest expense in case we decide to refinance our existing long-term borrowings, or incur any additional indebtedness.

Volatility or declines in premiums or other adverse trends in the insurance industry may seriously undermine our profitability.

We derive most of our revenue from commissions and fees, which are based on insurance premiums we do not control. Moreover, insurance premiums are cyclical in nature and may vary based on market conditions, making our commission revenues and profitability subject to volatility and prolonged periods of depression. These fluctuations are difficult to predict, which limits our ability to accurately forecast revenues and plan for acquisitions, capital expenditures, dividends, and debt repayments. In addition, there have been and may continue to be industry trends toward alternative insurance markets including, among other considerations, greater levels of self-insurance, captives, rent-a-captives, risk retention groups and non-insurance capital markets-based solutions to traditional insurance, which may further reduce premium volumes. Any sustained decrease in premium rates or shift away from traditional insurance could adversely affect our business, financial condition, and results of operations.

Because the revenue we earn on the sale of certain insurance products is based on premiums and commission rates set by insurance carriers, any decreases in these premiums or commission rates, or actions by insurance carriers, including seeking repayment of commissions, could result in revenue decreases or expenses to us.

Insurance carriers or their affiliates may under certain circumstances seek the chargeback or repayment of commissions if policies lapse, are surrendered, cancelled, rescinded, defaulted, or upon other specified circumstances, which could result in an expense in periods after revenue was recognized. Such an expense could have a material adverse effect on our results of operations and financial condition, particularly if the expense is greater than the amount of related revenue retained by us.

The commission rates, set by insurance carriers are based on the premiums that the insurance carriers charge, which are subject to significant change due to pricing cyclicality in the insurance market, competitive pressures, and carriers' efforts to reduce costs. In addition, the insurance industry has been characterized by periods of intense price competition due to excessive underwriting capacity and periods of favorable premium levels due to shortages of capacity. Furthermore, carriers may reduce commission rates as they outsource premium production to non-affiliated brokers or agents.

Premium and commission variability is influenced by legislative, economic, and competitive factors beyond our control, including carrier capacity, profitability, consumer demand, and the availability of alternative products such as government programs or self-insurance. We cannot predict the timing or extent of future changes in commission rates or premiums or the effect any of these changes will have on our business, financial condition and results of operations.

We derive a significant portion of our insurance carrier capacity from a limited number of insurance carriers. If one or more of these insurance carriers changes or terminates their arrangement with us, it could result in less favorable arrangements with new insurance carriers and additional expense.

For the years ended December 31, 2025 and 2024, five insurance carriers accounted for 40.1% and 44.2%, respectively, of our Total Written Premium. For the years ended December 31, 2025 and 2024, The Progressive Corporation accounted for 11% and 13% of our total revenues, respectively. Should any of these insurance carriers seek to change or terminate their arrangement with us, we could be forced to move our business to another insurance carrier, which could result in less favorable arrangements and additional expense.

Additionally, portions of our receivables are increasingly concentrated in certain businesses and geographies and the loss of significant insurance carrier relationships that serve such businesses or geographies could result in a more severe negative affect on our business, results or operations with respect to such businesses or geographies.

We may be negatively affected by the cyclicality of and the economic conditions in the markets in which we operate, including changes to the financial strength of insurance carriers.

The insurance market in which we operate has historically been cyclical based on the underwriting capacity of the insurance carriers operating in this market, general economic conditions, state regulatory responses to market conditions and natural disasters and other social, economic and business factors. In a period of decreasing insurance capacity or higher than typical loss ratios across an insurance segment or segments, insurance carriers may raise premium rates. This type of market frequently is referred to as a "hard" market. In a period of increasing insurance capacity or lower than typical loss ratios across an insurance segment or segments, insurance carriers may reduce premium rates and business might migrate away from the E&S market and into the Admitted market. This type of market frequently is referred to as a "soft" market. Our results of operations are affected by this cyclicality of the market. The frequency and severity of natural disasters, other catastrophic events (such as hurricanes, wildfires and pandemics), social inflation, and reductions or increases in insurance capacity can affect the timing, duration and extent of industry cycles for many of the product lines we distribute. It is very difficult to predict the severity, timing or duration of these cycles and the related responses of insurance carriers and regulators.

If insurance intermediaries or insurance carriers experience liquidity problems, insolvency or other financial difficulties, or do not provide required information or payments to us, we could encounter delays in payments owed to us, the loss of insurance carrier appointments, E&O claims and difficulty collecting receivables owed to us by insurance carriers. These conditions may adversely affect our revenue and make it difficult for us to accurately predict our future results, which could harm our business, financial condition and results of our operations.

Contingent commissions we receive from insurance carriers are less predictable than standard commissions, and any decrease in the amount of contingent commissions we receive could adversely affect our results of operations.

Typically, an average of approximately 4% of our total revenue consists of contingent commissions we receive from insurance carriers. Contingent commissions are paid by certain insurance carriers based upon the profitability, volume or growth of the business placed with those insurance carriers during the prior year. If, due to the current economic environment or for any other reason, including weather-related factors, we are unable to meet applicable profitability, volume or growth thresholds, or if one or more insurance carriers increase their estimate of loss reserves (over which we have no control), contingent commissions we receive could be less than anticipated, which could adversely affect our business, financial condition and results of operations.

Our international operations pose certain risks to our business that may be different from risks associated with our domestic operations.

We have employees and other labor sources and operations in the Philippines, vendors (including technology providers) outside of the U.S., and we may expand our operations to other countries. While these arrangements may lower operating costs, they also expose us to political unrest, trade disruptions, sanctions, as well as import/export controls, data security and privacy risks, currency fluctuations, inflation and labor conditions.

Our oversight aimed at ensuring adherence to applicable quality and compliance standards may be more difficult with offshore employees, labor sources, operations or vendors, which may hinder our operational objectives and may expose us to additional liability. Countries outside of the U.S. may be subject to relatively higher degrees of political, financial and social instability and may lack the infrastructure to withstand political unrest or natural disasters, which could disrupt offshore work or force us to replace vendors or shut down suddenly due to financial or personnel issues. Such disruptions could decrease efficiency, increase our costs, and have an adverse effect on our business and results of operations.

The practice of utilizing labor based in foreign countries has come under increased scrutiny in the U.S.. Governmental authorities could seek to impose financial costs or restrictions on foreign companies providing services to clients or companies in the U.S. Governmental authorities may attempt to prohibit or otherwise discourage us from sourcing services from offshore labor. In addition, insurance carriers may require us to use U.S.-based labor for regulatory or other reasons, which could increase costs.

Compliance with U.S. and foreign laws, including sanctions, anti-corruption, tax, data privacy, labor, and competition regulations, increases our operating costs and exposes us to risks. Despite our compliance policies, violations may occur and, in some cases, complying with one jurisdiction's laws may conflict with another's. Any violation could result in significant fines, penalties, operational restrictions, and reputational harm, and investigations and enforcement actions can be costly and divert management's attention, materially adversely affecting our business.

Furthermore, a weakening U.S. dollar could reduce the cost savings from outsourcing certain services and adversely affect our business, financial condition, and results of operations. In addition, failure to effectively manage international operations and related risks could limit our future growth.

The occurrence of natural or man-made disasters could result in declines in business and increases in claims that could adversely affect our financial condition, results of operations and cash flows.

We are exposed to various risks arising out of natural disasters, including earthquakes, hurricanes, fires, floods, landslides, tornadoes, typhoons, tsunamis, hailstorms, explosions, climate events or weather patterns and pandemic health events, as well as man-made disasters, including acts of terrorism, military actions, security breaches, cyberattacks and other similar incidents, explosions and biological, chemical or radiological events. Climate change may cause more extreme weather conditions such as more intense hurricanes, thunderstorms, tornadoes and snow or ice storms, as well as rising sea levels and increased volatility in seasonal temperatures. The continued threat of terrorism and ongoing military actions may cause significant volatility in global financial markets, and a natural or man-made disaster could trigger an economic downturn in the areas directly or indirectly affected by the disaster.

They could also result in reduced underwriting capacity of our insurance carriers, making it more difficult for our agents to place business. Disasters also could disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations. Any increases in insurance carrier loss ratios due to natural or man-made disasters could impact our contingent commissions, which are primarily driven by both growth and profitability metrics.

A natural or man-made disaster also could disrupt the operations of our counterparties or result in increased prices for the products and services they provide to us. Finally, a natural or man-made disaster could increase the incidence or severity of E&O claims against us.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

Our operations are dependent upon our ability to protect our personnel, offices, and technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. Should we experience a local or regional disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, pandemic, protest or riot, security breach, cyberattack or other similar incident, power loss, telecommunications failure or other natural or man-made disaster, our continued success will depend, in part, on the availability of personnel, office facilities, and the proper functioning of computer, telecommunication and other related systems and operations. We could potentially lose key executives, personnel, and Client data, or experience material adverse interruptions to our operations or delivery of services to Clients in a disaster recovery scenario. Our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged Client relationships, or legal liability. Our insurance coverage with respect to natural disasters is limited and is subject to deductibles and coverage limits. Such coverage may not be adequate, or may not continue to be available at commercially reasonable rates and terms.

Climate risks, including the risk of an economic crisis, risks associated with the physical effects of climate change and disruptions caused by the transition to a low-carbon economy, could adversely affect our business, results of operations and financial condition.

Though the federal government has recently issued policies to reverse climate-related regulatory trends, international, state, and local agencies continue to propose numerous initiatives to supplement the global effort to combat climate change. If new legislation or regulation is enacted, we could incur increased costs and capital expenditures to comply, which may impact our financial condition and operating performance.

In addition, the U.S. Federal Reserve has in the past identified climate change as a potential risk to the economic stability of the financial system. It also reported that a gradual change in investor sentiment regarding climate risk introduces the possibility of abrupt tipping points or significant swings in sentiment, which could create unpredictable follow-on effects in financial markets. If this occurred, not only would we be negatively impacted by the general economic decline but a drop in the stock market affecting our stock price could negatively impact our ability to grow through mergers and acquisitions financed using our Class A Common Stock. While the U.S. Federal Reserve withdrew from the Network of Central Banks and Supervisors for Greening the Financial System on January 17, 2025, signaling a reversal of climate change policies, these risks remain.

Moreover, if our insurance carriers fail or withdraw from offering certain lines of coverage because of large payouts related to climate change, overall risk-taking capital capacity could be negatively affected, which could reduce our ability to place certain lines of coverage and, as a result, reduce our revenues and profitability.

Furthermore, climate change may pose physical risks to our business, since it may exacerbate the frequency and intensity of unfavorable weather conditions, such as fires, hurricanes, tornadoes, drought, water shortages, rainfall or unseasonably warm weather. Overall, climate change, its effects and the resulting, unknown impact could have a material adverse effect on our financial condition and results of operations.

Our business is subject to risks related to legal proceedings, changing government regulations, and governmental inquiries.

We are subject to litigation, regulatory investigations and claims arising in the normal course of our business operations. The risks associated with these matters often may be difficult to assess or quantify and the existence and magnitude of potential claims often remain unknown for substantial periods of time. We may face claims that are not covered by insurance, where coverage is disputed, or where liabilities exceed available limits.

We may be subject to actions and claims relating to the sale of insurance, including the suitability of such products and services. Actions and claims may result in the rescission of such sales; consequently, insurance carriers may seek to recoup commissions paid to us, which may lead to legal action against us. The outcome of such actions cannot be predicted and such claims or actions could have a material adverse effect on our business, financial condition and results of operations.

We are subject to laws and regulations, as well as regulatory investigations. The insurance industry has been subject to a significant level of scrutiny by various regulatory bodies, including state attorneys general and insurance departments, concerning certain practices within the insurance industry, as well as those regulating international trade such as economic sanctions, anti-money laundering and counter-terrorism financing.

There have been a number of revisions to existing laws and regulations, or proposals to modify or enact new laws and regulations regarding insurance agents and brokers. These actions have imposed or could impose additional obligations on us with respect to products we sell. Some insurance carriers have agreed with regulatory authorities to end the payment of contingent commissions on insurance products, which could impact our commissions that are based on the volume, consistency and profitability of business generated by us.

We cannot predict the impact that any new laws, rules or regulations may have on our business and financial results, particularly in light of potential changes implemented by the Trump administration. Given the current regulatory environment and the number of Branches operating in local markets throughout the country, it is possible that we will become subject to further governmental inquiries and subpoenas and have lawsuits filed against us. Regulators may raise issues during investigations, examinations or audits that could, if determined adversely, have a material impact on us. We could also be materially adversely affected by any new industry-wide regulations or practices that may result from these proceedings.

Our involvement in any investigations and lawsuits would cause us to incur additional legal and other costs and, if we were found to have violated any laws, we could be required to pay fines, damages and other costs, perhaps in material amounts. Regardless of final costs, these matters could have a material adverse effect on us by exposing us to negative publicity, reputational damage, harm to Client relationships, or diversion of personnel and management resources.

Our business, financial condition and results of operations may be negatively affected by E&O claims.

We have significant insurance agency and brokerage operations, and are subject to claims and litigation in the ordinary course of business resulting from alleged and actual errors and omissions in placing insurance and rendering coverage advice. Since E&O claims against us may allege our liability for all or part of the amounts in question, claimants may seek large damage awards. These claims can involve significant defense costs. Errors and omissions could include failure, whether negligently or intentionally, to place coverage on behalf of Clients, to provide insurance carriers with complete and accurate information relating to the risks being insured, or to appropriately apply funds that we hold in trust. Given the unpredictability of E&O claims and of litigation that could flow from them, it is possible that an adverse outcome in a particular matter could have a material adverse effect on our results of operations, financial condition or cash flow in a given quarterly or annual period.

We have E&O insurance coverage to protect against the risk of liability resulting from our alleged and actual errors and omissions. If we exhaust or materially deplete our coverage under our E&O policy, it would have a significant adverse financial impact. Prices for this insurance and the scope and limits of the coverage terms available are dependent on our claims history as well as market conditions that are outside of our control. While we endeavor to purchase coverage that is appropriate to our assessment of our risk, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages or whether our E&O insurance will cover such claims.

Competition in our industry is intense and, if we are unable to compete effectively, we may lose Clients and our financial results may be negatively affected.

The business of providing insurance products and services is highly competitive and we expect competition to intensify. To the extent that the financial services industry experiences further consolidation, we may experience increased competition from insurance carriers and the financial services industry, as a growing number of larger financial institutions increasingly, and aggressively, offer a wider variety of financial services, including insurance intermediary services.

We actively compete with numerous integrated financial services organizations and technology companies as well as insurance carriers and brokers, producer groups, individual insurance agents, investment management firms, independent financial planners and broker-dealers. Competition may reduce the fees that we can obtain for services provided, which would have an adverse effect on revenue and margins. Many of our competitors have greater financial and marketing resources than we do and may be able to offer products and services that we do not currently offer and may not offer in the future.

In recent years, private equity sponsors have invested tens of billions of dollars into the insurance sector, transforming existing players and creating new ones to compete with large brokers. These new competitors, alliances among competitors or mergers of competitors could emerge and gain significant market share, and some of our competitors may have or may develop a lower cost structure, adopt more aggressive pricing policies or provide services that gain greater market acceptance than the services that we offer or develop. They may also compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share more effectively than we do. To respond to increased competition and pricing pressure, we may have to lower the cost of our services or decrease the level of service provided to Clients, which could have an adverse effect on our business, financial condition and results of operations. Furthermore, we compete with various other companies that provide risk-related services or alternatives to traditional insurance services, including insurtech start-up companies, which are focused on using technology and innovation, including artificial intelligence, digital platforms, data analytics, robotics and blockchain, to simplify and improve the Client experience, increase efficiencies, alter business models and effect other potentially disruptive changes in the industries in which we operate.

Our underwriting management and binding authority depend on contracts with insurance carriers that may be terminated with little advance notice or allowed to lapse at expiration, and carriers may seek to modify terms, including our underwriting authority or commission rates, which could reduce revenues. Termination or changes to these programs could adversely affect our business, operating results, and contingent commission opportunities.

Poor risk selection, failure to maintain robust pricing models and failure to monitor claims activity could adversely affect our ability to renew contracts or to develop new products with new or existing insurance carriers. The termination of the services of our specialties, or a change in the terms of any of these programs, could harm our business and operating results, including the opportunity to receive contingent commissions.

In addition, any litigation initiated by competitors, even if without merit, could be costly, time-consuming, divert management's attention, and negatively impact our financial condition and results of operations. Some of our competitors may be able to sustain the costs of litigation more effectively than we can because they have substantially greater resources. In the event any of such competitors initiate litigation against us, such litigation, even if without merit, could be time-consuming and costly to defend and may divert management's attention and resources away from our business and adversely affect our business, financial condition and results of operations.

Similarly, any increase in competition due to new legislative or industry developments could adversely affect us. These developments may include:

- Increased capital raising by insurance carriers, which could result in new capital in the industry, which in turn may lead to more competition and lower insurance premiums and commissions;

- Increased sales of insurance by insurance carriers directly to Clients without the involvement of a broker or other intermediary;

- Termination of the services of our specialties, or a change in the terms of any of these programs, including the opportunity to receive contingent commissions;

- Changes in our business compensation model as a result of regulatory or competitive developments;

- Federal and state governments establishing programs to provide property insurance in catastrophe-prone areas or other alternative market types of coverage that compete with, or completely replace, insurance products offered by insurance carriers;

- Climate change regulation in the U.S., individual states, or around the world moving us toward a low-carbon economy, which could create new competitive pressures around innovative insurance solutions; and

- Increased competition from new market participants such as banks, accounting firms, consulting firms and Internet or other technology firms offering risk management or insurance brokerage services, or new distribution channels for insurance such as payroll firms.

New competition as a result of these or other competitive or industry developments could cause the demand for our products and services to decrease, which could in turn adversely affect our business, financial condition and results of operations.

We may lose Clients or business in our TWFG MGA offering as a result of consolidation within the retail insurance brokerage industry.

We derive a substantial portion of our TWFG MGA business from our relationships with retail insurance brokerage firms. There has been considerable consolidation in the retail insurance brokerage industry, driven primarily by the acquisition of small and mid-size retail insurance brokerage firms by larger brokerage firms, financial institutions or other organizations. We expect this trend to continue. As a result, we may lose all or a substantial portion of the business we obtain from retail insurance brokerage firms that are acquired by other firms who have their own wholesale insurance brokerage operations or established relationships with other wholesale insurance brokerage firms. To date, our business has not been materially affected by consolidation among retail insurance brokers. However, we cannot be assured that we will not be affected by industry consolidation that occurs in the future.

Our failure to raise additional capital or generate cash flows necessary to expand our operations could reduce our ability to compete successfully and harm our competitive position and results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we raise additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other matters:

• develop and enhance our product offerings;

• continue to expand our organization;

• hire, train and retain employees;

• respond to competitive pressures or unanticipated working capital requirements; or

• pursue acquisition opportunities.

An impairment of intangible assets could have a material adverse effect on our financial condition and results of operations.

As of December 31, 2025 and December 31, 2024, intangible assets represented 37.2% and 22.6%, respectively, of our total assets. Intangible assets are stated at cost, less accumulated amortization, and are amortized on the straight-line method over their respective estimated useful lives. We also evaluate our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. If we determine that intangible assets are impaired, we would be required to write-down the value of these assets.

We may in the future be required to take additional intangible asset impairment charges. Any such non-cash charges could have a material adverse effect on our financial condition and results of operations.

Regulations affecting insurance carriers with which we place business may adversely affect how we conduct our operations.

Insurance carriers are also regulated by state insurance departments and are subject to reserve and other requirements. We cannot guarantee that all insurance carriers with which we do business comply with regulations instituted by state insurance departments. We may need to expend resources to address questions or concerns regarding our relationships with these insurance carriers, diverting resources away from operating our business and adversely affecting our business, financial condition and results of operations.

Because our business is highly concentrated in Texas, California and Louisiana, adverse economic conditions, natural disasters, or regulatory changes in these states could adversely affect our financial condition.

A significant portion of our business is concentrated in Texas, California and Louisiana, representing 54.1%, 15.2% and 12.4%, respectively, of our Total Written Premiums in 2025. The insurance business is primarily a state-regulated industry, and therefore, state legislatures may enact laws that adversely affect the insurance industry. As such, we face greater exposure to unfavorable changes in regulatory conditions in those states than insurance intermediaries whose operations are more diversified through a greater number of states. In addition, the occurrence of adverse economic conditions, natural or other disasters, or other circumstances specific to or otherwise significantly impacting these states could adversely affect our financial condition, results of operations and cash flows. We are susceptible to losses and interruptions caused by hurricanes (particularly in Texas, where our headquarters and several Branches are located), earthquakes, power shortages, telecommunications failures, water shortages, floods, fire, extreme weather conditions, geopolitical events such as terrorist acts and other natural or man-made disasters. Our insurance coverage with respect to natural disasters is limited and is subject to deductibles and coverage limits. Such coverage may not be adequate, or may not continue to be available at commercially reasonable rates and terms.

Non-compliance with or changes in laws, regulations or licensing requirements applicable to us could restrict our ability to conduct our business.

The industry in which we operate is subject to extensive regulation. We are subject to regulation and supervision both federally and in each applicable local jurisdiction. Our ability to conduct business in these jurisdictions depends on our compliance with the rules and regulations promulgated by federal regulatory bodies and other regulatory authorities. Failure to comply with regulatory requirements, or changes in regulatory requirements or interpretations, could result in actions by regulators, potentially leading to fines and penalties, adverse publicity and damage to our reputation in the marketplace and, in extreme cases, revocation of our or our subsidiary's authority to do business in one or more jurisdictions. In addition, we could face lawsuits by Clients, insurance carriers and other parties for alleged violations of certain of these laws and regulations.

TWFG Agencies and employees who engage in the solicitation, negotiation or sale of insurance, or provide certain other insurance services, generally are required to be licensed individually. Insurance laws and regulations govern whether licensees may share commissions with unlicensed entities and individuals. We believe that any payments we make to third parties are in compliance with applicable laws. However, should any regulatory agency take a contrary position and prevail, we will be required to change the manner in which we pay fees to such employees or principals or require entities receiving such payments to become registered or licensed.

State insurance laws grant supervisory agencies, including state insurance departments, broad administrative authority to regulate many aspects of the insurance business. This legal and regulatory oversight could reduce our profitability or limit our growth by increasing the costs of legal and regulatory compliance, and by limiting or restricting the products or services we sell, the markets we serve or enter, the methods by which we sell our products and services, and the form of compensation we can accept from our Clients, insurance carriers and third parties.

U.S. privacy laws are rapidly evolving. The California Consumer Privacy Act ("CCPA"), effective January 2020, introduced new consumer rights and transparency requirements, and was later expanded by the California Privacy Rights Act ("CPRA"), effective January 2023, which added stricter obligations, new consumer rights, and created a dedicated enforcement agency. The CPRA also created the California Privacy Protection Agency, a California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. New or amended regulations under the CPRA may impose more specific requirements under the law. Multiple other states have enacted or proposed similar laws, creating a need for multi-state compliance. At the federal level, we are subject to the Gramm-Leach-Bliley Act ("GLBA"), which mandates privacy disclosures, opt-out rights, and robust information security programs, as well as Federal Trade Commission ("FTC") regulations on data privacy and cybersecurity. Congress continues to consider comprehensive federal privacy legislation. Additionally, states and foreign jurisdictions are adopting cybersecurity regulations, such as New York's 2023 amendment to the Department of Financial Services (NYDFS) Cybersecurity Regulation, which included rules imposing detailed security measures on covered entities. In addition, a number of states have also adopted laws covering data collected by insurance licensees that include security and breach notification requirements. These evolving and sometimes inconsistent requirements increase compliance costs, may divert resources, and could limit how we deliver data-driven services, potentially impacting our operations.

Evolving compliance and operational requirements impose significant costs that are likely to increase over time, may divert resources from other initiatives and projects and could restrict the way services involving data are offered, all of which may adversely affect our results of operations. As such, our expansion increases our legal and regulatory complexity.

Our online privacy policy and website include statements regarding our data privacy and security practices. Any actual or perceived failure by us or our third-party vendors to comply with these policies, FTC requirements, or applicable privacy laws could result in regulatory actions, fines, lawsuits, reputational harm, and customer loss. Authorities continue to scrutinize web tracking technologies such as cookies, increasing compliance risks. Failure to address privacy or security concerns or comply with applicable laws could lead to additional costs, liabilities, and adverse effects on our business.

Federal, state and other regulatory authorities have focused on, and continue to devote substantial attention to, the insurance industry as well as to the sale of products or services to seniors. Regulatory review or the issuance of interpretations of existing laws and regulations may result in the enactment of new laws and regulations that could adversely affect our operations or our ability to conduct business profitably. We are unable to predict whether any such laws or regulations will be enacted and to what extent such laws and regulations would affect our business.

Changes in tax laws or regulations that are applied adversely to us or our Clients may have a material adverse effect on our business, cash flow, financial condition or results of operations.

We are subject to taxation at the federal, state and local levels in the U.S. and the Philippines. Our future effective tax rate and cash flows could be affected by changes in the composition of earnings in jurisdictions with differing tax rates, changes in statutory rates and other legislative changes, changes in the valuation of our deferred tax assets and liabilities, changes in determinations regarding the jurisdictions in which we are subject to tax, and our ability to repatriate earnings from foreign jurisdictions. From time to time, U.S. federal, state and local and foreign governments make substantive changes to tax rules and their application, which could result in materially higher corporate taxes than would be incurred under existing tax law and could adversely affect our financial condition or results of operations. We are subject to ongoing and periodic tax audits and disputes in U.S. federal and various state, local and foreign jurisdictions. An unfavorable outcome from any tax audit could result in higher tax costs, penalties and interest, thereby adversely affecting our financial condition or results of operations. In addition, changes in tax laws in the U.S. could materially affect the amount of payments that we are obligated to make under the tax receivable agreement we entered into with the Pre-IPO LLC Members in connection with the IPO (the "Tax Receivable Agreement").

In addition, we are directly and indirectly affected by new tax legislation and regulation and the interpretation of tax laws and regulations worldwide. Changes in such legislation, regulation or interpretation could increase our taxes and have an adverse effect on our operating results and financial condition. For example, the Organization for Economic Co-operation and Development and numerous jurisdictions have had an increased focus on issues concerning the taxation of multinational businesses and several related reforms have been put forth (including the implementation of a global minimum tax rate of at least 15% for large multinational businesses). These rules, should they be implemented via domestic legislation of countries or via international treaties, could have a material impact on our effective tax rate or result in higher cash tax liabilities. These rules, should they be implemented via domestic legislation of countries or via international treaties, could have a material impact on our effective tax rate or result in higher cash tax liabilities. There can be no assurance that our tax payments, tax credits, or incentives will not be adversely affected by these or other initiatives.

Proposed tort reform legislation, if enacted, could decrease demand for casualty insurance, thereby reducing our commission revenues.

Legislation concerning tort reform has been considered, from time to time, in the U.S. Congress and in several state legislatures. Among the provisions considered in such legislation have been limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits. Enactment of these or similar provisions by Congress, or by states in which we sell insurance, could reduce the demand for casualty insurance policies or lead to a decrease in policy limits of such policies sold, thereby reducing our commission revenues.

Our handling of Client funds and surplus lines taxes exposes us to complex fiduciary regulations.

We collect and hold Client premiums, surplus lines taxes, and, in certain cases, remit claims or refunds on behalf of insurance carriers. These activities subject us to complex fiduciary and regulatory requirements governing the custody and investment of such funds and are subject to licensing and oversight of insurance intermediaries and the handling of trust funds. Any loss, theft, fraud, processing error, or unauthorized transaction could result in financial loss, legal claims, regulatory penalties, and reputational harm. Additionally, we may invest these funds in bank accounts at a limited number of depository institutions in amounts that are significantly in excess of the limits insured by the U.S. Federal Deposit Insurance Corporation ("FDIC"). If a bank becomes insolvent or illiquid or is taken over by the FDIC, we may lose access to Client funds, adversely affecting our financial condition and exposing us to further regulatory risk.

Our results may be adversely affected by changes in the mode of compensation in the insurance industry.

In the past, state regulators have scrutinized the compensation practices of insurance brokers. Given that the insurance brokerage industry has faced scrutiny from regulators in the past over its compensation practices, and the transparency and discourse to Clients regarding brokers' compensation, it is possible that regulators may choose to revisit the same or other practices in the future. If they do so, compliance with new regulations along with any sanctions that might be imposed for past practices deemed improper could have an adverse impact on our future results of operations and inflict significant reputational harm on our business.

Our business performance and growth plans could be negatively affected if we are not able to gain internal efficiencies through the application of technology or effectively apply technology in driving value for our Clients through innovation and technology-based solutions. Conversely, investments in internal systems or innovative product offerings may fail to yield sufficient return to cover their investments and the attention of the management team could be diverted.

Our success depends, in part, on our ability to develop and implement technology-based solutions that anticipate or keep pace with rapid and continuing changes in technology, industry standards, and Client preferences. These may include new applications or insurance-related services based on artificial intelligence, machine learning, robotics, blockchain or new approaches to data mining. The effort to gain technological expertise, develop new technologies in our business, keep pace with technologies, and achieve internal efficiencies through technology require us to incur significant expenses and attract talent with the necessary skills. There is no assurance that our technological investments in internal systems and digital distribution platforms will achieve the intended efficiencies, and such unrealized savings or benefits could affect our results of operations. In addition, there is no assurance that our technological investments will properly facilitate our operational needs, and any failure of technology and automated systems to function or perform as expected could harm our operations, business and financial condition.

Additionally, we may be exposed to competitive risks related to the adoption and application of new technologies by established market participants (for example, through disintermediation) or new entrants such as technology companies, insurtech start-up companies and others.

If we cannot offer new technologies as quickly as our competitors, if our competitors develop more cost-effective technologies, or if our ideas are not accepted in the marketplace, it could have a material adverse effect on our ability to obtain and complete Client engagements.

We are continually developing and investing in innovative service offerings that we believe will address needs that we identify in the markets. Nevertheless, for those efforts to produce meaningful value, we are reliant on a number of other factors, some of which are outside of our control. The development and implementation of these offerings also may divert the attention of our management team, which may materially and adversely affect our business and operating results.

We may not be able to keep pace with new or emerging technological developments in our industry, including deployment and use of AI, and our use of AI or such other technologies may subject us to a number of risk and uncertainties.

Our industry is characterized by introduction of new products and services using new or emerging technologies. As others use or develop such technologies, we may be placed at a competitive disadvantage or may be forced by competitive pressures to implement such technologies at substantial costs. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and that may in the future allow them to implement Artificial Intelligence ("AI") or other new or emerging technologies prior to us. We may not be able to respond to these competitive pressures or implement such technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete, our business, financial condition or results of operations could be adversely affected.

AI presents risks and challenges that could impact our business, including potential breaches of privacy or security incidents related to the use of AI. We are in the early stages of integrating AI tools into our systems, and we expect our third-party service providers as well as our competitors will also develop or use such tools. Over time, AI may become more important to our operations and future growth.

We cannot provide assurance that we will realize any desired or anticipated benefits from AI, and we may face challenges in properly implementing this technology. We may face potentially significant costs associated with acquiring, deploying, maintaining and updating AI technologies. Additionally, we or our AI service providers may fail to meet existing or rapidly evolving regulatory or industry standards related to privacy and data protection, intellectual property, transparency and compliance, among others, which could inhibit our or our service providers' ability to maintain an adequate level of functionality or service.

AI tools used by us or by our service providers could produce inaccurate or unexpected results or behaviors that could harm our business, customers or reputation. While AI systems may enhance productivity, they could also lead to the displacement of certain jobs or roles, which if true, could create social and organizational challenges. Our competitors or other third parties may incorporate AI in their business operations more quickly, at a lower cost or more successfully than we do, which may negatively impact our ability to compete effectively.

Additionally, the complex and rapidly evolving landscape around AI may expose us to claims, inquiries, demands and proceedings by private parties and global regulatory authorities and subject us to legal liability as well as reputational harm. New laws and regulations are being adopted in various jurisdictions globally, and existing laws and regulations may be interpreted in ways that would affect our business operations and the way in which we use AI. Any of these outcomes could impair our ability to compete effectively, damage our reputation, result in the loss of our or our Clients' information and materially adversely affect our financial position, operating results or cash flows.

Technological advancements, including artificial intelligence and digital distribution platforms, may change the way insurance products are marketed, sold, and serviced, which could adversely affect our business if we are unable to adapt effectively.

The insurance distribution industry is undergoing rapid technological change, driven by increased use of artificial intelligence, automation, and digital platforms by insurance carriers, technology providers, and competitors. These technologies may alter how insurance products are marketed, quoted, bound, and serviced, and may reduce or replace certain manual processes traditionally performed by insurance agencies or brokers. In addition, insurance carriers and new market entrants may expand direct-to-consumer distribution models or develop technology-driven platforms that reduce reliance on intermediaries.

Although we believe that our technology investments, platform capabilities, and agent network position us well to adapt to these developments, there can be no assurance that technological advancements will not shift customer preferences, reduce demand for traditional agency distribution models, intensify competition, or place pressure on commission rates or operating margins. Maintaining competitiveness may require continued investment in technology and systems modernization, and if we fail to adopt these tools effectively or if competitors do so more successfully our market position could suffer. If we are unable to continue investing in and effectively deploying technology—including artificial intelligence-driven tools designed to enhance the efficiency and value of our distribution platform—our business, financial condition, and results of operations could be adversely affected.

Additionally, public speculation regarding AI related disruption in the insurance distribution industry may contribute to volatility in our stock price. Press reports, analyst commentary, or broader market sentiment, regardless of our underlying performance, could cause significant fluctuations in the trading price of our stock. If these risks materialize, our business, financial condition, operating results, and stock price could be materially adversely affected.

We rely on the availability and performance of information technology services provided by third parties.

While we maintain some of our critical information technology systems, we are also dependent on third-party service providers to provide important information technology services relating to, among other things, agency management services, sales and service support, electronic communications and certain finance functions. If the service providers to which we outsource these functions do not perform effectively, we may not be able to achieve the expected cost savings and may have to incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies, the loss of or damage to intellectual property through a security breach, the loss of confidential proprietary or personal information (including sensitive personal information) through a security breach, or otherwise. While we are not aware of any material disruption, failure or breach impacting our or our third-party service providers' information technology systems, any such disruption, failure or breach could adversely affect our business, financial condition and results of operations.

We rely on data from our Clients, third parties and insurance carriers for pricing and underwriting our insurance policies, and the unavailability or inaccuracy of which could limit the functionality of our products and disrupt our business.

We rely on data from Clients, insurance carriers, and third parties for pricing and underwriting. Inaccurate or unavailable data could impair product functionality and disrupt our business. We also license technology, intellectual property, and proprietary information from third parties. Errors in, or loss of access to, these resources, or inability to renew licenses on reasonable terms, could require costly replacements, delay product delivery, limit features, and place us at a competitive disadvantage. Any of these results could harm our business, results of operations and financial condition.

We have debt outstanding, and the ability to borrow significantly greater amounts under our Revolving Credit Agreement (as defined below), which could adversely affect our financial flexibility, and our Credit Agreements (as defined below) subject us to restrictions and limitations that could significantly impact our ability to operate our business.

As of the date of this Annual Report, we had approximately $4.0 million in total debt outstanding under our Term Loan Credit Agreement secured by substantially all of our assets. For the years ended December 31, 2025 and December 31, 2024, we incurred debt servicing costs of $0.3 million and $2.2 million, respectively. We may borrow up to $50.0 million under our Revolving Credit Agreement. The level of debt outstanding during any period could adversely affect our financial flexibility, and we bear risk at maturity. Our ability to make payments, refinance obligations and to fund capital expenditures depends on cash generations from operations, which is, to a certain extent, subject to factors beyond our control. The need to service debt also reduces our ability to use cash for other purposes. Any failure to service debt could reduce our credit worthiness and limit future borrowing. If we cannot service our debt, we may need to sell assets, seek equity, or delay strategic initiatives, which could impede our business strategy. Additionally, we may not be able to effect such actions on favorable terms, or at all. Without sufficient cash flow, we could face substantial liquidity problems and may be required to sell material assets or operations. If we cannot meet our debt service obligations, lenders may accelerate debt and foreclose on assets, and we may not have sufficient assets to repay all indebtedness.

Each of our Credit Agreements requires the Company to maintain a consolidated leverage ratio of no greater than 2.00 to 1.00 (or, after the occurrence of certain acquisitions, 2.50 to 1.00). The Credit Agreements also contain covenants that, among other provisions and subject to certain exceptions, restrict our ability to pay dividends or other distributions, incur additional debt, engage in asset sales, mergers, acquisitions or similar transactions, create liens on assets, engage in transactions with affiliates, change our business or make investments. As of December 31, 2025 and December 31, 2024, the Company was in compliance with these covenants. The restrictions may limit our ability to act in the best interest of our business and our stockholders. We may also incur future debt obligations that may subject us to additional or more restrictive covenants. We cannot make any assurances that we will be able to refinance our debt or obtain additional financing on terms acceptable to us, or at all. A failure to comply with the restrictions under the Credit Agreements could result in a default, acceleration of obligations, and a material adverse effect on our business, financial condition, and results of operations.

Changes to TWFG Holding's ownership, that of the guarantors under the Credit Agreements or our ownership could trigger a change of control default under our Credit Agreements.

A change of control default under our Credit Agreements will be triggered if: (i) any person or group (other than the Continuing Pre-IPO LLC Members or Richard F. ("Gordy") Bunch III and his affiliates) acquires beneficial ownership (within the meaning of Rule 13d-3 and 13d-5 under the Exchange Act) of more than 35% of the total voting power represented by our outstanding voting stock, (ii) we cease to be the managing member of TWFG Holding , (iii) any person (other than us, the Continuing Pre-IPO LLC Members or Richard F. ("Gordy") Bunch III and his affiliates) owns more than 35% of the membership interests of TWFG Holding or (iv) TWFG Holding shall cease to own, free and clear of all liens or other encumbrances (other than certain Permitted Liens as defined in our Credit Agreements), 100% of the outstanding voting equity interests of each guarantor (other than us) on a fully diluted basis, except as a result of a merger, consolidation or disposition permitted under the Credit Agreement. Such a default could result in the acceleration of repayment of our and our subsidiaries' indebtedness, including borrowings under our Term Loan Credit Agreement (as defined below) and any amounts then outstanding under the Revolving Credit Agreement if not waived by the lenders under our Credit Agreements, which may negatively affect our financial condition and operating results. In addition, we may not have sufficient funds to finance repayment of any such indebtedness upon any such change of control.

We may require additional debt financing in the future, which may not be available or may be available only on unfavorable terms.

We may need to raise additional funds through debt financings or access funds through existing or new credit facilities. Any debt financing or refinancing, if available at all, may be on terms that are not favorable to us. Our access to funds under our Credit Agreements are dependent on the ability of the banks that are parties to our Credit Agreements to meet their funding commitments. If we cannot obtain adequate capital or sources of credit on favorable terms, or at all, our business, results of operations, and financial condition could be adversely affected.

Our business, and therefore our results of operations and financial condition, may be adversely affected by further changes in the U.S.-based credit markets.

Although we are not currently experiencing any limitation of access to our Credit Agreements and are not aware of any issues impacting the ability or willingness of our lenders under such Credit Agreements to honor their commitments to extend us credit, the failure of a lender could adversely affect our ability to borrow under those Credit Agreements, which over time could negatively impact our ability to consummate acquisitions or make other capital expenditures. Tightening conditions in the credit markets could adversely affect the availability and terms of future borrowings or renewals or refinancing.

Our credit ratings are subject to change.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of our securities. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing agency. Each agency's rating should be evaluated independently of any other agency's rating.

Changes in interest rates and deterioration of credit quality could reduce the value of our cash balances and adversely affect our financial condition or results.

Operating funds available for corporate use were $155.9 million and $195.8 million at December 31, 2025 and December 31, 2024, respectively, and are reported in cash and cash equivalents. Restricted cash held on behalf of Clients and insurance carriers was $12.0 million and $9.6 million at December 31, 2025 and December 31, 2024, respectively, are reported as restricted cash on the Consolidated Balance Sheet. We may experience reduced investment earnings on our cash and short-term investments of restricted and operating funds if the yields on investments deemed to be low risk remain at or near their current low levels or fall below their current levels, or if negative yields on deposits or investments are experienced. On the other hand, higher interest rates could result in a higher discount rate used by investors to value our future cash flows thereby resulting in a lower valuation of the Company. In addition, during times of stress in the banking industry, counterparty risk can quickly escalate, potentially resulting in substantial losses for us as a result of our cash or other investments with such counterparties, as well as substantial losses for our Clients and the insurance carriers with which we work.

Our premium finance referral business is exposed to some of the economic risks of premium finance companies, including a higher risk of delinquency or collection, and could expose us to losses.

We assist in the placement of premium finance solutions through IPFS Corporation ("IPFS"), an entity licensed to refer premium financing arrangements, for the payment of premiums due on insurance coverage. We commit a limited amount of capital to fund premium financing arrangements. The capital we commit exposes us to a combination of credit, interest rate, collateral, regulatory, operational and market risk, all of which may affect repayment and capital recovery. While we are licensed to originate loans, we primarily distribute on behalf of third-party capital providers. As a participant in the placement of premium financing, IPFS is dependent upon the success of the companies to which we make referrals. Insurance premium finance arrangements involve a different, and possibly higher, risk of delinquency or collection than our other operations because these loans are originated, and many times funded, through relationships with unaffiliated insurance retail brokers and agents. If our referrals default on premium finance arrangements at a rate which is found to be unacceptable, premium finance companies may in the future refuse to accept referrals from us.

If any of our MGA programs are terminated or changed, our business and operating results could be harmed.

In our underwriting management specialty, we act as an MGA for insurance carriers that have given us authority to underwrite and bind coverage on their behalf. Our MGAs generated 20% and 17% of our consolidated total revenue for 2025 and 2024, respectively. Our MGA programs are governed by contracts between us and the participating insurance carriers. These contracts establish, among other matters, the underwriting and pricing guidelines for the program, the scope of our authority and our commission rates for policies that we underwrite under the program. These contracts typically can be terminated by the insurance carrier with very little advance notice. Moreover, upon expiration of the contract term, insurance carriers may request changes in the terms of the program, including the amount of commissions we receive, which could reduce our revenues from the program. The termination of any of our MGA programs, or a change in the terms of any of these programs, could harm our business and operating results. We cannot be assured that lost insurance capacity can be replaced or that other MGA programs will not be terminated or modified in the future. Moreover, there can be no assurance that we will be able to replace any of our MGA programs that are terminated with a similar program with other insurance carriers.

If our underwriting models contain errors or are otherwise ineffective, our reputation and relationships with insurance carriers, retail brokers and agents could be harmed.

Our ability to attract insurance carriers, retail brokers and agents to our TWFG MGA programs and binding authority operations is significantly dependent on our ability to effectively evaluate risks in accordance with insurance carrier underwriting policies. Our business depends in part on the accuracy and success of our underwriting model and the skill of our underwriters. To conduct this evaluation, we use proprietary underwriting models and third-party tools. If any of the models or tools that we use contain programming or other errors or are ineffective, if the data provided by Clients or third parties is incorrect or stale, or if we are unable to obtain accurate data from Clients or third parties, our pricing and approval process could be negatively affected, resulting in potential violations of underwriting authority and loss of business. This could damage our reputation and relationships with insurance carriers, retail brokers and agents, which could harm our business, financial condition and results of operations.

If we are unable to collect our receivables, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to obtain payment from insurance carriers of the amounts due to us for the work we perform. As of December 31, 2025 and December 31, 2024, our receivables for our commissions and fees were approximately $37.3 million and $27.1 million, respectively, or approximately 15.0% and 13.3%, respectively, of our total annual revenues in 2025 and 2024.

Macroeconomic or political conditions could result in financial difficulties for insurance carriers, which could cause insurance carriers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance or default on their payment obligations to us.

Conditions impacting insurance carriers or other parties that we do business with may impact us.

The potential for an insurance carrier to cease writing insurance we offer our Clients could negatively impact overall capacity in the industry, which in turn could have the effect of reduced placement of certain lines and types of insurance and reduced revenue and profitability for us. Questions about an insurance carrier's perceived stability or financial strength may contribute to such insurance carriers' strategic decisions to focus on certain lines of insurance to the detriment of others. The failure of an insurance carrier with which we place insurance could result in E&O claims against us by our Clients, and the failure of our insurance carriers could make the E&O insurance we rely upon cost prohibitive or unavailable, which could have a significant adverse impact on our financial condition and results of operations. In addition, if any of our insurance carriers merge or if one of our large insurance carriers fails or withdraws from offering certain lines of insurance, overall risk-taking capital capacity could be negatively affected, which could reduce our ability to place certain lines of insurance and, as a result, reduce our commissions and fees and profitability. Such failures or insurance withdrawals on the part of our insurance carriers could occur for any number of reasons, including large unexpected payouts related to climate change or other emerging risk areas.

Our business may be harmed if we lose our relationships with insurance carriers, fail to maintain good relationships with insurance carriers, become dependent upon a limited number of insurance carriers or fail to develop new insurance carrier relationships.

Our business typically enters into contractual agency relationships with insurance carriers that are sometimes unique to TWFG, but non-exclusive and terminable on short notice by either party for any reason. In many cases, insurance carriers also have the ability to amend the terms of our agreements unilaterally on short notice. Insurance carriers may be unwilling to allow us to sell their existing or new insurance products or may amend our agreements with them, for a variety of reasons, including for competitive or regulatory reasons or because of a reluctance to distribute their products through our platform. Insurance carriers may decide to rely on their own internal distribution channels, choose to exclude us from their most profitable or popular products, or decide not to distribute insurance products in individual markets in certain geographies or altogether. Our business could also be harmed if we fail to develop new insurance carrier relationships.

In the future, as our business and the insurance industry evolves, it may become necessary for us to offer insurance products from a reduced number of insurance carriers or to derive a greater portion of our revenues from a more concentrated number of insurance carriers. Should our dependence on a smaller number of insurance carriers increase, whether as a result of the termination of insurance carrier relationships, insurance carrier consolidation or otherwise, we may become more vulnerable to adverse changes in our relationships with our insurance carriers, particularly in states where we offer insurance products from a relatively small number of insurance carriers or where a small number of insurance carriers dominate the market, such as California and Louisiana. The termination, amendment or consolidation of our relationship with our insurance carriers could harm our business, financial condition and results of operations.

In connection with the implementation of our corporate strategies, we face risks associated with the acquisition or disposition of businesses, the entry into new lines of business, the integration of acquired businesses and the growth and development of these businesses.

In pursuing our corporate strategy, we may acquire other businesses or dispose of or exit businesses we currently own. The success of this strategy is dependent upon our ability to identify appropriate acquisition and disposition targets, negotiate transactions on favorable terms, complete transactions and, in the case of acquisitions, successfully integrate them into our existing businesses. If acquisitions are made, there can be no assurance that we will realize the anticipated benefits of such acquisitions, including, but not limited to, revenue growth, operational efficiencies or expected synergies.

From time to time, either through acquisitions or internal development, we may enter new lines of business or offer new products and services within existing lines of business. These new lines of business or new products and services may present additional risks, particularly in circumstances where the markets are not fully developed. These risks include significant time and resource investment, potential failure of initiatives, lack of market acceptance, difficulty retaining clients, and exposure to additional liabilities. In addition, many of the businesses that we acquire and develop will likely have significantly smaller scales of operations prior to the implementation of our growth strategy. If we are not able to manage the growing complexity of these businesses, including improving, refining or revising our systems and operational practices, and enlarging the scale and scope of the businesses, our business may be adversely affected. Additional risks include gaining expertise in new businesses, integrating acquisitions into our operations and culture, hiring talent, and building relationships with key market participants. Failure to manage these risks in the acquisition or development of new businesses could materially and adversely affect our business, financial condition and results of operations.

Our success depends, in part, on our ability to attract and retain qualified talent, including our senior management team.

We depend upon members of our senior management team, who possess extensive knowledge and a deep understanding of our business and strategy. We could be adversely affected if we fail to plan adequately for the succession of these leaders. We are highly dependent on the services of Richard F. Bunch III, our Chief Executive Officer. Although we operate with a decentralized management system, the loss of our senior managers or other key personnel, or our inability to continue to identify, recruit and retain such personnel, could materially and adversely affect our business, financial condition and results of operations.

We could also be adversely affected if we fail to attract and retain talent and foster a collaborative workplace throughout our organization. In addition, our industry has experienced competition for leading brokers and in the past we have lost key brokers and groups of brokers, along with their clients, business relationships and intellectual property directly to our competition. In 2024, the FTC adopted a rule to, among other things, prohibit and make unenforceable any post-employment non-compete arrangement that restricts an employee or individual independent contractor. Shortly after enactment, the rule was subject to various legal challenges and the rule was set aside by the U.S. District Court for the Northern District of Texas. While the rule has been vacated and is not currently in effect, the legal and regulatory landscape governing non-compete agreements continues to evolve - including through existing state-level restrictions in jurisdictions such as California, Minnesota, North Dakota and Oklahoma where such agreements are already significantly limited or unenforceable - and future legislative, regulatory or judicial developments could further restrict our ability to enforce such agreements. It is possible that additional similar legislation may be introduced in the future.

If we cannot maintain the valuable aspects of our Company's culture as we grow, our business may be harmed.

We believe that our Company's culture, including our management philosophy, has been a critical component to our success and that our culture creates an environment that drives and perpetuates our overall business strategy. We have invested substantial time and resources in building our team and we expect to continue to hire aggressively as we expand. As we grow and mature, we may find it difficult to maintain the valuable aspects of our Company's culture.

Any failure to preserve our culture could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively and execute on our business strategy. If we are unsuccessful in recruiting, hiring, training, managing and integrating new employees, or retaining our existing employees, or if we fail to preserve the valuable aspects of our Company's culture, it could materially impact our ability to service and attract new Clients, all of which would materially and adversely affect our business, financial condition and results of operations.

Damage to our reputation could have a material adverse effect on our business.

We advise our Clients on and provide services related to a wide range of subjects and our ability to attract and retain Clients is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition and other subjective qualities. If a Client is not satisfied with our services, it could cause us to incur additional costs and impair profitability or lose the Client relationship altogether, which may negatively impact other Clients' perceptions regarding us. Our success is also dependent on maintaining a good reputation with existing and potential employees, investors, regulators and the communities in which we operate. Any resulting erosion of trust and confidence among existing and potential Clients, regulators and other parties important to the success of our business could make it difficult for us to attract new Clients and maintain existing ones, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on third parties to perform key functions of our business operations enabling our provision of services to our Clients. These third parties may act in ways that could harm our business.

We depend on third-party service providers for critical functions, including technology, information security, data processing, fund transfers, and administrative support. Because we do not control these providers, their failures, delays, or noncompliance with contractual or regulatory obligations could disrupt our operations, cause reputational harm, and result in financial loss. Transitioning functions to third parties may also create service disruptions. These providers face their own operational and cybersecurity risks, and any significant failure, misuse of confidential information, or cessation of services could impair our ability to deliver products and services and expose us to liability. Negative publicity or failure to communicate strategic changes could erode confidence among stakeholders and materially adversely affect our business, financial condition, and results of operations.

Our growth strategy may involve opening new offices, entering new product lines or establishing new distribution channels, and will involve hiring new brokers and underwriters, which will require substantial investment by us and may adversely affect our results of operations and cash flows in a particular period.

Our ability to grow organically depends in part on our ability to open new offices, enter new product lines, establish new distribution channels and recruit new wholesale brokers and underwriters. We can provide no assurances that we will be successful in any efforts to open new offices, develop de novo product lines, establish new distribution channels or hire new wholesale brokers or underwriters. The costs of opening a new office, entering a new product line, establishing a new distribution channel and hiring the necessary personnel to staff the office can be substantial, and we often are required to commit to multi-year, non-cancellable lease agreements. The cost of investing in new offices, brokers and underwriters may affect our results of operations and cash flows in a particular period. Moreover, we cannot assure you that we will be able to recover our investment in new offices, brokers or underwriters or that these offices, brokers and underwriters will achieve profitability.

Increasing scrutiny and changing expectations from investors, Clients and our employees with respect to our corporate responsibility and stakeholder interest practices may impose additional costs on us or expose us to new or additional risks.

There is increased and sometimes conflicting focus, including from governmental organizations, investors, employees and clients, on corporate responsibility and stakeholder interest issues such as environmental stewardship, climate change, workplace inclusion, pay equity, racial justice, workplace conduct and cybersecurity and data privacy. There can be no certainty that we will manage such issues successfully, or that we will successfully meet society's expectations as to our proper role. Negative public perception, adverse publicity or negative comments in social media, including as a result of actions taken by companies we acquire before acquisition, could damage our reputation, or harm our relationships with regulators and the communities in which we operate, if we do not, or are not perceived to, adequately address these issues. Any harm to our reputation could impact employees' engagement and retention and the willingness of clients and carriers to do business with us. In addition, there exists certain negative sentiment from some individuals and government institutions related to corporate responsibility and stakeholder interests, and we may also face scrutiny, reputational risk, lawsuits or market access restrictions from these parties regarding these initiatives.

In addition, a variety of organizations, including proxy advisory firms, have developed ratings to measure the performance of companies on topics of corporate responsibility or stakeholder interests. Such ratings and proxy advisory services are used by some investors to inform their investment and voting decisions. Several states either proposed or passed new laws, requiring additional disclosure from proxy advisory firms concerning factors influencing their proxy advisory services, especially when those factors extend beyond traditional financial or pecuniary analyses (such as corporate responsibility and related matters). These new or proposed laws face legal challenges, including Texas SB 2337 providing public companies headquartered or domiciled (or considering redomiciling) in Texas with such additional protections, but enforcement of which by the Texas Attorney General has been enjoined by the U.S. District Court for the Western District of Texas pending trial. Unfavorable ratings of our company or our industry, as well as omission of inclusion of our stock into investment funds oriented towards various corporate responsibility and stakeholder interests may lead to negative investor sentiment and the diversion of investment to other companies or industries, which could have a negative impact on our stock price.

Risks relating to our Branch business

The failure to attract and retain highly qualified independent branches could compromise our ability to expand the TWFG network.

Our most important asset is the people in our network, and the success of TWFG depends largely on our ability to attract and retain high quality independent branches. The nature of Branch relationships can give rise to conflict. For example, Branches or agents may become dissatisfied with the amount of contractual fees owed under the Branch or other applicable arrangements, particularly in the event that we decide to increase fees further. They may disagree with certain network-wide policies and procedures, including policies such as those dictating brand standards or affecting their marketing efforts. If we experience any conflicts with our Branches on a large scale, our Branches may file lawsuits against us or they may seek to disaffiliate with us, which could also result in litigation. These events may, in turn, materially and adversely affect our business, financial condition and results of operations.

Our financial results are affected directly by the operating results of Branches and independent agents, over whom we do not have direct control.

Our Branches generate revenue in the form of commissions. Accordingly, our financial results depend upon the operational and financial success of our Branches and their agents. If industry trends or economic conditions are not sustained or do not continue to improve, our Branches' financial results may worsen and our revenue may decline.

We rely in part on our Branches and the way they operate their locations to develop and promote our business. Although we have developed criteria to evaluate and screen prospective independent branches, we cannot be certain that our Branches will have the business acumen or financial resources necessary to operate successful Branches in their Branch areas. The failure of our Branches to operate their Branches successfully could have a material adverse effect on us, our reputation, our brand and our ability to attract prospective Branches and could materially adversely affect our business, financial condition or results of operations.

Our Branches and agents could take actions that could harm our business.

Our Branches are independent businesses and the agents who work within these brokerages are independent contractors and, as such, are not our employees, and we do not exercise control over their day-to-day operations. If Branches were to provide diminished quality of service to Clients, engage in fraud, defalcation, misconduct or negligence or otherwise violate the law or fail to comply with industry standards, our image and reputation may suffer materially, and we may become subject to liability claims or regulatory claims based upon such actions of our Branches and agents.

Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Incidents outside our control, including actions or omissions by Branches or their agents, legal proceedings, regulatory noncompliance, unethical conduct, or illegal activity, could harm our brand. Our brand value could diminish significantly if any such incidents or other matters erode consumer confidence in us, which may result in a decrease in our total agent count and, ultimately, lower continuing commissions, which in turn would materially and adversely affect our business, financial condition and results of operations.

We are subject to a variety of additional risks associated with Branches.

Our Branch system subjects us to a number of risks, any one of which may harm the reputation associated with our brand and may materially and adversely impact our business and results of operations.

Our agreements with our Branches require each Branch to maintain E&O insurance. Certain extraordinary claims or losses; however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates). Moreover, any loss incurred could exceed policy limits or the Branch could lack the required insurance at the time the claim arises, in breach of the insurance requirement, and policy payments made to Branches may not be made on a timely basis. Any such loss or delay in payment could have a material and adverse effect on a Branch's ability to satisfy its obligations under its Branch agreement, including its ability to make payments for contractual fees or to indemnify us.

Failure to support our expanding Branch system could have a material adverse effect on our business, financial condition or results of operations.

Our growth strategy depends in part on expanding our Branch network, which will require the implementation of enhanced business support systems, management information systems, financial controls and other systems and procedures as well as additional management, Branch support and financial resources. We may not be able to manage our expanding Branch system effectively. Failure to provide our Branches with adequate support and resources could materially adversely affect both our new and existing Branches as well as cause disputes between us and our Branches and potentially lead to material liabilities. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business and financial condition.

We cannot predict with certainty the costs of defense, the costs of prosecution, insurance coverage or the ultimate outcome of litigation and other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business and financial condition. Litigation may involve Branch-related contract disputes, wrongful termination claims, intellectual property issues, and other commercial or Branch arrangement matters.

In addition, litigation against a Branch or its agents by third parties, whether in the ordinary course of business or otherwise, may also include claims against us for liability by virtue of the Branch relationship. As our market share increases, competitors may pursue litigation to require us to change our business practices or offerings and limit our ability to compete effectively. Even claims without merit can be time-consuming and costly to defend and may divert management's attention and resources away from our business and adversely affect our business, financial condition and results of operations. Branches may fail to obtain insurance naming TWFG as an additional insured on such claims. In addition to increasing Branches' costs and limiting the funds available to pay us contractual fees and reducing the execution of new Branch agreements, claims against us (including vicarious liability claims) divert our management resources and could cause adverse publicity, which may materially and adversely affect us and our brand. A substantial unsatisfied judgment against us or one of our subsidiaries could result in bankruptcy, which would materially and adversely affect our business, financial condition and results of operations.

We may not be able to manage growth successfully.

In order to successfully expand our business, we must effectively recruit, develop and motivate new Branches, and we must maintain the beneficial aspects of our corporate culture. We may not be able to hire new employees with the expertise necessary to manage our growth quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully develop our Branches, our Branches' and employees' morale, productivity and retention could suffer, and our brand and results of operations could be harmed. Effectively managing our potential growth could require significant capital expenditures and place increasing demands on our management. We may not be successful in managing or expanding our operations or in maintaining adequate financial and operating systems and controls. If we do not successfully manage these processes, our brand and results of operations could be adversely affected.

Risks relating to intellectual property and cybersecurity

Our business is dependent upon information processing systems. Security or data breaches, cyberattacks or other similar incidents with respect to our or our vendors' information processing systems may hurt our business, damage our reputation and negatively impact Client retention and insurance carrier relationships.

Our ability to deliver services and maintain accurate client account reporting depends on reliable data processing systems and the capacity to store, retrieve, and manage significant databases. We must continue investing in new and enhanced information systems and integrating upgrades from third-party providers, which may present operational challenges and cybersecurity risks, including those associated with artificial intelligence. Interruptions in our information processing capabilities or failures to integrate new technologies could materially and adversely affect our business, financial condition, and results of operations.

In providing services, we electronically store and transmit sensitive personal information of Clients and their employees, including social security numbers and financial data. Despite implementing policies, procedures, and technological safeguards, we cannot eliminate the risk of unauthorized access, disclosure, or misuse of this information. Breaches in data security could result in operational disruptions, reputational harm, regulatory exposure, and significant remediation costs. Emerging technologies such as generative AI may increase these risks by enabling more advanced social engineering, phishing and AI-powered hacking attacks, identity fraud, misappropriation of funds and other malicious activities, which could require us to deploy additional resources and protective measures, or cause financial harm or loss of customer data or trust.

We also rely heavily on third-party service providers for critical business processes and cybersecurity protections. Service disruptions or termination of these arrangements without immediate alternatives could lead to prolonged operational interruptions and Client dissatisfaction. If such events occur, or if our systems or those of our vendors are infiltrated or damaged, Clients could experience data loss, financial harm, and business interruption, which could materially and adversely affect our business, financial condition, and results of operations.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to grow our business, particularly in new markets where we have limited brand recognition.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting and enhancing the "TWFG Insurance" brand and "Our Policy is Caring" trademark is critical to growing our business, particularly in new markets where we have limited brand recognition. If we do not successfully build and maintain a strong brand, our business could be materially harmed. Maintaining and enhancing the quality of our brand may require us to make substantial investments in areas such as marketing, community relations, outreach and employee training. We actively engage in advertisements, targeted promotional mailings and email communications, and engage on a regular basis in public relations and sponsorship activities. These investments may be substantial and may fail to encompass the optimal range of traditional, online and social advertising media to achieve maximum exposure and benefit to the brand. Moreover, our brand promotion activities may not generate brand awareness or yield increased revenue and, even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new Clients or retain our existing Clients to the extent necessary to realize a sufficient return on our brand-building efforts.

We rely on the efficient, uninterrupted, and secure operation of complex information technology systems and networks to operate our business. Any significant system or network disruption due to a breach in the security of our information technology systems could have a negative impact on our reputation, regulatory compliance status, operations, sales and operating results.

Our information technology systems, whether managed internally or by third-party providers, are subject to risks of damage, disruption, or unauthorized access from cyberattacks, ransomware, malware, phishing, AI-driven schemes, insider threats, nation-state actors, natural disasters, hardware or software failures and other events. Attack methods are increasingly sophisticated and evolve rapidly, which may limit our ability to anticipate or prevent them. In August 2023, we experienced a cyber incident involving unauthorized access to our servers through a third-party provider. In response to this event, we promptly secured compromised servers, reassessed vendor relationships, and determined the event was not material; however, similar incidents could occur in the future and result in regulatory investigations, fines, litigation, reputational harm, and increased costs.

Future breaches involving our systems or those of Clients, vendors, or acquired businesses could lead to loss or misuse of confidential or personal data, theft of funds operational disruption, and diversion of management resources. Integration of acquired systems and adoption of AI tools may introduce additional vulnerabilities. Although we implement security measures and invest in cybersecurity and information technology infrastructure to maintain compliance and service reliability, no system is fully secure. Significant disruptions or breaches could adversely affect our operations, financial condition, reputation, and require substantial remediation costs and result in loss of clients. *See also "—Improper disclosure of confidential, personal or proprietary data, whether due to human error, misuse of information by employees or vendors, or as a result of security breaches, cyberattacks or other similar incidents with respect to our or our vendors' systems, could result in regulatory scrutiny, legal liability or reputational harm, and could have an adverse effect on our business or operations."*

Infringement, misappropriation, dilution or other violations of our intellectual property by third parties could harm our business.

We believe our TWFG Insurance trademarks and trade secrets have significant value and that these and other intellectual property are valuable assets that are critical to our success. Unauthorized uses or other infringement, misappropriation or violation of our trademarks, service marks or other intellectual property could diminish the value of our brand and may adversely affect our business. Effective intellectual property protection may not be available in every market in which we operate. Additionally, we cannot guarantee that future trademark registrations for pending or future applications will issue, or that any registered trademarks will be enforceable or provide adequate protection of our intellectual property and other proprietary rights. The U.S. Patent and Trademark Office and various foreign trademark offices also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the trademark registration process and after a registration has issued. There are situations in which non-compliance can result in abandonment or cancellation of a trademark filing, resulting in partial or complete loss of trademark rights in the relevant jurisdiction. If this occurs, our competitors might be able to enter the market under identical or similar brands. Regulations and best practices with respect to new technology developments, including AI, are in the process of being developed globally. These developments may affect aspects of our business that leverage these tools, and give rise to risks related to intellectual property infringement claims or harm our reputation or brand image. Failure to adequately protect our intellectual property rights could damage our brand and impair our ability to compete effectively.

Even where we have effectively secured statutory protection for our trademarks, trade secrets and other intellectual property, our competitors and other third parties may infringe on, misappropriate or otherwise violate our intellectual property, and in the course of litigation, such competitors and other third parties may attempt to challenge the breadth of our rights or ability to prevent others from misappropriating our intellectual property. If such challenges were to be successful, our diminished ability to prevent others from misappropriating our intellectual property may ultimately result in a reduced distinctiveness of our brand in the minds of consumers. Defending or enforcing our trademark and trade secret rights, branding practices and other intellectual property could result in the expenditure of significant resources and divert the attention of management, which may materially and adversely affect our business and operating results, even if such defense or enforcement is ultimately successful.

Failure to obtain, maintain, protect, defend or enforce our intellectual property rights, or allegations that we have infringed on, misappropriated or otherwise violated the intellectual property rights of others, could harm our reputation, ability to compete effectively, financial condition and business.

Our success and ability to compete depends in part on our ability to obtain, maintain, protect, defend and enforce our intellectual property. To protect our intellectual property rights, we rely on a combination of trademark laws, copyright laws, trade secret protection, confidentiality agreements and other contractual arrangements with our affiliates, employees, Clients, vendors and others. However, the protective steps that we undertake may be inadequate to deter infringement, misappropriation or other violations of our proprietary information or infringement of our intellectual property. In addition, we may be unable to detect the unauthorized use of our intellectual property rights. Failure to protect our intellectual property adequately could harm our reputation and affect our ability to compete effectively. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our related intellectual property at risk of not issuing or being cancelled. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Any of the foregoing could adversely affect our business, financial condition and results of operations.

Meanwhile, third parties may assert intellectual property-related claims against us, including claims of infringement, misappropriation or other violation of their intellectual property, which may be costly to defend, could require the payment of damages, legal fees, settlement payments, royalty payments and other costs or damages, including treble damages if we are found to have willfully infringed certain types of intellectual property, and could limit our ability to use or offer certain technologies, products or other intellectual property. Successful challenges against us could require us to modify or discontinue our use of technology or business processes where such use is found to infringe on, misappropriate or otherwise violate the rights of others, or require us to purchase licenses from third parties, which may not be available on commercially reasonable terms, or at all. Additionally, licenses may be costly and non-exclusive.

Improper disclosure of confidential, personal or proprietary data, whether due to human error, misuse of information by employees or vendors, or as a result of security breaches, cyberattacks or other similar incidents with respect to our or our vendors' systems, could result in regulatory scrutiny, legal liability or reputational harm, and could have an adverse effect on our business or operations.

We maintain confidential, personal and proprietary information relating to our company, our employees and our Clients. We are subject to laws, regulations, rules, industry standards, contractual obligations and other legal obligations relating to the collection, use, retention, security and transfer of this information.

Cybersecurity breaches could compromise our systems or those of our vendors, disrupt services, expose confidential or proprietary data including Client, employee, or Company information, and damage our reputation or competitive position, potentially causing significant business harm.

The rapid evolution of emerging technologies such as AI, and any integration of AI in our or any third-party's operations, poses new or unknown cybersecurity risks and challenges. Our business may be harmed if the AI we use is or is alleged to be deficient, inaccurate, inappropriate, or biased, or if the AI results in the infringement of the intellectual property of third parties. The use of AI applications may result in data leakage or unauthorized exposure of data, including confidential business information, personal information, or other sensitive information, which could result in legal liability or affect our reputation and business.

Cybersecurity threats are constantly evolving, which makes it more difficult to detect cybersecurity incidents, assess their severity or impact in a timely manner, and successfully defend against them. We cannot provide assurances that our preventative efforts, or those of our vendors or service providers, will be successful, and we may not be able to anticipate all security breaches, cyberattacks or other similar incidents, detect or react to such incidents in a timely manner, implement guaranteed preventive measures against such incidents, or adequately remediate any such incident.

We maintain policies, procedures and technical safeguards designed to protect the security and privacy of confidential, personal and proprietary information. Nonetheless, we cannot eliminate the risk of human error or guarantee our safeguards against employee, vendor or third-party malfeasance. It is possible that the policies, procedures and technical safeguards we maintain, may not prevent improper access to, disclosure of, or misuse of confidential, personal or proprietary information. Moreover, while we generally perform cybersecurity due diligence on our key vendors, because we do not control our vendors and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws regulations, rules, industry standards or contractual obligations, we may be held responsible for security breaches, cyberattacks or other similar incidents attributed to our vendors as they relate to the information we share with them. This could cause harm to our reputation, create legal exposure, or subject us to liability under laws that protect personal information, resulting in increased costs or loss of revenue.

The occurrence of any security breach, cyberattack or other similar incident with respect to our or our vendors' systems, or our failure to make adequate or timely disclosures to the public, regulators, law enforcement agencies or affected individuals, as applicable, following any such event, could cause harm to our reputation, subject us to additional regulatory scrutiny, expose us to civil litigation, fines, damages or injunctions or subject us to notification obligations or liability under applicable data privacy, cybersecurity and other laws, rules and regulations, resulting in increased costs or loss of commissions and fees, any of which could have a material adverse effect on our business, financial condition and results of operations. We cannot ensure that any limitations of liability provisions in our agreements with Clients, vendors and other third parties with which we do business would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim in connection with a security breach, cyberattack or other similar incident. Additionally, we cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

Data privacy is subject to frequently changing laws, rules and regulations in the various jurisdictions in which we operate. Rapidly developing new technologies, such as generative AI, may result in new laws or changes to existing laws which may affect our business. These and similar initiatives in the U.S. and globally could increase the cost of developing or implementing cybersecurity protections or securing our servers and require us to allocate more resources to improved technologies, adding to our overall costs. Ensuring that our collection, use, retention, protection, transfer, disclosure and other processing of personal information complies with applicable laws, regulations, rules and industry standards regarding data privacy and cybersecurity in relevant jurisdictions can increase operating costs, impact the development of new products or services, and reduce operational efficiency. Any actual or perceived failure to adhere to, or successfully implement processes in response to, changing legal or regulatory requirements in this area could result in regulatory fines, penalties or other sanctions, legal liability, including litigation, damage to our reputation in the marketplace, and could adversely affect our business, financial condition and results of operations.

Risks relating to our organizational structure

We are a holding company and our principal asset is our 26.7% ownership interest in TWFG Holding, and we are accordingly dependent upon distributions from TWFG Holding to pay dividends, if any, pay taxes, make payments under the Tax Receivable Agreement, and pay other expenses.

We are a holding company and our principal asset is our direct ownership of 26.7% of the outstanding LLC Units. We have no independent means of generating revenue. TWFG Holding is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to any entity-level U.S. federal income tax. Instead, the taxable income of TWFG Holding is allocated to the other holders of LLC Units and us. Accordingly, we incur income taxes on our allocable share of any net taxable income of TWFG Holding. We also incur expenses related to our operations, and will have obligations to make payments under the Tax Receivable Agreement. TWFG Holding makes distributions to us and the other holders of LLC Units in amounts sufficient to (i) cover taxes payable by us and the other holders of LLC Units allocable to the taxable income of TWFG Holding, (ii) allow us to make any payments required under the Tax Receivable Agreement we entered into as part of the Reorganization Transactions, (iii) fund dividends to our stockholders in accordance with our dividend policy, to the extent that our board of directors declares such dividends and (iv) pay any of our expenses that are not otherwise reimbursed by TWFG Holding.

Deterioration in the financial conditions, earnings or cash flow of TWFG Holding and its subsidiaries for any reason could limit or impair TWFG Holding's ability to pay such distributions. Additionally, to the extent that we need funds and TWFG Holding is restricted from making such distributions to us under applicable law or regulation or otherwise, we may not be able to obtain such funds on terms acceptable to us, or at all, and, as a result, could suffer a material adverse effect on our liquidity and financial condition.

In certain circumstances, TWFG Holding is required to make distributions to us and the other holders of LLC Units, and the distributions that TWFG Holding is required to make may be substantial.

Under the LLC Agreement of TWFG Holding, TWFG Holding is required from time to time to make pro rata distributions in cash to us and the other holders of LLC Units, in amounts that are intended to cover the taxes, at certain assumed tax rates, on our and the other LLC Unit holders' respective allocable shares of any net taxable income of TWFG Holding. As a result of (i) potential differences in the amount of net taxable income allocable to us and the other holders of LLC Units, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate (based on the higher of the tax rate applicable to individuals or corporations resident in the State of Texas) in calculating TWFG Holding's distribution obligations, we may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, repurchases of our Class A Common Stock, the payment of obligations under the Tax Receivable

Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of LLC Units for shares of Class A Common Stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our stockholders. To the extent we do not distribute such excess cash as dividends on our Class A Common Stock, we may take other actions with respect to such excess cash, for example, holding such excess cash or contributing or lending it (or a portion thereof) to TWFG Holding, which may result in shares of our Class A Common Stock increasing in value relative to the value of LLC Units. Following such loan or a contribution of such excess cash to TWFG Holding, we may, but are not required to, make an adjustment to the outstanding number of LLC Units held by the members of TWFG Holding (other than us). If we choose to retain such excess cash balances, or we loan or contribute such excess cash to TWFG Holding but do not make such an adjustment, the holders of LLC Units may benefit from any value attributable to such retained excess cash, or such loan or contribution to TWFG Holding, if they acquire shares of Class A Common Stock in exchange for their LLC Units, notwithstanding that such holders may have participated previously as holders of LLC Units in distributions that resulted in such excess cash balances.

We are controlled by Bunch Holdings whose interests in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.

Bunch Holdings controls approximately 94% of the combined voting power of our common stock.

This concentration of ownership and voting power may delay, defer or even prevent an acquisition by a third-party or other change of control of our company, which could deprive you of an opportunity to receive a premium for your shares of Class A Common Stock and may make some transactions more difficult or impossible without the support of Bunch Holdings, even if such events are in the best interests of minority stockholders. Furthermore, this concentration of voting power with Bunch Holdings may have a negative impact on the price of our Class A Common Stock. In addition, Bunch Holdings has the ability to designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors for so long as Bunch Holdings holds at least 10% of the voting power of our common stock (the "Substantial Ownership Requirement").

We cannot predict whether our multiple-class structure, combined with the concentrated control of Bunch Holdings, will result in a lower or more volatile market price of our Class A Common Stock or in adverse publicity or other adverse consequences. For example, certain index providers have restrictions on including companies with multiple-class share structures in certain of their indices. Under such policies, the multiple-class structure of our stock makes us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to track those indices do not invest in our Class A Common Stock. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices will likely preclude investment by many of these funds and could make our Class A Common Stock less attractive to other investors. As a result, the market price of our Class A Common Stock could be adversely affected.

Bunch Holdings' interests may not be fully aligned with yours, which could lead to actions that are not in your best interests. Because Bunch Holdings holds a majority of its economic interests in our business through TWFG Holding rather than through TWFG, it may have conflicting interests with holders of shares of our Class A Common Stock. In addition, Bunch Holdings' significant ownership in us and resulting ability to effectively control us may discourage a third-party from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A Common Stock might otherwise receive a premium for your shares over the then-current market price.

For so long as Bunch Holdings holds at least a majority of the voting power of our common stock (the "Majority Ownership Requirement"), we have opted out of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"). Section 203 generally prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the stockholder becomes interested, unless the transaction meets an applicable exemption, such as prior board approval. As a result of this opt-out, Bunch Holdings can transfer control of our Company to a third-party by selling its shares without requiring approval from our board of directors or other stockholders.

Our certificate of incorporation provides that, to the fullest extent permitted by law, the doctrine of "corporate opportunity" under Delaware law will only apply against our directors and officers and their respective affiliates for competing activities related to insurance brokerage activities. This doctrine will not apply to any business activity other than insurance brokerage activities. Furthermore, Bunch Holdings has business relationships outside of our business.

The interests of the other holders of LLC Units may not be fully aligned with the interests of the holders of our Class A Common Stock.

The interests of the other holders of LLC Units may not be fully aligned with yours, which, due to the high/low vote structure of our common stock, could lead to actions that are not in your best interests. Because the other holders of LLC Units hold their economic interest in our business primarily through TWFG Holding, the other holders of LLC Units may have conflicting interests with holders of shares of our Class A Common Stock. For example, the other holders of LLC Units may have different tax positions from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement, and whether and when we should respond to a breach of any of our material obligations under the Tax Receivable Agreement, undergo certain changes of control for purposes of the Tax Receivable Agreement or terminate the Tax Receivable Agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us.

Further, pursuant to the Bipartisan Budget Act of 2015, for tax years beginning after December 31, 2017, if the Internal Revenue Service ("IRS") makes audit adjustments to TWFG Holding's U.S. federal income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from TWFG Holding rather than from the other holders (former or current) of LLC Units directly, in which case we may economically bear a portion of such taxes (including any applicable penalties and interest) despite that we did not economically benefit from the income giving rise to such taxes. TWFG Holding may be permitted to make an election which would have the effect of requiring the IRS to collect any such taxes (including penalties and interest) from the members of TWFG Holding (including the other holders (former or current) of LLC Units), rather than from TWFG Holding, but there can be no assurance that TWFG Holding will be permitted to or will make this election. If, as a result of any such audit adjustment, TWFG Holding is required to make payments of taxes, penalties and interest, TWFG Holding's cash available for distributions to us may be substantially reduced. These rules are not applicable to TWFG Holding for tax years beginning on or prior to December 31, 2017.

Further, the Continuing Pre-IPO LLC Members, who are the only holders of LLC Units other than us, have the right to consent to certain amendments to the TWFG LLC Agreement, as well as to certain other matters. The Continuing Pre-IPO LLC Members may exercise these voting rights in a manner that conflicts with the interests of our stockholders. In addition, Bunch Holdings, one of the Continuing Pre-IPO LLC Members, holds a number of shares of our non-economic Class C Common Stock that allows it to control our overall management and direction. Circumstances may arise in the future when the interests of the Continuing Pre-IPO LLC Members conflict with the interests of our stockholders. As we control TWFG Holding, we have certain obligations to the Continuing Pre-IPO LLC Members that may conflict with fiduciary duties our officers and directors owe to our stockholders. These conflicts may result in decisions that are not in the best interests of stockholders.

We are a "controlled company" within the meaning of the Nasdaq rules and, as a result, qualify for, and will rely on, exemptions from certain corporate governance requirements that provide protection to the stockholders of companies that are subject to such corporate governance requirements.

Bunch Holdings beneficially owns more than 50% of the voting power for the election of our directors. As a result, we are considered a "controlled company" under Nasdaq corporate governance standards and may elect not to comply with certain Nasdaq corporate governance requirements. We have established and maintain an audit committee comprised of all independent directors, in compliance with the applicable Nasdaq and SEC requirements, and have also established and maintain a compensation committee comprised of all independent directors. As a controlled company, however, we have elected to rely on the exemption from the Nasdaq requirements that allows us not to have director nominees approved by a majority of independent directors or a nominating committee. As a result, you do not have the same governance protections as stockholders of companies subject to all Nasdaq corporate governance requirements.

We are required to pay the other holders of LLC Units for certain tax benefits we may receive, and the amounts we may pay could be significant.

Pursuant to the Tax Receivable Agreement we are required to pay the other holders of LLC Units 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in TWFG Holding's assets resulting from (a) the purchase of LLC Units from any of the other holders of LLC Units using the net proceeds from any future offering of shares of our Class A Common Stock, (b) future taxable redemptions or exchanges by the other holders of LLC Units for shares of our Class A Common Stock or cash or (c) payments under the Tax Receivable Agreement and (ii) tax benefits related to imputed interest resulting from payments made under the Tax Receivable Agreement. The payment obligations under the tax receivable agreement are our obligations and not obligations of TWFG Holding.

We expect that, as a result of the increases in the tax basis of the tangible and intangible assets of TWFG Holding attributable to taxable redemptions, exchanges or purchases of LLC Units from the other holders of LLC Units, the payments that we may make to the other holders of LLC Units could be substantial. The actual increases in tax basis with respect to future taxable redemptions, exchanges or purchases of LLC Units, as well as the amount and timing of any payments we are required to make under the Tax Receivable Agreement in respect of future taxable redemptions, exchanges or purchases of LLC Units, will vary depending on a number of factors, including the market value of our Class A Common Stock at the time of purchase, redemption or exchange, the prevailing U.S. federal income tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), the amount and timing of the taxable income that we generate in the future and the extent to which future redemptions, exchanges or purchases of LLC Units are taxable transactions.

Payments under the Tax Receivable Agreement are not conditioned on continued ownership of us by the other holders of LLC Units. There may be a material negative effect on our liquidity if, as described below, the payments under the Tax Receivable Agreement exceed the actual benefits we receive in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to us by TWFG Holding are not sufficient to permit us to make payments under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions we determine, and the IRS or another tax authority may challenge the amounts, and timing of the realization, of the tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. The parties to the Tax Receivable Agreement will not reimburse us for any payments previously made if deductions in respect of such tax attributes are subsequently disallowed, except that any excess payments made to the other holders of LLC Units under the Tax Receivable Agreement will be netted against future payments otherwise to be made under the Tax Receivable Agreement, if any, after our determination of such excess. In addition, the actual state or local tax savings that we realize could be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the Tax Receivable Agreement. As a result, in both such circumstances, we could make payments to the other holders of LLC Units under the Tax Receivable Agreement that are greater than our actual cash tax savings and we may not be able to recoup those payments, which could negatively impact our liquidity.

In addition, the Tax Receivable Agreement provides that (1) in the event that we breach any of our material obligations under the Tax Receivable Agreement, (2) upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, or (3) if, at any time, we elect an early termination (each referred to as a "Tax Receivable Agreement Acceleration Event") of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. As a result, upon any Tax Receivable Agreement Acceleration Event, we could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

The Tax Receivable Agreement Acceleration Event provisions in the Tax Receivable Agreement may result in situations where the other holders of LLC Units have interests that differ from or are in addition to those of our other stockholders.

Our obligations under the Tax Receivable Agreement will also apply with respect to any person who becomes a party to the Tax Receivable Agreement.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement depends on the ability of TWFG Holding to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Risks relating to ownership of our Class A Common Stock

The high/low vote structure of our common stock has the effect of concentrating voting control with Bunch Holdings, which will limit your ability to influence the outcome of important transactions, including a change in control, and Bunch Holdings' interests may conflict with ours or yours in the future.

Our non-economic Class C Common Stock has ten votes per share, and our Class A Common Stock, has one vote per share. Bunch Holdings controls approximately 94% of the voting power of our outstanding common stock, which means that Bunch Holdings controls the vote of all matters submitted to a vote of our stockholders. This control enables Bunch Holdings to control the election of the members of the board of directors and all other corporate decisions. Due to the high/low vote structure of our common stock, even when its stock holdings represent less than 50% of the outstanding shares of our capital stock, Bunch Holdings has significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as Bunch Holdings continues to own a majority of the total voting power of our common stock, Bunch Holdings will be able to cause or prevent a change of control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A Common Stock as part of a sale of us and ultimately may affect the market price of our Class A Common Stock. In addition, Bunch Holdings has the ability to designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors for so long as the Substantial Ownership Requirement is met. Therefore, even when Bunch Holdings ceases to control a majority of the total voting power of our outstanding common stock, for so long as Bunch Holdings continues to own at least 10% of the voting power of our outstanding common stock, Bunch Holdings will remain in the position to control the composition of our board of directors.

Bunch Holdings and its affiliates own a controlling interest in an insurance carrier and in a software company that provides services to the insurance industry. In the ordinary course of its business activities, Bunch Holdings and its affiliates may engage in activities where their interests conflict with our interests or those of our other stockholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or Clients of ours. Our certificate of incorporation provides that Bunch Holdings, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its affiliates will not have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate, except, in the case of directors and officers, as related to insurance brokerage services, unless such director or officer did not become aware of such opportunity related to insurance brokerage activities in his or her capacity as a director or officer. Bunch Holdings also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Bunch Holdings may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you or may not prove beneficial.

Future transfers of LLC Units by the holders of non-economic Class C Common Stock will result in the corresponding shares of non-economic Class C Common Stock converting into shares of non-economic Class B Common Stock, subject to limited exceptions, including transfers to Richard F. ("Gordy") Bunch III, his family members or affiliates of Bunch Holdings or that are effected for estate planning purposes. The high/low vote structure of the non-economic Class C Common Stock will terminate and each share of non-economic Class C Common Stock will be entitled to one vote per share automatically (i) 12 months following the death or disability of Richard F. ("Gordy") Bunch III or (ii) upon the first trading day on or after such date that the outstanding shares of non-economic Class C Common Stock represent less than 10% of the then-outstanding Class A, non-economic Class B and non-economic Class C Common Stock, which, in either circumstance, may be extended to 18 months upon affirmative approval of a majority of the independent directors.

Some provisions of Delaware law and our certificate of incorporation and by-laws may deter third parties from acquiring us and diminish the value of our Class A Common Stock.

Our certificate of incorporation and by-laws provide for, among other provisions:

• Until the Substantial Ownership Requirement is no longer met, Bunch Holdings and its Permitted Transferees (as defined in our certificate of incorporation) may designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors;

• at any time after the Majority Ownership Requirement is no longer met, there will be:

• restrictions on the ability of our stockholders to call a special meeting and the business that can be conducted at such meeting or to act by written consent;

• supermajority approval requirements for amending or repealing provisions in the certificate of incorporation and by-laws;

• a division of the board of directors into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors may only be removed for cause and by the affirmative vote of holders of 75% of the total voting power of our outstanding shares of common stock, voting together as a single class;

• our ability to issue additional shares of Class A Common Stock and to issue preferred stock with terms that the board of directors may determine, in each case without stockholder approval (other than as specified in our certificate of incorporation);

• the absence of cumulative voting in the election of directors; and

• advance notice requirements for stockholder proposals and nominations.

These provisions in our certificate of incorporation and by-laws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A Common Stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the U.S. as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the U.S. District Court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer or other employee of ours or our stockholders, or a claim of aiding and abetting any such breach of fiduciary duty, (iii) any action asserting a claim against us or any director, officer or other employee of ours arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws (as either may be amended, restated, modified, supplemented or waived from time to time) (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws (as either may be amended), (v) any action asserting a claim against us or any director, officer or other employee of ours that is governed by the internal affairs doctrine or (vi) any action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL. This provision will not apply to any action or proceeding asserting a claim under the Securities Act or the Exchange Act for which the federal courts have exclusive jurisdiction or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, against us or any director, officer or other employee of ours. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Our certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above; however, our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The forum selection provisions in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provision were to be challenged, we may incur additional costs associated with resolving such a challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provision to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition and results of operations and result in a diversion of the time and resources of our employees, management and board of directors.

Our operating results and stock price may be volatile, and the volatility in our stock price could adversely affect our ability to execute our growth strategy and retain key personnel.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A Common Stock regardless of our results of operations. The trading price of our Class A Common Stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

• market conditions in the broader stock market in general, or in our industry in particular;

• actual or anticipated fluctuations in our quarterly financial and operating results;

• introduction of new products and services by us or our competitors;

• issuance of new or changed securities analysts' reports or recommendations;

• investor perceptions of us and the industries in which we or our Clients operate;

• low trading volumes or sales, or anticipated sales, of large blocks of our stock, including those by our existing investors;

• concentration of Class A Common Stock ownership;

• additions or departures of key personnel;

• changes in the insurance distribution market driven by technological advancements;

• regulatory or political developments;

• the perceived adequacy of our ESG efforts;

• announced or completed acquisitions of businesses or technologies by us or our competitors;

• new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

• litigation and governmental investigations; and

• changing economic and political conditions.

These and other factors may cause the market price and demand for shares of our Class A Common Stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A Common Stock and may otherwise negatively affect the liquidity of our Class A Common Stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brings a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We have historically used, and may in the future use, shares of our Class A Common Stock as consideration for acquisitions or strategic investments. If our Class A Common Stock price is volatile of declines significantly, the use of our equity as an acquisition currency may be less attractive to potential targets, who may instead demand cash or a greater number of shares. Issuing additional shares under these circumstances would result in significant dilution to our existing stockholders. Furthermore, a depressed stock price may limit our ability to execute our growth strategy through M&A, as we may be unable to consummate transactions on terms that are favorable to us or accretive to our earnings.

Additionally, our ability to retain talent depends significantly on our use of equity-based compensation, including restricted stock units and performance stock units. If our stock price experiences significant volatility or a sustained decline, the retention value and perceived worth of these awards may decrease, potentially resulting in diminished employee morale and increased turnover. Such conditions may require us to offer more generous equity awards or increase cash compensation to remain competitive, which could increase our operating expenses and adversely affect our results of operations. If we are unable to effectively incentivize our workforce due to stock price fluctuations, our business, financial condition, and culture may be materially harmed.

Our ability to pay dividends to our stockholders may be limited by our holding company structure, contractual restrictions and regulatory requirements.

We are a holding company and have no material assets other than our ownership of LLC Units in TWFG Holding and we do not have any independent means of generating revenue. TWFG Holding makes pro rata distributions to the other holders of LLC Units and us in an amount at least sufficient to allow us and the other holders of LLC Units to pay taxes allocable to our respective share of TWFG Holding's taxable income and partner items, to make payments under the Tax Receivable Agreement we entered into with the Continuing Pre-IPO LLC Members and to pay our unreimbursed corporate and other overhead expenses. TWFG Holding is a distinct legal entity and may be subject to legal or contractual restrictions that, under certain circumstances, may limit our ability to obtain cash from them. If TWFG Holding is unable to make distributions, we may not receive adequate distributions, which could materially and adversely affect our dividends and financial position and our ability to fund any dividends.

Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to declare periodic dividends to our stockholders. Our board of directors will consider general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions and covenants contained in our debt agreements, business prospects and other factors that our board of directors considers relevant. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. *See "Dividend policy," and "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources."*

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A Common Stock, the price of our Class A Common Stock could decline.

The trading market for our Class A Common Stock will rely in part on the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our Class A Common Stock could decline. If one or more of these analysts cease to cover our Class A Common Stock, we could lose visibility in the market for our stock, which in turn could cause our Class A Common Stock price to decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A Common Stock, which could depress the price of our Class A Common Stock.

Our certificate of incorporation authorizes us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A Common Stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Class A Common Stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our Class A Common Stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies, which may make our Class A Common Stock less attractive to investors.

We are classified as an "emerging growth company" under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company up to the last day of the fiscal year following the fifth anniversary of the IPO, although we will lose that status earlier if we have equal to or more than $1.235 billion of revenues in a fiscal year, have equal to or more than $700.0 million in market value of our common stock held by non-affiliates, issue more than $1.0 billion of non-convertible debt over a three-year period, or the last day of the fiscal year in which we become a "large accelerated filer," as defined in Rule 12b-2 promulgated under the Exchange Act.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. We have elected to take advantage of the extended transition periods for the adoption of new or revised financial accounting standards under the JOBS Act.

If some investors find our Class A Common Stock to be less attractive as a result, there may be a less active trading market for our Class A Common Stock and our stock price may be more volatile.

We are obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our Class A Common Stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. We have completed the documentation and evaluation necessary to comply with Section 404(a) of the Sarbanes-Oxley Act and are required to assess the effectiveness of our internal control over financial reporting as of the end of the fiscal year. However, our internal controls may not be effective, and we may not be able to complete any required remediation in the time required. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Class A Common Stock to decline, and we may be subject to investigation or sanctions by the SEC.

Pursuant to Section 404(a) of the Sarbanes-Oxley Act, we are required to include in this Annual Report a report of management on the effectiveness of our internal control over financial reporting as of December 31, 2025. This assessment requires disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We are also required to disclose changes made in our internal control and procedures on a quarterly basis. As an emerging growth company, our independent registered public accounting firm is not required to, and does not, provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We may remain exempt from this requirement until we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and stock price. To comply with public company requirements, we are undertaking various costly and time-consuming actions, such as implementing and enhancing internal controls, procedures and information systems, and hiring and retaining qualified corporate and finance support personnel, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an "emerging growth company."

As a newly public company, we have incurred legal, accounting and other expenses that we did not previously incur. We are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of and other applicable securities rules and regulations. Compliance with these rules and regulations have increased our legal and financial compliance costs, made some activities more difficult, time-consuming or costly and increased demand on our systems and resources, with such demands likely to increase after we are no longer an "emerging growth company." The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition, results of operations, cash flows and prospects. The Sarbanes-Oxley Act requires, among other requirements, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure required of a public company may divert our management's attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, results of operations, cash flows and prospects. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we are required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

In addition, with changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and resulting in some activities to be more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We have invested, and intend to further invest, resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance long-term stockholder value, and our Class A Common Stock has a comparably lower trading volume, which could amplify the program's effects on market price and volatility.

Our Board has authorized a share repurchase program that does not obligate us to repurchase any specific number of shares and may be suspended, modified, or terminated at any time without notice. We cannot guarantee that we will repurchase shares at all, that the program will be fully consummated, or that any repurchases will enhance long-term stockholder value. The timing and amount of repurchases, if any, will depend on a variety of factors, including the trading price of our Class A Common Stock, trading volume, working capital and other liquidity requirements, general market conditions, and alternative uses of capital. Any repurchases we do complete will reduce our cash and liquidity, and could limit our financial flexibility.

Our Class A Common Stock has a comparably lower trading volume, which could magnify the impact of our repurchase activity on the market price of the stock and increase its volatility. Low trading volume may also make it more difficult for stockholders to sell their shares without adversely affecting the market price. Share repurchases conducted in a lower trading volume market could contribute to short-term increases in the trading price of our Class A Common Stock, which may not be sustainable. Conversely, any announcement of a suspension, reduction, or termination of the repurchase program could cause the market price of our Class A Common Stock to decline, particularly given the limited liquidity of our shares.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity risk management and strategy

At TWFG, cybersecurity risk management is an important part of our overall enterprise risk management program. Our cybersecurity risk management program provides a framework for handling cybersecurity threats and incidents and involves coordination across different departments of our Company. The framework is informed in part by the National Institute of Standards and Technology (NIST) Cybersecurity Framework, although this does not imply that we meet all technical standards, specifications or requirements under the NIST. This framework includes assessing the severity of cybersecurity threats, identifying the sources of cybersecurity threats including whether the cybersecurity threats are associated with third-party service providers, implementing cybersecurity mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents. Our vendor management process may include reviewing the cybersecurity practices of third-party providers, contractually imposing obligations on the provider, conducting security assessments, and conducting periodic reassessment during their engagement. We have a cybersecurity incident response plan and dedicated teams to respond to cybersecurity incidents, and we conduct an annual tabletop exercise to test our incident preparedness and response process. Our cybersecurity team also engages our third-party Security Operations Center and IT advisors for security risk assessments and security management. In addition, we provide security awareness training to help our employees understand their information protection and cybersecurity responsibilities.

Cybersecurity Governance

The Audit Committee of our board of directors is responsible for board-level oversight and management of our cybersecurity risks. In addition to this board-level oversight, our Information Technology Governance Committee ("ITGC"), a management committee, is responsible for overseeing and managing our cybersecurity risks. The ITGC includes our Chief Operating Officer, Chief Technology Officer, General Counsel and senior management in the technology teams, and is supported by our third-party Chief Information Security Officer ("CISO") and Security Operations Center provider. Our CISO has over twenty years of experience in managing cybersecurity risks, disaster recovery, and business continuity and is a Certified Information Systems Security Professional (CISSP) and Master Business Continuity Professional (MBCP). The ITGC is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to monitor such potential cybersecurity risk exposures, implementing appropriate mitigation measures and maintaining cybersecurity policies. The ITGC takes steps to remain informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including third-party consultants engaged by us; and alerts and reports produced by security tools deployed in our IT environment. The ITGC conducts regular meetings throughout the year, and reports on cybersecurity risks at the quarterly meetings of the Audit Committee. Based on these reports, the board of directors may request follow-up information to address any specific concerns and recommendations.

As of the date of this Annual Report, we are not aware of any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. Despite our efforts, we cannot eliminate all risks from cybersecurity threats, guarantee that cyber-related risk will not be material in the future, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please *see "Risk Factors—Risks relating to intellectual property and cybersecurity—Improper disclosure of confidential, personal or proprietary data, whether due to human error, misuse of information by employees or vendors, or as a result of security breaches, cyberattacks or other similar incidents with respect to our or our vendors' systems, could result in regulatory scrutiny, legal liability or reputational harm, and could have an adverse effect on our business or operations"* in this Annual Report.

Item 2. Properties

Facilities

Our corporate headquarters is in The Woodlands, Texas, where we lease approximately 29,000 square feet of office space under a lease that expires in 2034. We also lease office facilities in 43 states throughout the U.S. These offices are generally located in shopping centers, small office parks and office buildings, with lease terms expiring through the next ten years. While we may require additional office space as our business expands, we believe that our existing facilities are adequate to meet our needs for the immediate future, and that additional facilities will be available on commercially reasonable terms as needed.

Item 3. Legal Proceedings

From time to time, we may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of litigation and claims are inherently unpredictable and uncertain, we are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We are not currently party to any material legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Securities exchange

Our shares of Class A Common Stock, $0.01 par value per share, are traded on the Nasdaq under the symbol "TWFG." Our Class B Common Stock and Class C Common Stock are neither listed nor traded on any stock exchange.

On March 9, 2026, we had approximately 23 stockholders of record of our Class A Common Stock, two stockholders of record of our Class B Common Stock and one stockholder of record of our Class C Common Stock.

Dividend Policy

Subject to funds being legally available, we intend to cause TWFG Holding to make pro rata distributions to the Continuing Pre-IPO LLC Members and us in an amount at least sufficient to allow us and the Continuing Pre-IPO LLC Members to pay all the applicable taxes, to make payments under the Tax Receivable Agreement and to pay our corporate and other unreimbursed overhead expenses. The declaration and payment of any dividends will be at the sole discretion of our board of directors, which may change our dividend policy at any time. We do not currently pay dividends outside of tax payments. Should that change, our board of directors will consider:

- general economic and business conditions;

- our financial condition and operating results;

- our available cash and current and anticipated cash needs;

- our capital requirements;

- contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including TWFG Holding) to us; and

- such other factors as our board of directors may deem relevant.

TWFG is a holding company and has no material assets other than its ownership of LLC Units in TWFG Holding, and as a consequence, our ability to declare and pay dividends to the holders of our Class A Common Stock will be subject to the ability of TWFG Holding to provide distributions to us. If TWFG Holding makes such distributions, the Continuing Pre-IPO LLC Members will be entitled to receive equivalent distributions from TWFG Holding. However, because we must pay taxes, make payments under the Tax Receivable Agreement and pay our unreimbursed expenses, amounts ultimately distributed as dividends to holders of our Class A Common Stock are expected to be less than the amounts distributed by TWFG Holding to the Continuing Pre-IPO LLC Members on a per share basis. *See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Tax Receivable Agreement" for additional information regarding this arrangement.*

Assuming TWFG Holding makes distributions to its members in any given year, the determination to pay dividends, if any, to our Class A common stockholders out of the portion, if any, of such distributions remaining after our payment of taxes, Tax Receivable Agreement payments and expenses (any such portion, an "excess distribution") will be made by our board of directors. Because our board of directors may determine to pay or not pay dividends to our Class A common stockholders, our Class A common stockholders may not necessarily receive dividend distributions relating to excess distributions, even if TWFG Holding makes such distributions to us. Holders of our non-economic Class B Common Stock or non-economic Class C Common Stock are not entitled to participate in any cash dividends declared by our board of directors. *See "Risk factors—Risks relating to our organizational structure—In certain circumstances, TWFG Holding will be required to make distributions to us and the other holders of LLC Units, and the distributions that TWFG Holding will be required to make may be substantial."*

Repurchases of Securities

We did not repurchase any of our equity securities during the fourth quarter of the fiscal year covered by this Annual Report.

Recent Sales of Unregistered Securities and Use of Proceeds

On July 19, 2024, we closed our IPO in which we sold 12,650,000 shares of Class A Common Stock, including 1,650,000 shares of Class A Common Stock pursuant to the underwriters' full exercise of their 30-day option, at a public offering price of $17.00 per share. The offer and sale of all of the shares in the IPO were registered under the Securities Act pursuant to our Registration Statement.

We received approximately $192.9 million of net proceeds from the IPO after deducting underwriting discounts and commissions of $14.4 million and related offering expenses of approximately $7.8 million. We used the net proceeds from the IPO (including the net proceeds received from the underwriters' exercise of their option to purchase additional shares of Class A Common Stock) to acquire a number of newly issued LLC Units equal to the number of shares of Class A Common Stock in the IPO from TWFG Holding, at a purchase price per LLC Unit equal to the initial public offering price of Class A Common Stock after underwriting discounts and commissions. TWFG Holding used a portion of the proceeds it received from the sale of LLC Units to pay the expenses in connection with the IPO and the Reorganization Transactions and to repay in full outstanding debt under our Revolving Facility (as defined below) in the amount of $41.0 million.

Securities Authorized for Issuance Under Equity Compensation Plans

The information regarding equity compensation plans and the security ownership of certain beneficial owners and management of TWFG's common stock is incorporated herein by reference to our Proxy Statement.

Stock Performance Graph

The following graph illustrates the total return from July 18, 2024, the first trading date of our Class A Common Stock after our IPO, through December 31, 2025 for (i) our Class A Common Stock, (ii) the Standard and Poor's 500 Index, and (iii) the Standard and Poor's 500 Financials Sector Index, assuming an investment of $100 on July 18, 2024, including the reinvestment of dividends, if any:



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed below and in the sections entitled Item 1A. "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements".

The following discussion provides commentary on the financial results derived from our audited financial statements for the years ended December 31, 2025 and 2024 prepared in accordance with GAAP. In addition, we regularly review the following non-GAAP measures when assessing performance: Organic Revenue, Organic Revenue Growth, Adjusted Net Income, Adjusted Net Income Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted Earnings Per Share and Adjusted Free Cash Flow. *See "Non-GAAP Financial Measures"* for further information. Discussions of fiscal year 2023 items and year-to-year comparisons between fiscal 2024 and fiscal 2023 that are not included in this Form 10-K can be found in "Part II Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 27, 2025 and is available on the SEC's website at www.sec.gov.

Overview

We are a leading, high-growth, independent distribution platform for personal and commercial insurance in the U.S. We are pioneers in the insurance industry, developing an agency model built on innovation and experience with what we believe is a more flexible approach than traditional distribution models. Our offerings are fulsome and flexible in that we offer all lines of insurance, multiple distribution contract options, M&A services, proprietary virtual assistants, proprietary technology, proprietary premium financing, unlimited continuing education, recognition programs, co-op funding, marketing support and overall lower costs to operate. Since our founding in 2001 by our Chief Executive Officer, Richard F. ("Gordy") Bunch III, we have established a track record of creating solutions for independent agents, insurance carriers and our Clients, with growth regardless of economic and P&C pricing cycles.

We embrace a simple philosophy: "Our Policy is Caring" which is more than a motto. This philosophy informs the way we interact with all of our stakeholders and the communities in which they live and work. We seek to attract partners who come in every day with the commitment to making a difference in the lives of the people and communities we interact with. We treat our Clients, employees and stakeholders like family.

Key Operational and Market Factors Impacting 2025 Results

Our results of operations for the year ended December 31, 2025 were influenced by a combination of operational execution, industry conditions, and strategic actions taken during the year. The most significant factors impacting our 2025 results, as compared to 2024, are discussed below.

Organic Revenue Growth Driven by Agent Productivity and Retention. A primary driver of our 2025 results was continued Organic Revenue Growth, which increased by 11.6% year-over-year. This growth was principally attributable to increases in Total Written Premium generated by existing TWFG Agencies, reflecting higher policy renewal rates, incremental cross-selling of additional lines of coverage, and overall growth in insured values across our personal and commercial lines portfolios.

Our ability to attract and retain experienced agents continued to support this growth. Many agents joining our platform during prior periods reached higher productivity levels in 2025 as their Books of Business started to mature. In addition, retention of existing agents remained strong, which contributed to stability in renewal business and predictable commission revenue streams. These factors collectively contributed to increased commission income without a commensurate increase in fixed operating costs.

Insurance Market Pricing Environment and Commission Dynamics. The insurance pricing environment during 2025 continued to support revenue growth, although conditions varied by line of business and over the course of the year. In homeowners insurance, premium rates remained firm throughout the year, reflecting continued pressure from catastrophe losses, reinsurance costs, social inflation and higher insured values, which contributed to increased commission revenue on both new and renewal policies.

In personal auto insurance, the pricing environment began to moderate during the second half of 2025 following several years of significant rate increases. While premium growth slowed as carriers reduced the pace of rate actions and competitive dynamics began to normalize, commission revenue continued to benefit from the elevated premium base established in prior periods, particularly on renewal business.

Commission rates set by carriers remained generally stable during 2025. As a result, changes in commission revenue were driven primarily by movements in premiums rather than changes in commission percentages. Overall, pricing dynamics in 2025 contributed positively to average revenue per policy as compared to 2024, although management observed early signs of stabilization in certain personal lines toward the end of the year. Management continues to monitor carrier pricing actions and competitive conditions, as further shifts in market dynamics could influence future revenue growth rates.

Acquisitions and Expansion of Corporate Branches. During 2025, we completed seven acquisitions for total consideration of $51.0 million, which were added as Corporate Branches. In the second quarter of 2025, we also acquired a 50.1% equity interest in TWFG MGA FL for a total cash consideration of $9.7 million at closing. These acquisitions contributed incremental revenue during the year, reflecting the full economic benefit of retaining 100% of commission income generated by these operations, offset by the assumption of their operating expenses.

The acquired branches were generally profitable at the time of acquisition and were accretive to both net income and Adjusted EBITDA in 2025. As a result, acquisition-related growth contributed to total revenue growth in excess of organic growth alone. Comparability between periods is impacted by the timing of these acquisitions, as results for 2025 include partial-year contributions that were not present in 2024.

Expense Growth and Operating Leverage. Operating expenses increased in 2025 primarily due to higher compensation costs, technology costs, and incremental public company costs. Compensation-related expenses increased as we continued to invest in personnel to support agent growth, corporate branch integration, technology initiatives, and compliance requirements associated with being a public company.

Despite these increases, we achieved operating leverage in 2025, as revenue growth outpaced expense growth, resulting in improvements in Adjusted EBITDA and Adjusted EBITDA Margin. Management continues to focus on balancing investment in growth initiatives with disciplined expense management to support sustainable margin expansion over time.

Technology Investments and Platform Scalability. Ongoing investment in technology and operational infrastructure supported scalability across our platform in 2025. Enhancements to our agency management systems, data analytics capabilities, and back-office processes improved operational efficiency and supported higher transaction volumes without proportional increases in headcount.

These investments contributed to improved service levels for agents and clients, supporting organic growth, while also moderating the rate of growth in general and administrative expenses relative to revenue. Although technology investments increased operating expenses in the near term, management believes they enhance long-term scalability and margin performance.

Our corporate structure

TWFG was incorporated on January 8, 2024 for the purpose of completing the Reorganization Transactions that were completed on July 19, 2024. Following our reorganization into a holding company structure as part of the Reorganization Transactions, TWFG, Inc. is a holding company and its sole material asset is a controlling ownership interest in TWFG Holding. All of our business is conducted through TWFG Holding and its consolidated subsidiaries, and the financial results of TWFG Holding and its consolidated subsidiaries are included in the consolidated financial statements of TWFG.

TWFG Holding is treated as a pass-through entity for U.S. federal and certain state income tax purposes and accordingly has not been subject to U.S. federal or applicable state income tax. Accordingly, because of our ownership of the LLC Units, we are subject to U.S. federal, state and local income taxes with respect to our allocable share of any net taxable income of TWFG Holding and are taxed at the U.S. federal income tax rates applicable to corporations.

In connection with our organizational structure, we entered into the Tax Receivable Agreement with certain pre-IPO owners. The Tax Receivable Agreement provides for the payment by the Company of a portion of the tax benefits realized as a result of increases in tax basis and other tax attributes resulting from exchanges of LLC units for shares of Class A Common Stock. No amounts are payable under the TRA, and no related liability is recorded, unless and until such exchanges occur. As of December 31, 2025, no exchanges had occurred, and accordingly, the Tax Receivable Agreement had no impact on our consolidated financial statements.

Certain income statement line items

Commission income. We derive commission income from the placement of insurance contracts between insurance carriers and Clients. Our commissions are established by the agency agreement between the Company and the insurance carrier and are calculated as a percentage of premiums for the underlying insurance contract. Commission rates vary across insurance carriers, states and lines of business and typically range from 7% to 30%. Our average commission rate for 2025 was approximately 12.8%.

Our main obligation under our agency agreements with the insurance carriers is selling insurance contracts to our Clients. Each underlying insurance contract is a separate and distinct contract between the Client and the insurance carrier. Our Clients are not obligated to keep the insurance contract for the full term or renew it with the insurance carrier beyond its initial term. We are required to try to resell the insurance contract to our Client at the expiration of each policy term or shop for alternatives if our Client decides to terminate its existing insurance contract. We recognize commission income when the performance obligation of placing the insurance contract between our Client and the insurance carrier has been met and the insurance contract is in effect, based on its effective date.

Our agency agreements with the insurance carriers are non-exclusive and can typically be terminated unilaterally by either party. Additionally, either party can agree to amend the provisions of the agency agreements, which may affect our future commission income.

Contingent income. We may earn contingent income from insurance carriers. Contingent income is highly variable and based primarily on underwriting results and, to a lesser extent, volume placed with the carrier.

Fee income. Fee income is comprised primarily of policy fees, branch fees, license fees and third-party administrator ("TPA") fees. The Company receives policy fees as compensation for administrative services performed in connection with the placement and issuance of certain policies that are in addition to and separate from commissions paid by the insurance carriers. Branch fees include the monthly recurring fees assessed for the ongoing Client service and back-office support provided to independent branches operating exclusively through the Company pursuant to an exclusive Branch agreement and a one-time branch onboarding fee. License fees are usage-based fees assessed by the Company for the use of its proprietary applications. TPA fees are related to services performed based on service agreements with the insurance carriers.

Other income. Other income is comprised primarily of income earned for facilitating premium financing arrangements, fees assessed for agent conventions, interest income on fiduciary funds, and other miscellaneous income.

The following table sets forth our revenues by amount and as a percentage of our revenues for the periods indicated (dollar amounts in thousands):

| | Years Ended December 31, | | | |
| | 2025 | | 2024 | |
	Amount	% of Total	Amount	% of Total
Commission income	$ 220,968	89 %	$ 183,158	90 %
Contingent income	13,111	5	8,722	4
Fee income	12,992	5	10,562	5
Other income	1,441	1	1,318	1
Total revenues	$ 248,512	100 %	$ 203,760	100 %

Commission expense. Commission expense is our largest expense, representing the consideration paid to our agents for producing and retaining business. We expect our commission expense to continue to increase corresponding with our expected business growth.

Salaries and employee benefits. Salaries and employee benefits consist of base compensation and any bonuses, equity compensation and benefits paid and payable to employees. We operate in competitive markets and expect to continue to experience a general rise in compensation and benefits expense commensurate with expected growth in headcount, geographic expansion and the creation of new products and services.

Other administrative expenses. Other administrative expenses include technology costs, legal and professional fees, office expenses, marketing expenses, survey expenses and other costs associated with our operations. Fluctuations in other administrative expenses are relative to the overall scale of our business operations.

Depreciation and amortization. Depreciation and amortization are primarily comprised of the amortization of finite-lived intangible assets recognized from our strategic asset acquisitions. As we continue to pursue strategic asset acquisitions, we expect our amortization expense to increase.

Interest expense. Interest expense consists of interest payable on indebtedness, commitment fees and imputed interest on Deferred Acquisition Payables.

Interest income. Interest income consists of interest earned on the Company's cash and cash equivalents which are not held in a fiduciary capacity.

Other non-operating income (expense), net. Other non-operating income (expense), net consists of gains and losses on the sale of assets.

Consolidated results of operations

The following is a discussion of our consolidated results of operations for the periods presented. This information is derived from our accompanying audited consolidated financial statements prepared in accordance with GAAP.

The following table summarizes our results of operations for the periods presented (in thousands):

| | Years Ended December 31, | | | |
| | 2025 | | 2024 | |
	Amount	% of Total	Amount	% of Total
Revenues:				
Commission income	$ 220,968	89 %	$ 183,158	90 %
Contingent income	13,111	5	8,722	4
Fee income	12,992	5	10,562	5
Other income	1,441	1	1,318	1
Total revenues	248,512	100 %	203,760	100 %
Operating expenses:				
Commission expense	133,518	63 %	118,086	67 %
Salaries and employee benefits	37,636	18	29,064	17
Other administrative expenses	22,020	10	16,665	9
Depreciation and amortization	18,353	9	12,020	7
Total operating expenses	211,527	100 %	175,835	100 %
Operating income	36,985		27,925	
Other non-operating income (expense)				
Interest expense	(287)		(2,223)	
Interest income	6,607		4,376	
Other non-operating income (expense), net	1,140		9	
Income before tax	44,445		30,087	
Income tax expense	3,279		1,495	
Net income	$ 41,166		$ 28,592	

Comparison of the Years Ended December 31, 2025 and 2024

Total revenues

Subsequent to issuing the Company's earnings release on February 25, 2026, the Company received additional information from certain insurance carrier partners related to contingent commission programs associated with 2025 underwriting performance. Based on this information, the Company recorded an adjustment of approximately $1.4 million to increase commission revenue for the year ended December 31, 2025. The financial results included in this Annual Report reflect this adjustment. The Company's previously issued earnings release for the year ended December 31, 2025 did not reflect this adjustment.

The following table presents the disaggregation of our revenues by offerings (in thousands):

| | Years Ended December 31, | | | |
| | 2025 | | 2024 | |
	Amount	% of Total	Amount	% of Total
Insurance Services				
Agency-in-a-Box	$ 152,831	62 %	$ 135,166	66 %
Corporate Branches	43,230	17	33,367	16
Total Insurance Services	196,061	79	168,533	82
TWFG MGA	50,763	20	33,719	17
Other	1,688	1	1,508	1
Total revenues	$ 248,512	100 %	$ 203,760	100 %

Total revenues for the year ended December 31, 2025 increased by $44.8 million, or 22%, compared to the same period in the prior year. The increase was primarily due to a $37.8 million, or 21% increase in commission income driven primarily by continued organic business growth and the impact of acquisitions in 2025. Also contributing to the increase in total revenues were $4.4 million, or 50%, increase in contingent income, $2.4 million, or 23%, increase in fee income, and $0.1 million, or 9%, increase in other income, compared to the same period in the prior year. *See discussions below for additional information about the changes in our revenues.*

Commission income

The following table presents the disaggregation of our commission income by offerings (in thousands):

| | Years Ended December 31, | | | |
| | 2025 | | 2024 | |
	Amount	% of Total	Amount	% of Total
Insurance Services				
Agency-in-a-Box	$ 137,937	62 %	$ 122,651	67 %
Corporate Branches	41,562	19	33,468	18
Total Insurance Services	179,499	81	156,119	85
TWFG MGA	41,469	19	27,039	15
Total commission income	$ 220,968	100 %	$ 183,158	100 %

Commission income for the year ended December 31, 2025 increased by $37.8 million, or 21%, compared to the same period in the prior year due to the continued organic business growth and the impact of acquisitions made in 2025.

Commission income for Insurance Services grew by $23.4 million, or 15%, for the year ended December 31, 2025 compared to the same period in the prior year. Insurance Service Agency-in-a-Box commission income for the year ended December 31, 2025 increased by $15.3 million, or 12%, compared to the same period in the prior year. The increase was driven by written premium volume, mix in line of business, and acquisitions during the year.

Insurance Services Corporate Branches commission income for the year ended December 31, 2025 increased by $8.1 million, or 24%, compared to the same period in the prior year. The increase was primarily driven by

$5.7 million of Corporate Branch acquisitions and $2.4 million of Organic Revenue Growth during the year ended December 31, 2025.

TWFG MGA commission income for the year ended December 31, 2025 increased by $14.4 million, or 53%, compared to the same period in the prior year. The increase in commission income was primarily driven by $12.0 million generated from the acquisition of TWFG MGA FL while the remaining $2.4 million increase was due to increases in written premium and commission rate increases of The Woodlands Insurance Company compared to the same period in the prior year.

Contingent income

Contingent income for the year ended December 31, 2025 increased by $4.4 million, or 50%, to $13.1 million from $8.7 million in the same period in the prior year. The increase in contingent income was driven by underlying carrier profitability, new carriers to our portfolio and growth in our business. Contingent income is unpredictable and dependent upon the target financial and performance metrics established by the insurance carriers.

Fee income

The following table presents the disaggregation of our fee income by major sources (in thousands):

| | Years Ended December 31, | | | |
| | 2025 | | 2024 | |
	Amount	% of Total	Amount	% of Total
Policy fees	$ 4,392	34 %	$ 3,538	33 %
Branch fees	5,276	40	4,736	45
License fees	2,719	21	1,895	18
TPA fees	605	5	393	4
Total fee income	$ 12,992	100 %	$ 10,562	100 %

Fee income for the year ended December 31, 2025 increased $2.4 million, or 23%, compared to the same period in the prior year. Changes to individual components of fee income are discussed in detail below:

- Policy fees for the year ended December 31, 2025 increased by $0.9 million, or 24%, compared to the same period in the prior year. The increase in policy fees was primarily due to higher policy count and new business growth.

- Branch fees for the year ended December 31, 2025 increased by $0.5 million, or 11%, compared to the same period in the prior year. The increase in branch fees was primarily driven by increased agent count of the business.

- License fees for the year ended December 31, 2025 increased by $0.8 million, or 43%, compared to the same period in the prior year. The increase was primarily driven by a one-time technology infrastructure project completed during the current year to support an affiliated entity's expansion into a new market. This item is non-recurring and not expected to have a continuing impact on future operating results.

- TPA fees for the year ended December 31, 2025 increased by $0.2 million, or 54%, compared to the same period in the prior year. The increase in TPA fees resulted from the increased volume in claims processed.

Other income

Other income for the year ended December 31, 2025 was $1.4 million, compared to $1.3 million in the same period in the prior year. The increase was primarily comprised of interest earned on fiduciary funds and premium financing income.

Expenses

Commission expense

The following table presents the disaggregation of our commission expense by offerings (in thousands):

| | Years Ended December 31, | | | |
| | 2025 | | 2024 | |
	Amount	% of Total	Amount	% of Total
Insurance Services				
Agency-in-a-Box	$ 107,789	81 %	$ 95,797	81 %
Corporate Branches	5,331	4	4,488	4
Total Insurance Services	113,120	85	100,285	85
TWFG MGA	20,295	15	17,716	15
Other	103	—	85	—
Total commission expense	$ 133,518	100 %	$ 118,086	100 %

Total commission expense for the year ended December 31, 2025 increased by $15.4 million, or 13%, compared to the same period in the prior year. The increase was primarily due to business growth and overall shift in business mix. *See commission income discussion above for additional information regarding the driver of change.*

Commission expense for total Insurance Services grew by $12.8 million, or 13%, for the year ended December 31, 2025 compared to the same period in the prior year. Insurance Services Agency-in-a-Box commission expense for the year ended December 31, 2025 increased by $12.0 million, or 13%, compared to the same period in the prior year. The increase was primarily due to the growth in business, consistent with commission income and the absence of a one-time favorable adjustment of $1.5 million in 2024. The expenses of our Branches are primarily commission expense, which is determined as a percentage of commission income.

Insurance Services Corporate Branches commission expense for the year ended December 31, 2025 increased by $0.8 million, or 19%, compared to the same period in the prior year. The increase in commission expense was driven by both organic business growth and acquisitions of Corporate Branches in the current period. The expenses of our Corporate Branches are primarily salaries and benefits, and are primarily fixed expenses, which are not directly correlated to commission income or written premium.

TWFG MGA commission expense for the year ended December 31, 2025 increased by $2.6 million, or 15%, compared to the same period in the prior year. The increase was primarily driven by the acquisition of TWFG MGA FL and geographical expansion of The Woodlands Insurance Company.

Salaries and employee benefits

Salaries and employee benefits for the year ended December 31, 2025 was $37.6 million, compared to $29.1 million in the same period in the prior year, reflecting an increase of $8.6 million, or 29%. This increase was primarily attributable to stock-based compensation of $2.4 million, Corporate Branch acquisitions of $3.5 million, and $2.7 million due to personnel increases to support agent growth, corporate branch integration, technology initiatives, and compliance requirements associated with being a public company.

Other administrative expenses

Other administrative expenses for the year ended December 31, 2025 was $22.0 million, compared to $16.7 million in the same period in the prior year, reflecting an increase of $5.4 million, or 32%. The increase was primarily due to $1.7 million of information technology expenses, $0.6 million of rent, $0.6 million of professional fees, $0.5 million of insurance expense, and $1.9 million of other administrative expenses, all due primarily to business growth and increased costs as a public company.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2025 was $18.3 million compared to $12.0 million in the same period in the prior year, reflecting an increase of $6.3 million, or 53%. This increase was primarily attributable to the amortization of intangible assets from our recent intangible asset acquisitions.

Interest expense

Interest expense for the year ended December 31, 2025 decreased to $0.3 million compared to $2.2 million in the same period in the prior year, due to the repayment of the Revolving Facility (as defined in the section "*Liquidity and capital resources*") during August 2024.

Interest income

Interest income for the year ended December 31, 2025 increased to $6.6 million, compared to $4.4 million in the same period in the prior year, due to the increase in cash on hand for the full fiscal year 2025 related to IPO proceeds received on July 19, 2024.

Income tax expense

Income tax expense for the year ended December 31, 2025 was $3.3 million compared to $1.5 million in the same period in the prior year as after consummation of the Reorganization Transactions and IPO, the Company became subject to U.S. federal, state, and local income taxes with respect to its allocable share of taxable income of TWFG Holding assessed at the prevailing corporate tax rates.

Other non-operating income (expense), net

Other non-operating income (expense), net for the year ended December 31, 2025 increased by $1.1 million compared to the same period in the prior year due to selling of Books of Business.

Key Performance Indicators

Total Written Premium

Total Written Premium represents the total value of insurance policies placed through our platform and is an operating metric used by management to evaluate growth in our distribution activity. Total Written Premium does not represent revenue recognized by the Company. Revenue is primarily derived from commissions and fees earned from insurance carriers, which represent a percentage of premium and vary by carrier, product type and services provided. Accordingly, changes in Total Written Premium may not correspond directly to changes in reported revenue or commission rates from period to period.

Total Written Premium represents, for any reported period, the total amount of current premium (net of cancellations) placed with insurance carriers. We utilize Total Written Premium as a key performance indicator when planning, monitoring and evaluating our performance. We believe Total Written Premium is a useful metric because it is the underlying driver of the majority of our revenue.

The following table presents the disaggregation of Total Written Premium by offerings, business mix and line of business (in thousands):

| | Years Ended December 31, | | | |
| | 2025 | | 2024 | |
	Amount	% of Total	Amount	% of Total
Offerings:				
Insurance Services				
Agency-in-a-Box	$ 1,119,536	65 %	$ 982,815	66 %
Corporate Branches	343,922	20	275,331	19
Total Insurance Services	1,463,458	85	1,258,146	85
TWFG MGA	268,972	15	218,214	15
Total written premium	$ 1,732,430	100 %	$ 1,476,360	100 %
Business Mix:				
Insurance Services				
Renewal business	$ 1,142,481	66 %	$ 975,657	66 %
New business	320,977	19	282,489	19
Total Insurance Services	1,463,458	85	1,258,146	85
TWFG MGA				
Renewal business	182,177	11	163,105	11
New business	86,795	4	55,109	4
Total TWFG MGA	268,972	15	218,214	15
Total written premium	$ 1,732,430	100 %	$ 1,476,360	100 %
Written Premium Retention:				
Insurance Services		91 %		93 %
TWFG MGA		83 %		84 %
Consolidated		90 %		91 %
Line of Business:				
Personal lines	$ 1,415,201	82 %	$ 1,197,122	81 %
Commercial lines	317,229	18	279,238	19
Total written premium	$ 1,732,430	100 %	$ 1,476,360	100 %

The following table presents the dollar and percent change compared to the prior year for Total Written Premium by offerings and business mix (in thousands):

		Years Ended December 31,			
		2025		**2024**	
		$ Change	**% Change**	**$ Change**	**% Change**
Offerings:					
Insurance Services					
Agency-in-a-Box	$	136,721	14 %	$ (16,123)	(2)%
Corporate Branches		68,591	25	221,368	410
TWFG MGA		50,758	23	23,020	12
Total change in written premium	$	256,070	17 %	$ 228,265	18 %
Business Mix:					
Insurance Services					
Renewal business	$	166,824	17 %	$ 148,545	18 %
New business	$	38,488	14 %	$ 56,700	25 %
TWFG MGA					
Renewal business	$	19,072	12 %	$ (2,243)	(1)%
New business	$	31,686	57 %	$ 25,263	85 %
Consolidated Business Mix:					
Consolidated renewal business	$	185,896	13 %	$ 146,302	12 %
Consolidated new business		70,174	5	81,963	7
Total change in written premium	$	256,070	17 %	$ 228,265	18 %

Comparison of the Years Ended December 31, 2025 and 2024

Total Written Premium for the year ended December 31, 2025 increased by $256.1 million, or 17%, compared to $228.3 million, or 18%, growth in the same period in the prior year. Within our Insurance Services offering, renewal business grew $166.8 million, or 17%, as compared to $148.5 million, or 18%, growth in the prior year period. As a large independent carrier entered the market in late 2024, we saw an influx of $53.1 million moving from other carriers which resulted in a lower premium base, however provided the ability to renew and retain customer premium. New business grew $38.5 million, or 14%, as compared to $56.7 million, or 25%, growth in the same period of the prior year due to the softening of the market in 2024. Within our MGA offering, we saw an uptick in renewal business growth of $19.1 million, or 12%, as well as new business growth of $31.7 million, or 57%, over the prior year period due mainly to the MGA FL acquisition.

For the years ended December 31, 2025 and 2024, our consolidated written premium retention was 90% and 91%, respectively. For the year ended December 31, 2025, the composition of our renewal and new business under our two product offerings are as follows: Insurance Services renewal business, as a percentage of the total written premium, was 66% which was consistent with the prior year and premium retention decreased to 91% from 93%, resulting in renewal premium growth of 17%, or $166.8 million, compared to 2024. Insurance Services new business, as a percentage of total written premium, was 19%, consistent with prior year, resulting in new business growth of 14%, or $38.5 million. TWFG MGA renewal and new business as a percentage of written premium was 11% and 4% for the years ended December 31, 2025 and 2024.

Non-GAAP Financial Measures

Organic Revenue. Since the first quarter of 2025, we have utilized the revised calculation methodology for Organic Revenue to include policy fee income as it is directly correlated to MGA commission income. Our legacy calculation methodology removed policy fee income from Organic Revenue. Organic Revenue is total revenue (the most directly comparable GAAP measure) for the relevant period, excluding contingent income, non-policy fee income, other income and those revenues generated from acquired businesses with over $0.5 million in annualized revenue that have not reached the twelve-month owned mark.

Organic Revenue Growth. Organic Revenue Growth is the change in Organic Revenue period-to-period, with prior period results adjusted to include revenues that were excluded in the prior period because the relevant acquired businesses had not reached the twelve-month-owned milestone, but have reached the twelve-month owned milestone in the current period. We believe Organic Revenue Growth is an appropriate measure of operating performance because it eliminates the impact of acquisitions, which affects the comparability of results from period-to-period.

A reconciliation of Organic Revenue and Organic Revenue Growth Rate to Total Revenue and Total Revenue Growth Rate, the most directly comparable GAAP measures, for each of the periods indicated is as follows (in thousands):

Revised Calculation Methodology Applied to Current Period				
	Years Ended December 31,			
	2025		**2024**	
Total Revenues	$	248,512	$	203,760
Acquisition adjustments[1]		(17,986)		(3,687)
Contingent income		(13,111)		(8,722)
Fee income		(12,992)		(10,562)
Other income		(1,441)		(1,318)
Policy fee income		4,392		3,538
Organic Revenue	$	207,374	$	183,009
Prior year Organic Revenue reported	$	179,471	$	154,627
Commission income at 12-month post acquisitions		3,687		2,098
Prior year policy fees		3,538		2,100
Other adjustments[2]		(904)		—
Organic Revenue denominator	$	185,792	$	158,825
Organic Revenue	$	207,374	$	183,009
Organic Revenue denominator		185,792		158,825
Organic Revenue Growth	$	21,582	$	24,184
Total Revenue Growth Rate[3]		22.0 %		18.4 %
Organic Revenue Growth Rate[4]		11.6 %		15.2 %

(1)   Represents revenues generated from the acquired businesses during the first 12 months following an acquisition.
(2)   Other adjustments reflect immaterial prior-period and comparability items consistent with management's non-GAAP presentation policy.
(3)   Represents the period-to-period change in total revenues divided by the total revenues in the prior period.
(4)   Represents Organic Revenue Growth divided by the Organic Revenue denominator.

Legacy Calculation Methodology Applied to Current Period

	Years Ended December 31,	
	2025	2024
Total Revenues	$ 248,512	$ 203,760
Acquisition adjustments [1]	(17,986)	(3,687)
Contingent income	(13,111)	(8,722)
Fee income	(12,992)	(10,562)
Other income	(1,441)	(1,318)
Organic Revenue	$ 202,982	$ 179,471
Prior year Organic Revenue reported	$ 179,471	$ 154,627
Commission income at 12-month post acquisitions	3,687	2,098
Other adjustments [2]	(904)	—
Organic Revenue denominator	$ 182,254	$ 156,725
Organic Revenue	$ 202,982	$ 179,471
Organic Revenue denominator	182,254	156,725
Organic Revenue Growth	$ 20,728	$ 22,746
Total Revenue Growth Rate [3]	22.0 %	18.4 %
Organic Revenue Growth Rate [4]	11.4 %	14.5 %

(1)   Represents revenues generated from the acquired businesses during the first 12 months following an acquisition.
(2)   Other adjustments reflect immaterial prior-period and comparability items consistent with management's non-GAAP presentation policy.
(3)   Represents the period-to-period change in total revenues divided by the total revenues in the prior period.
(4)   Represents Organic Revenue Growth divided by the Organic Revenue denominator.

Comparison of the Years Ended December 31, 2025 and 2024

Revenue growth rate, representing the year-over-year change in total revenues, was 22.0% for the year ended December 31, 2025 compared to the 18.4% Revenue growth rate for the year ended December 31, 2024. Revenue growth for the periods reflected the growth in our Books of Business and the mix of the new and renewal businesses. Revenue growth for the year ended December 31, 2025 compared to the same period in 2024 included the continued growth of commission and fee income during the period.

Organic Revenue Growth Rate was 11.6% for the year ended December 31, 2025 compared to 15.2% Organic Revenue Growth Rate for the year ended December 31, 2024. Organic Revenue Growth for both periods reflects ongoing, but normalizing, rate increases being implemented by carriers, the underlying growth of our business, healthy economic growth and an increase in commission income in our MGA offering. *See "Consolidated Results of Operations—Commission Income"* for additional discussions regarding the changes in our commission income.

Adjusted Net Income. Adjusted Net Income is a supplemental measure of our performance and is defined as Net Income (the most directly comparable GAAP measure) before amortization, non-recurring or non-operating income and expenses, including equity-based compensation, adjusted to assume a single class of stock (Class A) and assuming noncontrolling interests do not exist while excluding the impact of the sale of non-current assets. We believe Adjusted Net Income is a useful measure because it adjusts for the after-tax impact of significant one-time, non-recurring items and eliminates the impact of any transactions that do not directly affect what management considers to be our ongoing operating performance in the period. These adjustments generally eliminate the effects of certain items that may vary from company-to-company for reasons unrelated to overall operating performance.

Beginning in the year ended December 31, 2025, we updated our definition of Adjusted Net Income to exclude the impact of the sale of non-current assets. The impact of this change on our Adjusted Net Income for the year ended December 31, 2025, as well as on previously reported periods, was not material. As a result, prior-period amounts have not been recast. We believe this minor refinement to our definition provides improved alignment with how management evaluates operating performance and enhances the measure's usefulness for investors while maintaining comparability with prior periods.

We are subject to U.S. federal income taxes, in addition to state, and local taxes, with respect to our allocable share of any net taxable income of TWFG Holding. Adjusted Net Income pre-IPO did not reflect adjustments for income taxes since TWFG Holding is a limited liability company and is classified as a partnership for U.S. federal income tax purposes. Post-IPO, the calculation incorporates the impact of federal and state statutory tax rates on 100% of our adjusted pre-tax income as if the Company owned 100% of TWFG Holding.

Adjusted Net Income Margin. Adjusted Net Income Margin is Adjusted Net Income divided by total revenues. We believe that Adjusted Net Income Margin is a useful measurement of operating profitability for the same reasons we find Adjusted Net Income useful and in addition, it also provides a period-to-period comparison of our after-tax operating performance.

A reconciliation of Adjusted Net Income and Adjusted Net Income Margin to Net Income and Net Income Margin, the most directly comparable GAAP measures, for each of the periods indicated is as follows (in thousands):

	Years Ended December 31,	
	2025	**2024**
Total Revenues	$ 248,512	$ 203,760
Net Income	$ 41,166	$ 28,592
Income tax expense	3,279	1,495
Acquisition-related expenses	292	20
Equity-based compensation	4,578	2,219
Other non-recurring items [1]	10	(1,220)
Gain on sale of non-current assets, net[2]	(1,119)	—
Amortization expense	17,812	11,721
Adjusted income before income taxes	66,018	42,827
Adjusted income tax expense [3]	(15,118)	(9,802)
Adjusted Net Income	$ 50,900	$ 33,025
Net Income Margin	16.6 %	14.0 %
Adjusted Net Income Margin	20.5 %	16.2 %

(1)   For the year ended December 31, 2024, nine of our Branches converted to Corporate Branches. Upon conversion, agents of the newly converted Corporate Branches became employees and received salaries, employee benefits, and bonuses for services rendered instead of commissions. As a result, we released a portion of the unpaid commissions related to the converted branches that we no longer are required to settle.

(2)   During the second quarter of 2025, a gain related to the sale of non-current assets was not excluded from Adjusted Net Income consistent with the Company's stated definition. The presentation has been corrected in the fourth quarter and full-year 2025 results to conform to the Company's definition of Adjusted Net Income. This correction impacts only non-GAAP measures and had no effect on previously reported GAAP results.

(3)   Post-IPO, we are subject to U.S. federal income taxes, in addition to state, local, and foreign taxes, with respect to our allocable share of any net taxable income of TWFG Holding. For the year ended December 31, 2025, the calculation of adjusted income tax expense is based on a federal statutory rate of 21% and a blended state income tax rate of 1.89% on 100% of our adjusted income before income taxes as if we owned 100% of TWFG Holding.

Adjusted Diluted Earnings Per Share. Adjusted Diluted Earnings Per Share is Adjusted Net Income divided by diluted shares outstanding after adjusting for the effect of (i) the exchange of 100% of the outstanding Class B Common Stock and Class C Common Stock (together with the related LLC Units) into shares of Class A Common Stock and (ii) the vesting of 100% of the unvested equity awards and exchange into shares of Class A Common Stock. This measure does not deduct earnings related to the noncontrolling interests in TWFG Holding for the period of time prior to July 19, 2024 when we did not own 100% of the business. The most directly comparable GAAP financial metric is diluted earnings per share. We believe Adjusted Diluted Earnings Per Share may be useful to an investor in evaluating our operating performance and efficiency because this measure is widely used by investors to measure a company's operating performance without regard to items excluded from the calculation of such measure, which can vary substantially from company-to-company depending upon acquisition activity and capital structure. This measure also eliminates the impact of expenses that do not relate to core business performance, among other factors.

A reconciliation of Adjusted Diluted Earnings Per Share to diluted earnings per share, the most directly comparable GAAP measure, for the year ended December 31, 2025 indicated is as follows:

	Years Ended December 31,	
	2025	**2024**
Earnings per share of common stock – diluted	$ 0.53	$ 0.19
Plus: Impact of all LLC Units exchanged for Class A Common Stock[1]	0.20	0.32
Plus: Adjustments to Adjusted net income[2]	0.17	0.08
Adjusted Diluted Earnings Per Share	$ 0.90	$ 0.59
Weighted average common stock outstanding – diluted	15,100,190	14,982,409
Plus: Impact of all LLC Units exchanged for Class A Common Stock[1]	41,171,461	41,171,461
Adjusted Diluted Earnings Per Share diluted share count	**56,271,651**	**56,153,870**

(1)   For comparability purposes, this calculation incorporates the net income that would be distributable if all shares of Class B Common Stock and Class C Common Stock, together with the related LLC Units, were exchanged for shares of Class A Common Stock. For the year ended December 31, 2025, this includes $33.2 million of net income on 56,271,651 weighted-average shares of common stock outstanding - diluted, for the year ended December 31, 2025. For the year ended December 31, 2025, 41,171,461 weighted average outstanding Class B Common Stock and Class C Common Stock were considered anti-dilutive and included in the 56,271,651 weighted-average shares of common stock outstanding - diluted within diluted earnings per share calculation. *See Note 15, "Earnings Per Share" to our consolidated financial statements included elsewhere in this Annual Report for more information about the earnings per share.*

(2)   Adjustments to Adjusted Net Income are described in the footnotes of the reconciliation of Adjusted Net Income to Net Income in "Adjusted Net Income and Adjusted Net Income Margin", which represent the difference between Net Income of $41.2 million and Adjusted Net Income of $50.9 million for the year ended December 31, 2025. For the year ended December 31, 2025, Adjusted Diluted Earnings Per Share include adjustments of $9.7 million to Adjusted Net Income on 56,271,651 weighted-average shares of common stock outstanding - diluted.

Adjusted EBITDA. Adjusted EBITDA is a supplemental measure of our performance and is defined as EBITDA adjusted to reflect items such as equity-based compensation, interest income, other non-operating and certain nonrecurring items, while excluding the impact of the sale of non-current assets. EBITDA is defined as net income (the most directly comparable GAAP measure) before interest, income taxes, depreciation and amortization. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it adjusts for significant one-time, non-recurring items and eliminates the ongoing accounting effects of certain capital spending and acquisitions, such as depreciation and amortization, that do not directly affect what management considers to be our ongoing operating performance in the period. These adjustments eliminate the effects of certain items that may vary from company to company for reasons unrelated to overall operating performance. Our measure of Adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

Beginning in the year ended December 31, 2025, we updated our definition of Adjusted EBITDA to exclude the impact of the sale of non-current assets. The impact of this change on our Adjusted EBITDA for the year ended December 31, 2025, as well as on previously reported periods, was not material. As a result, prior-period amounts have not been recast. We believe this minor refinement to our definition provides improved alignment with how management evaluates operating performance and enhances the measure's usefulness for investors while maintaining comparability with prior periods.

Adjusted EBITDA Margin. Adjusted EBITDA Margin is Adjusted EBITDA divided by total revenues. We believe that Adjusted EBITDA Margin is a useful measurement of operating profitability for the same reasons we find Adjusted EBITDA useful and also because it provides a period-to-period comparison of our operating performance.

A reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to Net income and Net income margin, the most directly comparable GAAP measures, for each of the periods indicated is as follows (in thousands):

	Years Ended December 31,	
	2025	2024
Total Revenues	$ 248,512	$ 203,760
Net income	$ 41,166	$ 28,592
Interest expense	287	2,223
Interest income[1]	(6,607)	(4,376)
Depreciation and amortization	18,353	12,020
Income tax expense	3,279	1,495
EBITDA	56,478	39,954
Acquisition-related expenses	292	20
Equity-based compensation	4,578	2,219
Interest income[1]	6,607	4,376
Gain on sale of non-current assets, net[2]	(1,119)	—
Other non-recurring items[3]	10	(1,220)
Adjusted EBITDA	$ 66,846	$ 45,349
Net Income Margin	16.6 %	14.0 %
Adjusted EBITDA Margin	26.9 %	22.3 %

(1)   Interest income reflects interest and other earnings on cash balances held by the Company. This income is included in Adjusted EBITDA as we view our total interest and investment income as an integral part of our business model and earnings stream until deployed.

(2)   During the second quarter of 2025, a gain related to the sale of non-current assets was not excluded from Adjusted EBITDA consistent with the Company's stated definition. The presentation has been corrected in the fourth quarter and full-year 2025 results to conform to the Company's definition of Adjusted EBITDA. This correction impacts only non-GAAP measures and had no effect on previously reported GAAP results.

(3)   Represents one-time adjustments of office relocation cost and the branch conversions impacts. The branch conversions adjustment is reducing commission expense. In January 2024, nine of our Branches converted to Corporate Branches. Upon conversion, agents of the newly converted Corporate Branches became employees and received salaries, employee benefits, and bonuses for services rendered instead of commissions. As a result, we released a portion of the unpaid commissions related to the converted branches that we no longer are required to settle.

Adjusted Free Cash Flow. Adjusted Free Cash Flow is a supplemental measure of our performance. We define Adjusted Free Cash Flow as cash flow from operating activities (the most directly comparable GAAP measure) less cash payments for tax distributions, purchases of property, plant, and equipment and acquisition-related costs. We believe Adjusted Free Cash Flow is a useful measure of operating performance because it represents the cash flow from the business that is within our discretion to direct to activities including investments, debt repayment, and returning capital to stockholders.

A reconciliation of Adjusted Free Cash Flow to Cash flow from Operating Activities, the most directly comparable GAAP measures, for each of the periods indicated is as follows (in thousands):

	Years Ended December 31,	
	2025	2024
Cash Flow from Operating Activities	$ 53,501	$ 40,479
Purchase of property and equipment	(356)	(3,201)
Tax distribution to members[1]	(11,350)	(9,106)
Acquisition-related expenses	292	20
Adjusted Free Cash Flow	$ 42,087	$ 28,192

(1)   Tax distributions to members represents the amount distributed to the members of TWFG Holding in respect of their income tax liability related to the net income of TWFG Holding allocated to its members.

Organic Revenue, Organic Revenue Growth, Adjusted Net Income, Adjusted Net Income Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Free Cash Flow and Adjusted Diluted Earnings Per Share are not measures of financial performance under GAAP and should not be considered substitutes for GAAP measures, including revenues (for Organic Revenue and Organic Revenue Growth), net income (for Adjusted Net Income, Adjusted Net Income Margin, Adjusted EBITDA and Adjusted EBITDA Margin), cash flow from operating activities (for Adjusted Free Cash Flow) and diluted earnings per share (for Adjusted Diluted Earnings Per Share), which we consider to be the most directly comparable GAAP measures. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, you should not consider these non-GAAP financial measures in isolation or as substitutes for revenues, net income, operating cash flow or other consolidated financial statement data prepared in accordance with GAAP. Other companies may calculate any or all of these non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

Liquidity and capital resources

Historical liquidity context

Our liquidity position and capital resources have evolved over time primarily as a result of organic growth, acquisitions, and financing activities, including the completion of IPO and related reorganization transactions in 2024. Historical cash flows and financing activities provide context for period-to-period changes in our liquidity; however, management's assessment of liquidity and capital resources is focused on our current financial position, expected cash flows from operations, and anticipated capital requirements. Accordingly, the discussion below emphasizes our liquidity and capital resources as of December 31, 2025 and our ability to meet our obligations and fund our operations for the foreseeable future.

As of December 31, 2025, the Company had $155.9 million in cash and cash equivalents and $12.0 million in restricted cash, compared to $195.8 million and $9.6 million, respectively, as of December 31, 2024. The decrease in cash and cash equivalents for the year ended December 31, 2025 was primarily attributable to $61.9 million of cash paid for acquisitions, $15.9 million in member distributions, $10.0 million in other investments, and $3.1 million in tax withholding on equity vesting, partially offset by positive cash flows from operations of $53.5 million.

The Company maintains access to the $50.0 million Revolving Facility, of which zero was outstanding at December 31, 2025, all of which remained available for future borrowings as of December 31, 2025. We were in compliance with all financial covenants under our debt agreements as of the end of the reporting period. Management believes existing liquidity sources, together with cash generated from operations, will be sufficient to meet working capital, capital expenditure, and acquisition-related needs for at least the next 12 months.

On February 23, 2026, our Board approved a share repurchase program that authorizes the Company to repurchase up to $50 million of its outstanding Class A common stock. Share repurchases may be made from time to time on the open market, in privately negotiated transactions, using Rule 10b5-1 trading plans, or in any other manner that complies with the applicable securities law. The timing of purchases and number of shares repurchased under the program will depend upon a variety of factors including the Company's stock price, trading volume, working capital or other liquidity requirements, and market conditions. The Company is not obligated to purchase any shares under the program and the program may be suspended or discontinued at any time without notice.

Credit agreements

On June 5, 2017, TWFG Holding, as borrower, entered into a credit agreement (as subsequently amended, the "Term Loan Credit Agreement") with PNC Bank, National Association, as lender. On July 30, 2019, TWFG Holding entered into a third amendment to the Term Loan Credit Agreement pursuant to which it borrowed $4.0 million pursuant to a Term Loan B and used these proceeds for permitted acquisitions. On December 4, 2020, TWFG Holding entered into a fifth amendment to the Term Loan Credit Agreement pursuant to which it borrowed an additional $13.0 million pursuant to a Term Loan C and used these proceeds for permitted acquisitions (such amount, together with the amount borrowed on July 30, 2019, the "Term Loans"). On May 23, 2023, TWFG Holding entered into a ninth amendment to the Term Loan Credit Agreement to, among other provisions, provide additional flexibility under the covenants contained therein. The Term Loan B was fully repaid by its maturity on July 30, 2024. The aggregate principal amounts of the Term Loan C as of December 31, 2025 is $4.0 million as follows (in thousands):

Year ending December 31, 2026	$	1,972
Year ending December 31, 2027		2,035
Total	$	4,007

The Revolving Credit Agreement (the "Revolving Credit Agreement") with PNC Bank National Association, dated as of May 23, 2023 and as amended on June 20, 2024, provides a revolving credit facility to the Company, with commitments in an aggregate principal amount not to exceed $50.0 million (as so amended, the "Revolving Facility," and together with the Term Loan Credit Agreement, the "Credit Agreements"). Borrowings constituting revolving loans under the Revolving Credit Agreement incur interest at the Term SOFR Rate (as defined therein) for the applicable interest period plus a margin based on the consolidated leverage ratio of the Company between 2% and 2.75%, and a 0.10% adjustment. The borrowings under the Revolving Facility may be used by the Company for permitted acquisitions, working capital and general corporate purposes. The Company pays a commitment fee on unutilized amounts under the Revolving Facility of 0.20% up to 0.35% based on the consolidated leverage ratio. As of December 31, 2025 and December 31, 2024, the Revolving Facility had an unutilized capacity of $50.0 million and $50.0 million, respectively.

Each of the Revolving Facility and the term loans requires the Company to maintain a consolidated leverage ratio of no greater than 2.00 to 1.00 (or, after the occurrence of certain acquisitions, 2.50 to 1.00). The Credit Agreements also contain covenants that, among other provisions and subject to certain exceptions, restrict our ability to pay dividends or other distributions, incur additional debt, engage in asset sales, mergers, acquisitions or similar transactions, create liens on assets, engage in transactions with affiliates, change our business or make investments. As of December 31, 2025 and December 31, 2024, the Company was in compliance with these covenants. The carrying amount of the Company's variable rate debt as of December 31, 2025 and December 31, 2024 approximates fair value due to the short-term reset of the interest rate based on SOFR and the absence of a credit spread.

Interest on the Term Loan C accrues at Daily Simple Secured Overnight Financing Rate ("SOFR") plus the Benchmark Replacement Adjustment of 0.11448%, 0.26161%, or 0.42826% for the one-month, three-month, or six-month borrowing periods, respectively. At our option, the revolving credit facility under the Revolving Facility accrues interest on amounts drawn at the Term SOFR Rate or Daily SOFR plus the SOFR Adjustment of 0.10% and Applicable Margin of 2.00% to 2.75%, each as defined in the Revolving Facility. The Term Loans and the Revolving Facility are collateralized by substantially all the Company's assets, which includes rights to future commissions.

Comparative cash flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated (in thousands):

	Years Ended December 31,		
	2025	2024	Variance
Net cash provided by operating activities from continuing operations	$ 53,501	$ 40,479	$ 13,022
Net cash (used in) investing activities from continuing operations	(70,378)	(25,055)	(45,323)
Net cash (used in) provided by financing activities from continuing operations	(20,546)	143,431	(163,977)
Net change in cash, cash equivalents and restricted cash from continuing operations	(37,423)	158,855	(196,278)
Cash, cash equivalents and restricted cash from continuing operations, beginning of period	205,323	46,468	158,855
Cash, cash equivalents and restricted cash from continuing operations, end of period	$ 167,900	$ 205,323	$ (37,423)
Cash paid during the period for interest	$ 194	$ 2,298	$ (2,104)
Cash paid during the period for taxes	$ 3,268	$ —	$ 3,268

Comparison of the Years Ended December 31, 2025 and 2024

Operating activities

Operating activities from continuing operations provided $53.5 million and $40.5 million of cash for the years ended December 31, 2025 and 2024, respectively. The increase in net cash provided by operating activities was driven by a $12.6 million increase in net income, $7.4 million outflow from the change in working capital between periods, which was primarily attributable to timing of receivables and payables, and $7.9 million in net change of non-cash adjustments in the period which include amortization, stock-based compensation, gain on sale of intangibles and non-cash lease expense. *See "—Consolidated Results of Operations" for additional information regarding the results of our operations.*

Investing activities

Investing activities from continuing operations used $70.4 million and $25.1 million of cash for the years ended December 31, 2025 and 2024, respectively. Our net investing outflows increased primarily due to the higher level of intangible asset acquisitions in 2025 of $61.9 million compared to $21.9 million in 2024, partially offset by $1.8 million inflow from proceeds on the sale of intangible assets and other net decrease in investing outflows of $2.9 million. In addition, the Company made a $10.0 million other investment held by a third-party to facilitate premium financing arrangements during the period ended December 31, 2025. *See Note 4, "Intangible Assets and Acquisitions" to our consolidated financial statements included elsewhere in this Annual Report for additional information regarding our asset acquisitions.*

Financing activities

Financing activities from continuing operations used $20.5 million and provided $143.4 million of cash for the years ended December 31, 2025 and 2024, respectively. The change in our net financing outflows was primarily due to the absence of the $193.6 million net IPO proceeds received in the prior year, $41.5 million decrease in repayment of borrowings, $6.6 million increase in distributions to members, $3.1 million payment related to tax withholding on vesting of equity awards, and $2.1 million net decrease in carrier liabilities during the year ended December 31, 2025.

Future sources and uses of liquidity

Our sources of liquidity include (1) cash on hand, (2) net working capital, (3) cash flows from operations and (4) borrowings on our Credit Agreements. We expect that our primary liquidity needs will comprise of cash needed to (1) provide capital to facilitate the organic growth of our business, (2) pay operating expenses, including cash compensation to our independent agents and our employees, (3) potential future payments under the Tax Receivable Agreement, if exchanges of LLC Units occur (no such payments were required during 2025), (4) fund acquisitions, (5) pay interest and principal due on borrowings under our Credit Agreements, (6) pay income taxes and (7) make potential future payments of dividends, if and when declared by our board of directors. We expect to have sufficient financial resources to meet our business requirements over the next 12 months and for the long-term, including the ability to service our debt and contractual obligations, finance capital expenditures and make distributions, including tax distributions. Although cash from operations is expected to be sufficient to service these activities, we have the ability to borrow under our Credit Agreements to accommodate any timing differences in cash flows. Additionally, we may in the future access the capital markets to obtain equity or debt financing, if needed, including to pursue acquisition opportunities.

We have certain obligations related to debt maturities and operating leases. As of December 31, 2025, we had $1.3 million of non-cancelable operating lease obligations for the next 12 months. For the periods following the next 12 months, we have an additional $2.9 million of non-cancellable operating lease obligations. *See Note 5, "Operating Leases," to our consolidated financial statements included elsewhere in this Annual Report for additional information.* In addition, as of December 31, 2025, we had $3.5 million of debt maturities for the next 12 months comprised of $2.0 million of the remaining balance under the Term Loan C, and $0.6 million in acquisition-related notes, and $0.9 million of acquisition-related payables. For the periods following the next 12 months, we have an additional $8.7 million of debt maturities representing $2.0 million under the Term Loan C, $0.5 million in acquisition-related notes, and $6.1 million of acquisition-related payables. As of December 31, 2025, there was no outstanding balances under our Revolving Facility. In the future, any outstanding balances under our Revolving Facility, if any, will become due and payable during 2028. Annual interest rates on the acquisition-related notes are 3.75%, 4.69% and 5.00%, and our effective interest rates on the Term Loan C for the year ended December 31, 2025 was 4.185%. As of December 31, 2025, we have an interest rate swap agreement associated with the Term Loan C, which converted the floating interest rates on these loans to fixed interest rates. *See Note 6*

"Derivatives" and Note 8, "Debt and Deferred Acquisition Payables" to our consolidated financial statements included elsewhere in this Annual Report for additional information.

Tax receivable agreement

As a result of our ownership of LLC Units in TWFG Holding, we are subject to U.S. federal, state and local income taxes with respect to our attributable share of any taxable income of TWFG Holding and are taxed at the prevailing U.S. federal income tax rates applicable to corporations. In addition to tax expenses, we also incur expenses related to our operations and we may be required to make payments under the Tax Receivable Agreement in the future, if and when exchanges of LLC Units occur. As of December 31, 2025, no exchanges had occurred, and no amounts were payable under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of LLC Unit exchanges and the resulting amounts we are likely to pay out to holders of LLC Units pursuant to the Tax Receivable Agreement; however, we estimate that such tax benefits and the related Tax Receivable Agreement payments may be substantial.

We expect that, as a result of the increases in the tax basis of the tangible and intangible assets of TWFG Holding attributable to taxable redemptions, exchanges or purchases of LLC Units from the other holders of LLC Units, the payments that we may make to the other holders of LLC Units could be substantial. The actual increases in tax basis with respect to future taxable redemptions, exchanges or purchases of LLC Units, as well as the amount and timing of any payments we are required to make under the Tax Receivable Agreement in respect of future taxable redemptions, exchanges or purchases of LLC Units, will vary depending on a number of factors, including the market value of our Class A Common Stock at the time of purchase, redemption or exchange, the prevailing U.S. federal income tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), the amount and timing of the taxable income that we generate in the future and the extent to which future redemptions, exchanges or purchases of LLC Units are taxable transactions.

Payments under the Tax Receivable Agreement are not conditioned on continued ownership of us by the other holders of LLC Units. There may be a material negative effect on our liquidity if, as described below, the payments under the Tax Receivable Agreement exceed the actual benefits we receive in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to us by TWFG Holding are not sufficient to permit us to make payments under the Tax Receivable Agreement.

The Tax Receivable Agreement Acceleration Event provisions in the Tax Receivable Agreement may result in situations where the other holders of LLC Units have interests that differ from or are in addition to those of our other stockholders. Our obligations under the Tax Receivable Agreement will also apply with respect to any person who becomes a party to the Tax Receivable Agreement.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement depends on the ability of TWFG Holding to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Off-balance sheet arrangements

We do not invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk support, or engage in any activities that expose us to any liability that is not reflected in our consolidated financial statements.

Critical accounting estimates

We prepare our consolidated financial statements in accordance with GAAP. In applying many of these accounting principles, we need to make assumptions, estimates or judgments that affect the reported amounts of assets, liabilities, revenues and expenses in our consolidated financial statements. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates or judgments; however, are both subjective and subject to change, and actual results may differ from our assumptions and estimates. If actual amounts are ultimately different from our estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. We believe our significant accounting policies could potentially produce materially different results if we were to change underlying assumptions, estimates or judgments. The accounting policies that we believe reflect our more significant estimates, judgments and assumptions that are most critical to understanding and evaluating our reported financial results are: revenue recognition, intangible assets impairment, income taxes and contingent consideration. *See Note 2, "Summary of Significant Accounting Policies," to our consolidated financial statements included elsewhere in this Annual Report for a summary of our significant accounting policies.*

The critical accounting estimates relating to our significant accounting policies are as follows:

Revenue recognition

Commission income

Commission income represents the largest component of the Company's revenue and is generated from commissions earned on the placement and servicing of insurance policies between insurance carriers and policyholders. The accounting for commission income requires management to make estimates and assumptions that involve judgment and uncertainty and that could materially affect the timing and amount of revenue recognized.

We consider commission income to be a critical accounting policy because determining the amount and timing of revenue recognition requires management to apply judgment in estimating amounts expected to be realized and in assessing the nature and timing of performance obligations. While management believes the estimates and assumptions used are reasonable, actual results may differ from those estimates.

For the majority of the Company's commission arrangements, revenue is recognized at a point in time, generally at the binding or effective date of the insurance policy, when the Company has substantially completed its placement services. In certain arrangements, including policies assumed through take-out programs where the Company did not originate the policy, revenue is recognized over time as ongoing servicing obligations are performed over the remaining policy term.

The critical estimates and assumptions involved in recognizing commission income include:

- Estimated policy cancellations and endorsements, which impact the amount of commission ultimately earned and may result in adjustments to previously recognized revenue;

- Expected collectability, which is based on historical experience with insurance carrier partners and current market conditions;

- Estimation of variable consideration, including contingent commissions, as described below, which depend on future retention, loss experience, or premium volume and are recognized only to the extent that a significant reversal of revenue is not probable; and

- Determination of the servicing period for certain assumed policies, up to 12 months, which affects the timing of revenue recognition for commissions recognized over time.

Management develops these estimates using historical data by product type and tenure, adjusted for known trends or events that may affect future outcomes. Changes in these assumptions, particularly changes in cancellation patterns or servicing assumptions for assumed policies, could materially impact revenue recognized in future periods.

Because these estimates affect both the timing and amount of revenue recognized, changes in assumptions or differences between estimated and actual outcomes may affect comparability between reporting periods. In particular, changes in cancellation experience or the mix of commission arrangements recognized at a point in time versus over time may cause fluctuations in reported revenue that are not necessarily indicative of changes in underlying business activity or operating performance.

The recognition of commission income requires management to exercise judgment in determining whether the Company's performance obligations are satisfied at a point in time or over time. For most policies placed by the Company, the performance obligation is satisfied at the time the policy is bound, as the Company's primary obligation is the placement of coverage between the insurance carrier and the insured. For certain policies, including assumed or take-out policies where the Company did not originate the policy, the Company performs ongoing servicing activities that represent a performance obligation satisfied over time, and the related commission income is recognized over the remaining policy term.

Contingent income

The timing of revenue recognition and constraints applied to contingent commissions are based on estimates and assumptions. Contingent income is paid when we meet or exceed certain premium volumes and/or fall below specific loss ratio quotas predetermined by insurance carriers. Because of the uncertainty regarding estimated loss ratio and premium volume, we estimate the contingent income based on specific factors such as historical trends, written premium estimates, and loss ratios, which are used to accrue the contingent income during the year. The uncertainty regarding the estimated contingent income is primarily in the profitability of the insurance policies placed, as determined by the loss ratios maintained by the insurance carriers. The uncertainty is resolved upon receiving notification from the insurance carrier regarding actual profitability results. We evaluate the assumptions used to estimate contingent income and adjust those assumptions accordingly as experience changes.

Intangible assets impairment

Intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. If indicators of impairment exist, we assess the recoverability of our intangible assets by reviewing the estimated future undiscounted cash flows generated by the corresponding asset or asset group. If based on the assessment, we determined that the intangible assets are impaired, such assets are written down to their fair values with the related impairment losses recognized in the result of operations.

We are required to apply judgment when determining if indicators of impairment exist. Any of the following factors, if present, may trigger an impairment review: (i) a significant underperformance relative to historical or projected future operations, (ii) significant negative or economic trends, and (iii) a significant decline in the market capitalization of the Company. If it is determined that the recoverability of the intangible asset is unlikely due to the existence of one of the triggering events noted above, an impairment analysis is performed. We must make assumptions regarding the estimated cash flows and other factors to determine the fair value of the identified asset. If these estimates or related assumptions change in the future, we may be required to record an impairment charge.

Income Taxes

Deferred tax assets are recognized to the extent that it is determined that these assets are more likely than not to be realized. In making this determination, the Company considers all available favorable and unfavorable evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations.

Based on our evaluation of this evidence, we have recorded a valuation allowance against our deferred tax assets. Estimating future taxable income is inherently uncertain and requires significant judgment. In projecting future taxable income, we consider our historical results, growth strategies, future market trends and incorporate certain other assumptions.

Changes in our estimates of future taxable income, changes in tax laws or rates, or other relevant factors could result in adjustments to our valuation allowance in future periods. Any such adjustments could have a material impact on our results of operations. Other than those potential impacts, we do not believe there is a reasonable likelihood there will be a material change in the tax related balances or valuation allowances. However, due to the complexity of some of these uncertainties, the ultimate resolution may significantly differ from our estimate.

Contingent Consideration

Certain acquisitions of select Books of Business that do or do not constitute a complete business enterprise include contingent consideration arrangements, which are based on the acquired Book of Business achieving thresholds related to future revenues or earnings before interest, tax, depreciation, and amortization. Contingent consideration arrangements can reduce the risk of overpaying for acquisitions if certain results are not achieved. The Company accounts for contingent consideration relating to acquisitions as a Deferred Acquisition Payable and a corresponding asset adjustment at the date of acquisition. Once recognized, the contingent consideration is not derecognized until the contingency is resolved and the consideration is issued or becomes issuable. The Deferred Acquisition Payable is continually remeasured at each balance sheet date by recording changes in the fair value as an offsetting adjustment to the acquired asset in the Consolidated Balance Sheets. The ultimate settlement of the contingent consideration may be for amounts that are materially different from the amounts initially recorded and may cause volatility in the Company's results of operations. The fair value of contingent consideration becomes more certain as the acquired Books of Business approach their respective settlement date.

Recent accounting pronouncements

For a description of our recently adopted accounting pronouncements and recently issued accounting standards not yet adopted, *see Note 2, "Summary of Significant Accounting Policies," to our consolidated financial statements included elsewhere in this Annual Report.*

Emerging growth company

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we may remain an emerging growth company for up to five years following the IPO. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued after the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as premium amounts, interest rates, and equity prices. We are exposed to market risk through our Book of Business, investments and borrowings under our Credit Agreements. We use derivative instruments to mitigate our risk related to the effect of rising interest rates on our cash flows. However, we do not use derivative instruments for trading or speculative purposes.

Insurance premium pricing within the P&C insurance industry has historically been cyclical, based on the underwriting capacity of the insurance industry and economic conditions. External events, such as terrorist attacks, man-made and natural disasters, can also have significant impacts on the insurance market. We use the terms "soft market" and "hard market" to describe the business cycles experienced by the industry. A soft market is an insurance market characterized by a period of declining premium rates, which can negatively affect commissions earned by insurance agents. A hard market is an insurance market characterized by a period of rising premium rates, which, absent other changes, can positively affect commissions earned by insurance agents.

Our investments are held primarily as cash and cash equivalents. These investments are subject to interest rate risk. The fair values of cash and cash equivalents as of December 31, 2025 and 2024 approximated their respective carrying values due to their short-term duration and therefore, such market risk is not considered to be material. We do not actively invest or trade in equity securities.

As of December 31, 2025, we had $155.9 million in cash and cash equivalents which earned interest income of $7.4 million. The impact of a hypothetical 100 basis point change in interest rates would have reduced/increased interest income by $0.7 million in the Consolidated Statements of Income.

As of December 31, 2025, we had approximately $4.0 million of borrowings outstanding under our Term Loan Credit Agreement. We repaid the outstanding balances of our Term Loan B and Revolving Facility in full as of December 31, 2025. As of December 31, 2024, we had approximately $5.9 million of borrowings outstanding under our Term Loan Credit Agreement. These borrowings accrue interest tied to SOFR and therefore interest expense under these borrowings is subject to change. The effect of an immediate hypothetical 10% change in interest rates would not have a material effect on our consolidated financial statements.

Item 8. Financial Statements and Supplementary Data

Index to TWFG, Inc. Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of TWFG, Inc.

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheets of TWFG, Inc. and subsidiaries (the "Company") as of December 31, 2025, and 2024, the related Consolidated Statements of Income, Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Stockholders'/Members' Equity and Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Deloitte & Touche LLP

Houston, Texas
March 9, 2026

We have served as the Company's auditor since 2018.

TWFG, Inc.
Consolidated Statements of Income
(Amounts in thousands, except share and per share data)

		Years Ended December 31,				
			2025		2024	2023
Revenues						
Commission income (related party: 2025- $13,986, 2024- $9,609 and 2023- $4,203)	$		220,968	$ 183,158	$	158,679
Contingent income			13,111		8,722	4,085
Fee income (related party: 2025- $3,397, 2024- $2,704 and 2023- $1,593)			12,992		10,562	8,311
Other income			1,441		1,318	968
Total revenues			248,512		203,760	172,043
Expenses						
Commission expense			133,518		118,086	116,847
Salaries and employee benefits			37,636		29,064	13,970
Other administrative expenses (related party: 2025- $3,122, 2024- $1,478 and 2023- $415)			22,020		16,665	10,973
Depreciation and amortization			18,353		12,020	4,862
Total operating expenses			211,527		175,835	146,652
Operating income			36,985		27,925	25,391
Interest expense			(287)		(2,223)	(1,003)
Interest income			6,607		4,376	891
Other non-operating income (expense), net			1,140		9	(17)
Income before tax			44,445		30,087	25,262
Income tax expense			3,279		1,495	—
Net income from continuing operations			41,166		28,592	25,262
Net income from discontinued operation, net of tax			—		—	834
Net income			41,166		28,592	26,096
Less: net income attributable to noncontrolling interests			33,203		25,847	26,096
Net income attributable to TWFG, Inc.	$		7,963	$ 2,745	$	—
Weighted average shares of common stock outstanding (see Note 15):						
Basic			14,914,346		14,772,115	
Diluted			15,100,190		14,982,409	
Earnings per share (see Note 15):						
Basic	$		0.53	$	0.19	
Diluted	$		0.53	$	0.19	

See Notes to the Consolidated Financial Statements

73

TWFG, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(Amounts in thousands)

	Years Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 41,166	$ 28,592	$ 26,096
Other comprehensive loss, net of tax:			
Unrealized gain on investments of discontinued operation (net of tax expense 2025- $0, 2024- $0 and 2023- $44)	—	—	165
Unrealized (loss) gain on derivative instruments	(15)	214	109
Reclassification of realized losses on derivative instruments included in net income	(181)	(321)	(409)
Total other comprehensive income, net of tax	(196)	(107)	(135)
Comprehensive income	40,970	28,485	25,961
Less: comprehensive income attributable to noncontrolling interests	33,060	25,690	25,961
Comprehensive income attributable to TWFG, Inc.	$ 7,910	$ 2,795	$ —

See Notes to the Consolidated Financial Statements

TWFG, Inc.
Consolidated Balance Sheets
(Amounts in thousands, except share/unit data)

	December 31,	
	2025	2024
Assets		
Current assets		
Cash and cash equivalents	$ 155,926	$ 195,772
Restricted cash	11,974	9,551
Commissions receivable, net	37,322	27,067
Accounts receivable	7,469	7,839
Other current assets, net	12,827	1,619
Total current assets	225,518	241,848
Non-current assets		
Intangible assets, net	138,632	72,978
Property and equipment, net	3,307	3,499
Lease right-of-use assets, net	4,189	4,493
Other non-current assets	689	610
Total assets	$ 372,335	$ 323,428
Liabilities, Redeemable Noncontrolling Interest and Equity		
Current liabilities		
Commissions payable	$ 15,168	$ 13,848
Carrier liabilities	13,811	12,392
Operating lease liabilities	1,320	1,013
Short-term bank debt	1,972	1,912
Deferred acquisition payables	1,505	601
Other current liabilities	10,308	9,851
Total current liabilities	44,084	39,617
Non-current liabilities		
Operating lease liabilities	2,897	3,372
Long-term bank debt	2,035	4,007
Deferred acquisition payables	6,669	1,122
Other non-current liabilities	—	24
Total liabilities	55,685	48,142
Commitment and contingencies (see Note 17)		
Redeemable noncontrolling interest	17,901	—
Stockholders' Equity		
Class A common stock ($0.01 par value per share - 300,000,000 authorized 15,028,681 and 14,811,874 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively)	150	148
Class B common stock ($0.00001 par value per share - 100,000,000 authorized 7,277,651 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively)	—	—
Class C common stock ($0.00001 par value per share -100,000,000 authorized 33,893,810 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively)	—	—
Additional paid-in capital	59,951	58,365
Retained earnings	23,251	15,288
Accumulated other comprehensive income	30	83
Total stockholders' equity attributable to TWFG, Inc.	83,382	73,884
Noncontrolling interests	215,367	201,402
Total stockholders' equity	298,749	275,286
Total liabilities, redeemable noncontrolling interest, and equity	$ 372,335	$ 323,428

See Notes to the Consolidated Financial Statements

TWFG, Inc.
Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Stockholders'/Members' Equity

(Amounts in thousands, except share/unit data)

	Class A Common Stock		Class B Voting Stock		Class C Voting Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity Attributable to TWFG, Inc./ Members' Equity	Noncontrolling Interests	Total Stockholders' Equity	Redeemable Noncontrolling Interest
	Shares	Amount	Shares	Amount	Shares	Amount							
Balance at December 31, 2024	14,811,874	$ 148	7,277,651	$ —	33,893,810	$ —	$ 58,365	$ 15,288	$ 83	$ 73,884	$ 201,402	$ 275,286	$ —
Net income	—	—	—	—	—	—	—	1,338	—	1,338	5,515	6,853	—
Cash distributions to members	—	—	—	—	—	—	—	—	—	—	(2,024)	(2,024)	—
Other comprehensive loss	—	—	—	—	—	—	—	—	(18)	(18)	(50)	(68)	—
Stock-based compensation	—	—	—	—	—	—	1,204	—	—	1,204	—	1,204	—
Vesting of restricted stock units	134,018	1	—	—	—	—	—	—	—	1	—	1	—
Tax withholding on vesting of equity awards	(41,809)	—	—	—	—	—	(1,195)	—	—	(1,195)	—	(1,195)	—
Balance at March 31, 2025	14,904,083	$ 149	7,277,651	$ —	33,893,810	$ —	$ 58,374	$ 16,626	$ 65	$ 75,214	$ 204,843	$ 280,057	$ —
Net income	—	—	—	—	—	—	—	1,957	—	1,957	6,970	8,927	73
Cash distributions to members	—	—	—	—	—	—	—	—	—	—	(11,239)	(11,239)	—
Other comprehensive loss	—	—	—	—	—	—	—	—	(13)	(13)	(37)	(50)	—
Acquisition of TWFG MGA FL, LLC	—	—	—	—	—	—	—	—	—	—	—	—	9,688
Stock-based compensation	—	—	—	—	—	—	1,515	—	—	1,515	—	1,515	—
Vesting of restricted stock units	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance at June 30, 2025	14,904,083	$ 149	7,277,651	$ —	33,893,810	$ —	$ 59,889	$ 18,583	$ 52	$ 78,673	$ 200,537	$ 279,210	$ 9,761
Net income	—	—	—	—	—	—	—	1,722	—	1,722	7,033	8,755	865
Cash distributions to members	—	—	—	—	—	—	—	—	—	—	(2,587)	(2,587)	—
Other comprehensive loss	—	—	—	—	—	—	—	—	(12)	(12)	(29)	(41)	—
Acquisition of TWFG MGA FL, LLC	—	—	—	—	—	—	—	—	—	—	—	—	801
Stock-based compensation	—	—	—	—	—	—	987	—	—	987	—	987	—
Vesting of restricted stock units	151,174	1	—	—	—	—	—	—	—	1	—	1	—
Tax withholding on vesting of equity awards	(49,831)	—	—	—	—	—	(1,562)	—	—	(1,562)	—	(1,562)	—
Shelf registration costs	—	—	—	—	—	—	(445)	—	—	(445)	—	(445)	—
Balance at September 30, 2025	15,005,426	$ 150	7,277,651	$ —	33,893,810	$ —	$ 58,869	$ 20,305	$ 40	$ 79,364	$ 204,954	$ 284,318	$ 11,427
Net income	—	—	—	—	—	—	—	2,946	—	2,946	10,452	13,398	2,295
Cash distributions to members	—	—	—	—	—	—	—	—	—	—	(12)	(12)	—
Other comprehensive loss	—	—	—	—	—	—	—	—	(10)	(10)	(27)	(37)	—
Acquisition of TWFG MGA FL, LLC	—	—	—	—	—	—	—	—	—	—	—	—	4,179
Stock-based compensation	—	—	—	—	—	—	872	—	—	872	—	872	—
Vesting of restricted stock units	—	—	—	—	—	—	—	—	—	—	—	—	—
Tax withholding on vesting of equity awards	—	—	—	—	—	—	(389)	—	—	(389)	—	(389)	—
Equity issuance per acquisitions	23,255	—	—	—	—	—	599	—	—	599	—	599	—
Balance at December 31, 2025	15,028,681	$ 150	7,277,651	$ —	33,893,810	$ —	$ 59,951	$ 23,251	$ 30	$ 83,382	$ 215,367	$ 298,749	$ 17,901

See Notes to the Consolidated Financial Statements

TWFG, Inc.
Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Stockholders'/Members' Equity

(Amounts in thousands, except share/unit data)

	Members' Equity		Class A Common Stock		Class B Voting Stock		Class C Voting Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity Attributable to TWFG, Inc./ Members' Equity	Noncontrolling Interests	Total Stockholders' Equity
	Units	Amount	Shares	Amount	Shares	Amount	Shares	Amount						
Balance at December 31, 2023	631,750	$ 632	—	$ —	—	$ —	—	$ —	$ 25,114	$ 4,805	$ 500	$ 31,051	$ —	$ 31,051
Net income	—	—	—	—	—	—	—	—	—	6,629	—	6,629	—	6,629
Shares issued	27,689	28	—	—	—	—	—	—	30,018	—	—	30,046	—	30,046
Cash distributions to members	—	—	—	—	—	—	—	—	—	(2,420)	—	(2,420)	—	(2,420)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	23	23	—	23
Balance at March 31, 2024	659,439	$ 660	—	$ —	—	$ —	—	$ —	$ 55,132	$ 9,014	$ 523	$ 65,329	$ —	$ 65,329
Net income	—	—	—	—	—	—	—	—	—	6,918	—	6,918	—	6,918
Cash distributions to members	—	—	—	—	—	—	—	—	—	(4,679)	—	(4,679)	—	(4,679)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	(56)	(56)	—	(56)
Balance at June 30, 2024	659,439	$ 660	—	$ —	—	$ —	—	$ —	$ 55,132	$ 11,253	$ 467	$ 67,512	$ —	$ 67,512
Net income prior to the Reorganization Transactions and IPO (see Note 1)	—	—	—	—	—	—	—	—	—	1,290	—	1,290	—	1,290
Other comprehensive loss prior to the Reorganization Transactions and IPO	—	—	—	—	—	—	—	—	—	—	(33)	(33)	—	(33)
Balance at Balance Prior to the Reorganization Transactions	659,439	$ 660	—	$ —	—	$ —	—	$ —	$ 55,132	$ 12,543	$ 434	$ 68,769	$ —	$ 68,769
Effect of the Reorganization Transactions	(659,439)	(660)	2,161,874	22	7,277,651	—	33,893,810	—	(191,733)	—	(319)	(192,690)	192,690	—
Issuance of Class A common stock at the IPO, net of underwriting costs	—	—	12,650,000	126	—	—	—	—	200,548	—	—	200,674	—	200,674
Capitalized offering costs	—	—	—	—	—	—	—	—	(7,800)	—	—	(7,800)	—	(7,800)
Net income after the Reorganization Transactions and IPO	—	—	—	—	—	—	—	—	—	1,154	—	1,154	4,449	5,603
Other comprehensive loss after the Reorganization Transactions and IPO	—	—	—	—	—	—	—	—	—	—	(33)	(33)	(91)	(124)
Stock-based compensation	—	—	—	—	—	—	—	—	1,012	—	—	1,012	—	1,012
Balance at September 30, 2024	—	$ —	14,811,874	$ 148	7,277,651	$ —	33,893,810	$ —	$ 57,159	$ 13,697	$ 82	$ 71,086	$ 197,048	$ 268,134
Net income	—	—	—	—	—	—	—	—	—	1,591	—	1,591	6,561	8,152
Cash distributions to members	—	—	—	—	—	—	—	—	—	—	—	—	(2,208)	(2,208)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	1	1	1	2
Stock-based compensation	—	—	—	—	—	—	—	—	1,206	—	—	1,206	—	1,206
Balance at December 31, 2024	–	$ —	14,811,874	$ 148	7,277,651	$ —	33,893,810	$ —	$ 58,365	$ 15,288	$ 83	$ 73,884	$ 201,402	$ 275,286

See Notes to the Consolidated Financial Statements

TWFG, Inc.
Consolidated Statements of Cash Flows
(Amounts in thousands)

	Years Ended December 31,		
	2025	**2024**	**2023**
Cash Flows from Operating Activities			
Net income	$ 41,166	$ 28,592	$ 26,096
Less: Net income from discontinued operation, net of tax	—	—	834
Net income from continuing operations	41,166	28,592	25,262
Adjustments to reconcile net income to cash flows from operating activities:			
Depreciation and amortization	18,353	12,020	4,862
Net gain on sales of intangible assets and property and equipment	(1,119)	—	(84)
Stock-based compensation expense	4,578	2,219	—
Non-cash lease expense	1,358	1,041	704
Other non-cash items	(14)	9	12
Change in:			
Commissions receivable, net	(10,255)	(8,022)	(4,088)
Accounts receivable	370	(1,756)	(383)
Other current and non-current assets	(1,480)	12	(362)
Commissions payable	1,320	1,360	2,984
Operating lease liabilities	(1,209)	(1,085)	(755)
Other current liabilities	433	6,089	1,163
Net cash provided by operating activities from continuing operations	53,501	40,479	29,315
Net cash provided by operating activities from discontinued operation	—	—	839
Net cash provided by operating activities	53,501	40,479	30,154
Cash Flows from Investing Activities			
Proceeds from sale of books of business	1,841	—	928
Proceeds from sale of property and equipment	49	—	—
Purchase of intangible assets	(61,912)	(21,854)	(15,387)
Purchase of property and equipment	(356)	(3,201)	(260)
Other investment	(10,000)	—	—
Net cash (used in) investing activities from continuing operations	(70,378)	(25,055)	(14,719)
Net cash provided by investing activities from discontinued operation	—	—	64
Net cash (used in) investing activities	(70,378)	(25,055)	(14,655)
Cash Flows from Financing Activities			
Proceeds from borrowings	—	—	41,000
Repayment of borrowings	(1,912)	(43,437)	(2,643)
Distributions to members	(15,862)	(9,307)	(33,406)
Cash derecognized upon distribution of EVO to members	—	—	(2,229)
Net proceeds from IPO, net of underwriting costs	—	193,552	—
Payment of shelf registration costs	(445)	—	—
Payment of deferred offering costs	—	—	(796)
Payment of equity issuance costs	—	(38)	—
Tax withholding on vesting of equity awards	(3,146)	—	—
Increase in carrier liabilities	2,899	4,754	209
Decrease in carrier liabilities	(1,480)	(1,093)	(511)
Payment of deferred acquisition payable	(600)	(1,000)	(14)
Net cash (used in) provided by financing activities from continuing operations	(20,546)	143,431	1,610
Net cash (used in) financing activities from discontinued operation	—	—	(11,305)
Net cash (used in) provided by financing activities	(20,546)	143,431	(9,695)

See Notes to the Consolidated Financial Statements

TWFG, Inc.
Consolidated Statements of Cash Flows (continued)
(Amounts in thousands)

		Years Ended December 31,				
		2025		2024		2023
Net change in cash, cash equivalents and restricted cash from continuing operations	$	(37,423)	$	158,855	$	16,206
Net change in cash, cash equivalents and restricted cash from discontinued operation		—		—		(10,402)
Net change in cash, cash equivalents and restricted cash		(37,423)		158,855		5,804
Cash, cash equivalents and restricted cash from continuing operations - beginning balance		205,323		46,468		30,262
Cash, cash equivalents and restricted cash from discontinued operation - beginning balance		—		—		10,402
Cash, cash equivalents and restricted cash - beginning balance		205,323		46,468		40,664
Cash, cash equivalents and restricted cash - ending balance		167,900		205,323		46,468
Less: Cash, cash equivalents and restricted cash from discontinued operation - ending balance		—		—		—
Cash, cash equivalents and restricted cash from continuing operations - ending balance	$	167,900	$	205,323	$	46,468
Reconciliation of cash, cash equivalents and restricted cash, end of period:						
Cash and cash equivalents	$	155,926	$	195,772	$	39,297
Restricted cash		11,974		9,551		7,171
Cash, cash equivalents and restricted cash, end of period	$	167,900	$	205,323	$	46,468
Net change in cash and cash equivalents	$	(39,846)	$	156,475	$	6,565
Net change in restricted cash		2,423		2,380		(761)
Net change in cash, cash equivalents and restricted cash	$	(37,423)	$	158,855	$	5,804
Supplemental disclosures of cash flow information:						
Cash paid for interest	$	194	$	2,298	$	832
Cash paid for taxes	$	3,268	$	—	$	—
Non-cash investing activities:						
Additions to intangible assets and offsetting additions to deferred acquisition payable	$	7,052	$	840	$	6,420
Additions to intangible assets and offsetting additions to members' equity	$	599	$	25,560	$	—
Additions to intangible assets and offsetting additions to other current liabilities	$	—	$	8	$	—
Additions to intangible assets and offsetting to redeemable noncontrolling interest	$	14,688	$	—	$	—
Non-cash financing activities:						
Settlement of deferred acquisition payable through the issuance of Class A common units	$	—	$	4,524	$	—
Distribution to members	$	—	$	—	$	6,260
Unpaid deferred offering costs	$	—	$	—	$	1,228

See Notes to the Consolidated Financial Statements

79

TWFG, Inc.
Notes to the Consolidated Financial Statements

1.   ORGANIZATION AND BASIS OF PRESENTATION

Organization

TWFG, Inc. was incorporated as a Delaware corporation on January 8, 2024 for the purpose of facilitating an initial public offering ("IPO") of its Class A common stock ("Class A Common Stock") and other related reorganization transactions (the "Reorganization Transactions," which are further described below) in order to carry on the business of TWFG Holding Company, LLC ("TWFG Holding") and its consolidated subsidiaries. On July 19, 2024, TWFG completed an IPO of 11,000,000 shares of its Class A Common Stock at an initial public offering price of $17.00 per share. On July 23, 2024, the underwriters purchased an additional 1,650,000 shares of Class A Common Stock at $17.00 per share in connection with the underwriters' full exercise of their option to purchase additional shares. In these notes to the consolidated financial statements, references to the "Company" refer to: (i) TWFG, Inc. and, unless otherwise stated or the context otherwise requires, all of its subsidiaries, including TWFG Holding, for all periods following the consummation of the Reorganization Transactions, including the IPO, and (ii) TWFG Holding and, unless otherwise stated or the context otherwise requires, all of its subsidiaries for periods prior to the completion of the Reorganization Transactions, including the IPO.

Following the Reorganization Transactions, the Company is a holding company with its principal asset being a controlling ownership interest in TWFG Holding and its consolidated subsidiaries. Information for any period prior to July 19, 2024 relates to TWFG Holding.

TWFG Holding is an independent distribution platform for personal and commercial insurance in the United States. The Company's corporate headquarters is in The Woodlands, Texas. TWFG Holding is the parent company of the following wholly-owned subsidiaries:

TWFG Insurance Services LLC ("TWFG-IS") is a national retail insurance agency that distributes personal lines, commercial lines, life, annuities, health, and supplemental benefits insurance products.

TWFG General Agency LLC ("TWFG-GA") is a Managing General Agency that distributes personal and commercial lines insurance products to independent agents, in addition to TWFG-IS agents.

TWFG Premium Finance LLC ("TWFG-PF") is an intermediary insurance premium financing company that offers premium financing for commercial insurance policies for Clients of TWFG-GA and TWFG-IS.

TWFG CA Premium Finance Company ("TWFG-CA PF") is an intermediary insurance premium financing company that offers premium financing for personal and commercial insurance Clients that purchase insurance from licensed California insurance agents.

TWFG MGA FL, LLC ("TWFG-MGA FL") is a Managing General Agency that distributes personal lines insurance products to independent agents in the State of Florida.

PSN Business Processing Inc. ("PSN") is a Philippine corporation with its principal office located in the Philippines. PSN is engaged in the business of providing back-office support to TWFG agents and the TWFG corporate office, specifically insurance-related and various administrative services.

Prior to the consummation of the Reorganization Transactions and the IPO, substantially all of TWFG Holding's outstanding ownership interests in the form of limited liability company units (the "LLC Units"), including its Class A common unit interests, Class B common unit interests and Class C common unit interests, were owned beneficially by Bunch Family Holdings, LLC ("Bunch Holdings"), which is owned by Richard F. ("Gordy") Bunch III, the Chief Executive Officer, Chairman and Director of the Company, RenaissanceRe Ventures U.S. LLC ("RenRe"), and GHC Woodlands Holdings LLC ("GHC" and collectively with Bunch Holdings and RenRe, together with each of their permitted transferees, the "Pre-IPO LLC Members"). Bunch Holdings was the ultimate controlling owner of TWFG Holding prior to the consummation of the Reorganization Transactions and the IPO.

On January 1, 2024, TWFG Holding issued a total of 27,689 new Class A common units to separate individuals and entities (collectively, the "New Members") in connection with separate asset purchase agreements.

In 2025, 23,255 shares of Class A Commons Stock were issued as part of acquisitions. In addition, 193,552 shares of Class A Common Stock were issued upon vesting of restricted stock units ("RSUs") in accordance with the Company's 2024 Omnibus Incentive Plan (the "2024 Incentive Plan") as of December 31, 2025. *See Note 11 Stock-Based Compensation.*

Reorganization Transactions

In connection with the Company's IPO in July 2024, the Company completed a series of Reorganization Transactions that resulted in the establishment of an Up-C organizational structure. As a result of these transactions, TWFG Holding became the predecessor for financial reporting purposes.

The Reorganization Transactions were accounted for as a reorganization of entities under common control. Accordingly, the consolidated financial statements reflect the historical carrying amounts of the assets and liabilities of TWFG Holding and its subsidiaries, with no step-up in basis, no recognition of goodwill, and no gain or loss recorded as a result of the transactions.

Following the completion of the Reorganization Transactions, TWFG, Inc. became the sole managing member of TWFG Holding and consolidates TWFG Holding for financial reporting purposes. The ownership interests in TWFG Holding not held by the Company are reflected as noncontrolling interests in the consolidated financial statements. Net income is allocated between the Company and the noncontrolling interest holders based on their respective ownership interests.

The Reorganization Transactions did not result in any changes to the underlying operations of the business and had no impact on the Company's consolidated results of operations other than the allocation of net income between controlling and noncontrolling interests. The effects of the Reorganization Transactions are reflected in the consolidated financial statements beginning on the date of completion.

Additional details regarding the legal structure and mechanics of the Reorganization Transactions are described in the Company's Registration Statement on Form S-1 and related filings with the Securities and Exchange Commission.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its subsidiaries. TWFG Holding was determined to be a variable interest entity and the Company is considered the primary beneficiary and sole managing member of TWFG Holding and has decision making authority that significantly affects the performance of the entity. The Company consolidates TWFG Holding in its consolidated financial statements and records noncontrolling interests representing the portion of earnings attributable to the economic interest in TWFG Holding held by the Continuing Pre-IPO LLC Members. All intercompany transactions and balances have been eliminated in consolidation. The consolidated financial statements include all normal recurring adjustments necessary to present fairly the Company's consolidated balance sheets, results of operations, and cash flows for all periods presented.

Use of Estimates

The preparation of the consolidated financial statements and notes thereto requires management to make estimates, judgments, and assumptions that affect the amounts reported in the consolidated financial statements and in the notes thereto. Such estimates and assumptions could change in the future as circumstances change or more information becomes available, which could affect the amounts reported and disclosed herein.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company applies the following five-step model in order to determine revenue recognition: (i) identification of the contract with a customer; (ii) identification of the performance obligations in the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that it will collect the consideration it is entitled to in exchange for the services it transfers to the customer.

Commission Income

The Company derives its revenues primarily from the placement of insurance contracts between insurance carriers and insureds. Revenues are recognized when the performance obligation of placing the policy has been met and the policy is in effect, based on the effective date of the policy. Commission income is an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The Company does not have any significant financing components. The Company incurs costs to fulfill contracts primarily through sales commissions paid to agents. In circumstances in which the contract is one year or less, the costs incurred to place the contract are expensed as a practical expedient.

The Company's customers are insurance carriers, as the Company acts as an agent to assist the insureds to identify a policy and carrier that best meets the needs of the insured. The Company contracts with various insurance carriers and earns commissions for the initial term of the policy on policies placed with insurance carriers. Contracts with the insurance carriers are non-exclusive and can typically be terminated unilaterally by either party. Additionally, the Company and the insurance carrier can agree to amend provisions in the contracts relating to the prospective commission rates paid to the Company for new policies sold.

Revenue from performance obligations is satisfied at the point in time in which the current term of the policy is placed and effective. These contracts are executed by the Company on behalf of the insurance carriers to the policyholder. For performance obligations related to the placement of insurance contracts, control transfers to the policyholder at a point in time at which all performance obligations have been fulfilled as evidenced by the binding of a policy. Commissions are established by contract between the Company and the insurance carrier and are calculated as a percentage of the premium for the underlying insurance policy. The Company records revenue when the underlying insurance contracts are bound for the commission expected to be received for the current term of the policy, net of any estimated refunds due to policy cancellations. Commissions related to renewed policies are recognized at the time the policy renews and the new policy becomes effective. The only material promise to be performed by the Company is to sell the policy. While agreements may indicate certain administrative support such as to provide the underlying insured with policy information, such promises are immaterial in the context of the contract and are not identified as performance obligations. Additionally, the Company has concluded that they are required to "re-sell" the policy on an annual basis. As a result, a single performance obligation exists for each policy term. This coincides with the efforts of placing renewed policies with the insurance carrier.

Costs to obtain insurance contracts, including producer commissions and other incremental acquisition costs, are expensed as incurred as the amortization period of the related asset would be one year or less.

Commission Income - Assumed

Commission income related to insurance policies assumed through takeout programs represents consideration earned for providing ongoing servicing and administrative support for in-force policies. Because the Company did not place the original insurance contract between the carrier and the insured, the Company's performance obligation relates to the ongoing servicing over the life of the policies. The Company satisfies this performance obligation over time as policyholders simultaneously receive and consume the benefits of servicing. Accordingly, commission income associated with assumed policies is recognized ratably over the remaining policy coverage period, which represents the Company's measure of progress in transferring services.

The transaction price is the total commission the Company expects to receive from the insurance carrier for the current term of the policy. The transaction date is determined by the effective date of the insurance policy. Policies are subject to cancellation at the discretion of the insured, and such a cancellation would result in the Company's commission being limited to the period that the policy was in force. The Company estimates any expected variable consideration, endorsements, or cancellations, based on historical information and data collected from external sources, at the time revenue is recorded.

Contingent Income

Contingent income is earned from the insurance carriers to drive incremental policy sales when the Company meets or exceeds certain premium volumes and/or falls below specific loss ratio quotas predetermined by its insurance carriers. The Company utilizes the expected value approach to estimate contingent income that incorporates a combination of historical payment data by insurance carriers and the current-year production forecast data used to estimate the amount of contingent income expected to be received from the insurance carriers. Because of the uncertainty regarding the amount estimated to be received, the Company limits the recognition of contingent income until information from the insurance carrier regarding the amount owed by the insurance carriers to the

Company is received and is probable to avoid reversal of contingent income in the future period. The uncertainty regarding the estimated contingent income is primarily in the profitability of the insurance policies placed, as determined by the loss ratios maintained by the insurance carriers. The uncertainty is resolved upon receiving notification from the insurance carrier regarding actual profitability results. Contingent income is not refundable.

Fee Income

Fee income is comprised primarily of policy fees, branch fees, license fees and third-party administrator ("TPA") fees.

The Company receives policy fees as compensation for administrative services performed in connection with the placement and issuance of certain policies that are in addition to and separate from commissions paid by the insurance carriers. Policy fees are recognized at the point in time in which an insurance policy is bound and issued on the effective date of certain policies. Policy fees are not refundable.

Branch fees include the monthly recurring fees assessed for the ongoing customer service and back-office support provided to independent branches operating exclusively through the Company pursuant to an exclusive branch agreement and a one-time branch onboarding fee. The Company's performance obligation related to branch fees is largely satisfied, and the related revenue is recognized ratably over the term when the services are rendered, typically monthly.

License fees include fixed and usage-based arrangements, which are typically priced as a monthly fixed fee or specified fee per user, assessed by the Company for the use of its proprietary applications. The Company's performance obligation related to license fees is largely satisfied, and the related revenue is recognized at a point in time, when the services are rendered, typically monthly.

TPA fees are related to services performed based on service agreements with a few insurance carriers. Revenues associated with TPA fees are recognized at a point in time, when the services are performed, which is typically monthly.

Other Income

Other income is comprised primarily of income earned for facilitating premium financing arrangements, fees assessed for agent conventions, interest income on fiduciary funds, and other miscellaneous income.

Cash and Cash Equivalents

Cash and cash equivalents primarily include demand deposits with financial institutions and highly liquid investments with original maturities of three months or less that are not managed by external or internal investment advisors. Interest earned on non-fiduciary funds is recognized in Interest income on the Consolidated Statements of Income while interest earned on fiduciary funds is recognized in Other income on the Consolidated Statements of Income.

Restricted Cash

In certain cases, the Company collects premiums from insureds and, after deducting our commissions and fees, remits the premiums to insurance carriers. The Company also collects surplus line taxes for remittance to state taxing authorities. Additionally, the Company has an agreement with certain insurance carriers whereby it remits claim payments and/or premium refunds to the insured on behalf of the insurance carriers. While the Company is in possession of the premiums, claims payments and surplus line taxes, the Company may invest those funds in interest-bearing demand deposit accounts with banks, in which interest income on these unremitted amounts is included in Other income in the Consolidated Statements of Income. These unremitted amounts are reported as Restricted cash in the Consolidated Balance Sheets. Restricted cash amounting to $12.0 million and $9.6 million as of December 31, 2025 and 2024, respectively, is comprised of interest-bearing bank deposits.

In its role as an insurance intermediary, the Company collects and remits amounts between the insureds and insurance carriers. Because these amounts are collected on behalf of third parties, they are excluded from the measurement of the transaction price when applying the revenue recognition guidance. Similarly, the Company excludes surplus lines taxes from the measurement of the transaction price, as these are assessed by and remitted to governmental authorities. The Company recognizes the amounts to be collected on behalf of others, including insureds and insurance carriers, as Accounts receivable and the associated Carrier liabilities on the Consolidated Balance Sheets. The Company does not have any rights or obligations in connection with these amounts with the exception of segregating these amounts from the Company's operating funds and paying them when they are due.

As of December 31, 2025 and 2024, the Company reported Carrier liabilities amounting to $13.8 million and $12.4 million, respectively. Carrier liabilities are recognized based on premiums written, while Restricted cash is recorded based on premiums collected. This basis difference, coupled with the timing of settling the commissions and fees on collected premiums, resulted in differences between the amount reported in Restricted cash and Carrier liabilities.

Receivables

Commissions receivable represents commissions earned but outstanding along with the estimated contingent commissions.

Accounts receivable represents premiums billed by TWFG-GA on behalf of certain insurance carriers. These amounts, less commissions, fees and taxes, are remitted to the insurance carriers upon collection.

Commissions receivable from agents are recorded in Other current assets.

Allowance for Credit Losses

The Company's receivables are shown net of an allowance for credit losses, which are based on a combination of credit quality indicators, including, but not limited to, payment status, historical charge-offs, and financial strength of the insurance carriers for Commissions receivable, and production performance and age of balances for Receivables from agents. *See Note 3 Revenues for additional information about the Company's Allowance for Credit Losses.*

Intangible Assets, net and Acquisitions

Intangible assets are stated at cost, less accumulated amortization, and consist of computer software development costs, non-compete agreements, purchased customer lists, and customer relationships. Computer software development costs are amortized on the straight-line method over three or five years. Non-compete agreements are amortized on the straight-line method over the term of the non-compete agreements. Customer lists represent amounts paid by insurance agencies to buy a list of active policies or insureds. As these policies renew, the Company realizes an income stream from commissions. Customer lists are amortized on the straight-line method over eight to ten years. Customer relationships represent the amount paid by the Company to acquire TWFG MGA FL. The Company realizes an income stream from commissions related to the acquired interest. The customer relationship asset is amortized on the straight-line method over six years.

The Company acquires intangible assets in connection with acquisition transactions. In each acquisition transaction, the Company assesses whether the transaction should follow accounting guidance applicable to an asset acquisition or a business combination. This assessment requires an evaluation of whether the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, resulting in an asset acquisition or, if not, resulting in a business combination. An asset acquisition is an acquisition of an asset, or a group of assets, that does not meet the definition of a business.

The Company accounts for asset acquisitions using the cost accumulation and allocation model, whereby the costs of acquisition are allocated to the assets acquired on a relative fair value basis in accordance with the Company's accounting policies. The asset is initially recorded in accordance with the cost accumulation method based on the determined purchase price and, is then amortized over its estimated useful life.

Intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. If indicators of impairment exist, the Company assesses the recoverability of its intangible assets by reviewing the estimated future undiscounted cash flows generated by the corresponding asset or asset group. If based on the assessment, the Company determines that the intangible assets are impaired, such assets are written down to their fair values with the related impairment losses recognized in the Consolidated Statements of Income. There were no impairments recorded for the years ended December 31, 2025 and 2024.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Maintenance, minor repairs, and replacements are charged directly to expense as incurred, while major renewals and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the asset accounts and related accumulated depreciation accounts are relieved, and any gain or loss is included in the results of operations.

Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Life
Automobiles	5 years
Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of the estimated useful life or the underlying lease term
Office equipment	5 - 7 years

Property and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. If indicators of impairment exist, the Company assesses its recoverability by reviewing the estimated future undiscounted cash flows generated by the corresponding asset or asset group. If based on the assessment, the Company determines that the property and equipment are impaired, such assets are written down to their fair values with the related impairment losses recognized in the result of operations. There were no impairments recorded for the years ended December 31, 2025 and 2024.

Assets held for sale are reported at the lower of the carrying value or fair value, less costs to sell.

Deferred Offering Costs

Deferred offering costs, which consisted of direct incremental legal, accounting, consulting, and other fees and expenses related to the IPO were capitalized in Deferred offering costs on the Consolidated Balance Sheets. The deferred offering costs were offset against IPO proceeds upon the consummation of the IPO. Upon closing of the IPO on July 19, 2024, total deferred offering costs of $7.8 million were recorded to additional paid-in capital to offset the IPO proceeds. The Company had no deferred offering costs as of December 31, 2025 and 2024.

Commissions Payable

Commissions payable represents commissions due to agents for services provided for the placement of insurance contracts. The Company records the commission expense and the related commissions payable on the effective date of the policy based on the estimated total premium for the term of the policy adjusted for any expected variable consideration, endorsements or cancellations based on historical information at the time the expense is recorded.

Leases

The Company evaluates contracts entered into to determine whether the contract involves the use of an identified asset. The Company then evaluates whether it obtains substantially all economic benefits from the use of the asset, and whether it has the right to direct the use of the asset. If these criteria are met and a lease has been identified, the Company accounts for the contract under the requirements of the Accounting Standards Codification ("ASC") 842, *Leases*.

The Company's leased assets consist primarily of real estate for occupied offices and office equipment. Leases with a lease term of 12 months or less at inception are not recorded on the Consolidated Balance Sheets and are expensed on a straight-line basis over the lease term. The Company determines the lease term by assessing the renewal options with the lessor and includes lease extension (or termination) options only when options are reasonably certain of being exercised. All of the Company's real estate and office equipment leases are recognized as operating leases. The Company has no material financing leases. The Company does not sublease any of its leases. The Company elected the practical expedient to not separate non-lease and lease components and rather account for them as a single lease component of the underlying assets. The Company has no material variable lease payments in any of its leases.

The Company recognizes lease right-of-use ("ROU") assets and operating lease liabilities on the Consolidated Balance Sheets for operating lease agreements. Lease liabilities are measured at the lease commencement date as the present value of the future lease payments. If the interest rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate on the lease commencement date. ROU assets are measured at the lease liability amount plus initial direct costs and prepaid lease payments less lease incentives.

Derivatives

The Company uses derivative financial instruments, primarily interest rate swaps, to manage its interest rate exposure associated with some of its borrowings. The Company does not hold or issue derivative instruments for trading or speculative purposes. Derivative instruments are recognized as assets or liabilities at fair value on the Consolidated Balance Sheets.

At the inception of the hedging relationship, the Company formally documents its designation of the hedge as a cash flow hedge and the risk management objective and strategy for undertaking the hedging transaction. The Company identifies how the hedging instrument is expected to hedge the designated risks related to the hedged item and the method that will be used to retrospectively and prospectively assess the hedge effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the hedge accounting relationship. For derivative instruments designated as a cash flow hedge, all changes in the fair value of the hedging derivative are reported within accumulated other comprehensive income and the related gains or losses on the derivative are reclassified into earnings when the cash flows of the hedged item affect earnings. For a derivative not designated as a hedge, changes in the derivative's fair value and any income received or paid on derivatives at the settlement date are included in earnings. *See Note 6 Derivatives for additional information about the Company's derivative instruments.*

The Company discontinues hedge accounting prospectively when: (1) it determines the derivative is no longer highly effective in offsetting changes in the estimated cash flows of a hedged item; (2) the derivative expires, is sold, terminated, or exercised; or (3) the derivative is de-designated as a hedging instrument. When hedge accounting is discontinued, the derivative continues to be carried on the Consolidated Balance Sheets at fair value, with changes in fair value recognized in earnings.

Contingent Consideration

The Company accounts for contingent consideration relating to asset acquisitions as a Deferred Acquisition Payable liability and an increase to the cost of the acquired assets on a relative fair value basis at the date of acquisition. Once recognized, the Deferred Acquisition Payable liability is not derecognized until the contingency is resolved and the consideration is issued or becomes issuable. If the amount initially recognized as a liability exceeds the fair value of the contingent consideration issued or issuable, the entity recognizes that amount as a reduction to the cost of the acquired assets. The Deferred Acquisition Payable is continually remeasured at each balance sheet date by recording changes in the fair value as an adjustment to the acquired asset in the Consolidated Balance Sheets. The ultimate settlement of Deferred Acquisition Payable liabilities relating to asset acquisitions may be for amounts that are materially different from the amounts initially recorded.

The Company determines the fair value of contingent consideration liabilities based on future cash flow projections under various potential scenarios and weighs the probability of these outcomes as discussed further in *Note 9 Fair Value Measurements*.

Fair Value Measurements

ASC 820, *Fair Value Measurement*, establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

The three levels of the fair value hierarchy under ASC 820 are as follows:

Level I – Observable inputs such as quoted prices for identical assets in active markets;

Level II – Inputs other than quoted prices for identical assets in active markets, that are observable either directly or indirectly; and

Level III – Unobservable inputs in which there is little or no market data which requires the use of valuation techniques and the development of assumptions.

Noncontrolling Interests

Pursuant to the Reorganization Transactions, as described in *Note 1 Organization and Basis of Presentation*, the Company is organized in an "Up-C" structure with the Company owning only a portion of its consolidated subsidiaries. Noncontrolling interests represent the economic interests in TWFG Holding held by the Continuing Pre-IPO LLC Members. Income or loss is attributed to the noncontrolling interests based on the weighted average Pre-IPO Members' LLC Unit interests outstanding during the period. The noncontrolling interests can be exchanged at the election of the Company, for shares of Class A Common Stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of Class A Common Stock for each LLC Unit exchanged. The noncontrolling interests' ownership percentage can fluctuate over time as the Continuing Pre-IPO LLC Members elect to exchange their LLC Units, together with their corresponding shares of Class B and Class C Common Stock, for Class A Common Stock. Because redemption for cash is solely within the control of the Company, noncontrolling interests are presented in permanent equity.

Redeemable Noncontrolling Interest

ASC Topic 480, *Distinguishing Liabilities from Equity*, requires noncontrolling interests that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (i) at a fixed or determinable price on a fixed or determinable date, (ii) at the option of the holder, or (iii) upon the occurrence of an event that is not solely within the control of the issuer.

Redeemable noncontrolling interests are reported at estimated redemption value measured as the greater of estimated fair value at the end of each reporting period or the historical cost basis of the redeemable noncontrolling interest adjusted for cumulative earnings or loss allocations. The resulting increases or decreases to redemption value, if applicable, are recognized as adjustments to retained earnings. *See Note 10 Stockholders' Equity for more information relating to the redeemable noncontrolling interest.*

Stock-Based Compensation

The Company has RSUs under its 2024 Omnibus Incentive Plan. The Company measures all RSUs granted to employees, directors and non-employees at fair value at each grant date based on the price of the Company's common stock at the date of grant.

The Company has granted RSUs that are subject to service-based vesting conditions. There are no performance conditions attached to the RSUs granted by the Company. Compensation expense for grants to employees and directors with service-based vesting conditions is recognized using the straight-line method over the requisite service period, which is generally the vesting period of the respective award. Compensation expense for grants to non-employees with service-based vesting conditions is recognized in the same manner as if the Company had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. The Company accounts for forfeitures as they occur.

The Company has granted performance and service based awards to certain key employees, in the form of Performance Stock Unit ("PSUs"), which are earned based on the achievement of certain performance targets and continuous service. The PSUs are subject to a two-year measurement period during which the number of Class A Common Stock to be issued in settlement of the PSUs remains uncertain until the end of the measurement period and will cliff vest based on the level of achievement with respect to the applicable performance criteria. The PSUs are divided into two tranches: 50% EBITDA PSUs and 50% Revenue PSUs. The EBITDA PSUs performance vest based on the achievement of certain cumulative EBITDA targets over the performance period. The Revenue PSUs performance vest based on the achievement of certain cumulative organic revenue targets over the performance period. In addition, the PSUs granted to certain employees are contingent generally upon the employee's continuous service with the Company through the third anniversary of the grant date. Subsequent to such measurement period, the vesting of PSUs is subject to certification by the compensation committee of the Company's board of directors (the "Board"). If the vesting conditions of the PSUs are not met the awards will be forfeited.

All stock-based compensation expense is recorded in Salaries and employee benefits in the Consolidated Statements of Income.

Earnings Per Share

The Company's basic earnings (loss) per share attributable to Class A common stockholders is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of shares of Class A Common Stock outstanding. The computation of net income (loss) attributable to the Company is computed by deducting net income or loss attributable to noncontrolling interests from the consolidated net income or loss. Shares of non-economic Class B common stock, par value $0.00001 per share ("Class B Common Stock" or "Class B Voting Stock"), and non-economic Class C common stock, par value $0.00001 per share ("Class C Common Stock" or "Class C Voting Stock") do not share in the earnings or losses of the Company and are therefore not participating securities. As such, separate presentation of basic and diluted earnings (loss) per share of Class B and Class C Common Stock under the two-class method has not been presented.

Diluted earnings (loss) per share is computed by adjusting the net income (loss) available to the Company and the weighted average shares outstanding to give effect to potentially dilutive securities.

Income Taxes

The Company is the managing member of TWFG Holding and, as a result, consolidates the financial results of TWFG Holding in the consolidated financial statements. TWFG Holding is a pass-through entity for U.S. federal and most applicable state and local income tax purposes following the Reorganization Transactions effected in connection with the IPO. As an entity classified as a partnership for tax purposes, TWFG Holding is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by TWFG Holding is passed through to and included in the taxable income or loss of its members, including the Company. The Company is taxed on its allocable share of any net taxable income of TWFG Holding as a corporation and pays corporate federal, state and local taxes.

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company's tax returns. Under this method, the Company determines deferred tax assets and liabilities on the basis of the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company evaluates the realizability of its deferred tax assets and has recorded a valuation allowance to the extent it has determined that it is more likely than not that such deferred tax assets will not be realized. In making this determination, the Company considers all available positive and negative evidence, including estimates of future taxable income and prudent and feasible tax-planning strategies.

Income tax expense was $3.3 million for the year ended December 31, 2025. The estimated effective tax rate was 7.4% for the year ended December 31, 2025, which is different from the 21% statutory rate primarily because prior to the completion of the Reorganization Transactions, the Company was taxed as a partnership and the taxable income was included in the taxable income of its members. As a result, a provision or liability for federal income tax is not reflected in the consolidated financial statements of the Company for the year ended December 31, 2023. Upon completion of the Reorganization Transactions, income tax expense is recognized only on the portion of earnings attributable to the Company in the periods following the consummation of the Reorganization Transactions.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more likely than not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Tax Receivable Agreement

The Company's purchase of TWFG Holding units in connection with the IPO, as well as the anticipated future redemptions or exchanges of LLC Units by the Pre-IPO LLC Members for shares of our Class A Common Stock or cash, are expected to result in an increase in the Company's share of the tax basis in the tangible and intangible assets of the TWFG Holding. This increase in tax basis is expected to generate additional tax depreciation and amortization deductions that would not have otherwise been available to the Company, thereby reducing the Company's future cash tax obligations.

In connection with these transactions, the Company has entered into a Tax Receivable Agreement, pursuant to which the Company is required to pay the other holders of LLC Units 85% of the amount of actual cash savings, if any, in U.S. federal, state, and local income taxes that the Company realizes (or, in certain circumstances, is deemed to realize) as a result of the future increases in tax basis, as well as certain other tax benefits associated with payments made under the Tax Receivable Agreement.

Recently Adopted Accounting Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2023-09, Improvement to Income Tax Disclosures that requires disaggregated income tax disclosures for specific categories on the effective tax rate reconciliation, and additional information about federal, state, local and foreign income taxes. The standard also requires annual disclosure of income taxes paid (net of refunds received), disaggregated by jurisdiction. This guidance is effective for fiscal year end December 31, 2025. The standard was applied on a retrospective basis. The Company has adopted this standard as disclosed in *Note 12 Income Tax*.

Recent Accounting Pronouncements Not Yet Adopted

Disaggregation of Income Statement Expense

On November 4, 2024 the FASB issued ASU 2024-03, Disaggregation of Income Statement Expense (DISE) that requires an entity to disclose in the footnote a tabular format that disaggregates relevant expense captions in to the following natural expense categories: purchase of inventory, employee compensation, depreciation, intangible asset amortization and depreciation, depletion and amortization or other amounts of depletion expense. This guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application and early adoption is permitted. The Company is currently evaluating the impacts at this time.

3.   REVENUES

The following table presents the disaggregation of revenues by major source (in thousands):

	Years Ended December 31,		
	2025	**2024**	**2023**
Commission income	$ 220,968	$ 183,158	$ 158,679
Contingent income	13,111	8,722	4,085
Fee income			
Policy fees	4,392	3,538	2,100
Branch fees	5,276	4,736	2,982
License fees	2,719	1,895	2,695
TPA fees	605	393	534
Other income	1,441	1,318	968
Total revenues	$ 248,512	$ 203,760	$ 172,043

The Company operates through two primary offerings, which are Insurance Services and TWFG MGA. The following table presents the disaggregation of revenues by offerings (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Insurance Services			
Agency-in-a-box	$ 152,831	$ 135,166	$ 132,350
Corporate Branches	43,230	33,367	6,873
TWFG MGA	50,763	33,719	31,184
Other	1,688	1,508	1,636
Total revenues	$ 248,512	$ 203,760	$ 172,043

As of December 31, 2025 and December 31, 2024, the Commissions receivable reported in the Consolidated Balance Sheets had a balance of $37.3 million and $27.1 million, respectively, and had an opening balance of $19.1 million as of January 1, 2024. The change in the Commission receivable balance was due to increased revenue for the year ended December 31, 2025. The Company has no contract liabilities as of December 31, 2025, December 31, 2024, and January 1, 2024.

The following table provides a summary of changes in the Company's allowance for expected credit losses (in thousands):

	Years Ended December 31,	
	2025	2024
Beginning of period	$ 415	$ 312
Write-offs	—	—
Increase in provision	473	103
End of period	$ 888	$ 415

The Progressive Corporation accounted for 11% and 13% of total revenues for the year ended December 31, 2025 and December 31, 2024, respectively. The Travelers Companies, Inc. accounted for 10% of total revenue for the year ended December 31, 2023. No other customers individually accounted for 10% or more of the Company's total revenues for the years ended December 31, 2025, 2024, and 2023.

4.   INTANGIBLE ASSETS AND ACQUISITIONS

Customer Lists and Software Acquisitions

During the year ended December 31, 2025, the Company acquired customer lists and computer software totaling to $54.8 million, of which $52.2 million was paid in cash at closings. The additional $2.0 million and $0.6 million relates to future contingent cash payments for the acquired customer lists which are recorded in the Deferred Acquisition Payables and additional paid-in capital on the Consolidated Balance Sheets.

During the year ended December 31, 2024, the Company acquired customer lists and computer software totaling $48.3 million, of which $21.9 million was paid in cash at closings. The additional $25.6 million and $0.8 million relates to equity issuance and acquisition payables for the acquired customer lists which are recorded in the Deferred Acquisition Payables on the Consolidated Balance Sheets.

Acquisition of TWFG MGA FL, LLC

During the second quarter of 2025, the Company acquired a 50.1% equity interest in TWFG MGA FL for a total cash consideration of $9.7 million at closing. The acquisition agreement also provides for a contingent payment of up to $5.0 million, payable upon achievement of defined performance metrics within one year of closing, and includes a put option for the remaining 49.9% interest held by AIH Sub, Inc. The transaction was accounted for as an asset acquisition under the cost accumulation model, with the acquired customer relationship intangible asset identified as the single substantive asset acquired. The Company recognized a customer relationship intangible asset with an acquisition-date fair value of $29.4 million, and a redeemable noncontrolling interest of $14.7 million, representing the fair value of the ownership interest held by AIH Sub, Inc. The customer relationship intangible asset is being amortized on a straight-line basis over six years.

Additionally, the Company acquired 5.7% equity interest in AIH Sub, Inc., an unconsolidated related party, for $0.3 million in cash; as a result of this transaction. *See Note 10 Stockholders' Equity for more information regarding the redeemable noncontrolling interest.*

As of December 31, 2025, TWFG MGA FL is expected to result in achievement of the full $5.0 million earn out. Therefore, the Company recognized the full earn out as a Deferred Acquisition Payable in the Consolidated Balance Sheets for the year ended December 31, 2025.

Net Gains on Disposals

Occasionally, the Company will sell Books of Business that it believes to be in its best interest to dispose. For the year ended December 31, 2025, the Company recognized a $1.1 million net gain on sales of Books of Business to third parties.

The following table presents information about the Company's intangible assets (in thousands):

| | December 31, 2025 | | | | | December 31, 2024 | | | |
	Customer Lists	Computer Software	Non-Compete Agreements	Customer Relationship	Total	Customer Lists	Computer Software	Non-Compete Agreements	Total
Cost									
Balance, beginning of period	$ 96,553	$ 8,564	$ 275	$ —	$105,392	$ 48,997	$ 7,858	$ 275	$ 57,130
Additions[1]	54,185	652	—	29,395	84,232	47,556	706	—	48,262
Disposals[2]	(1,159)	—	—	—	(1,159)	—	—	—	—
Balance, end of period	149,579	9,216	275	29,395	188,465	96,553	8,564	275	105,392
Accumulated amortization	40,060	7,364	275	2,134	49,833	25,482	6,660	272	32,414
Net carrying amount, end of period	$109,519	$ 1,852	$ —	$ 27,261	$138,632	$ 71,071	$ 1,904	$ 3	$ 72,978

| | 2025 | | | | | 2024 | | | |
	Customer Lists	Computer Software	Non-Compete Agreements	Customer Relationship	Total	Customer Lists	Computer Software	Non-Compete Agreements	Total
Years Ended December 31,									
Amortization expense	$ 14,971	$ 704	$ 3	$ 2,134	$ 17,812	$ 10,703	$ 976	$ 42	$ 11,721

(1)   Customer list, computer software, and customer relationship intangible assets acquired during the year ended December 31, 2025 have a weighted average amortization period of 7.3 years, 4.3 years, and 5.3 years, respectively. The weighted-average amortization period for all intangible assets acquired in 2025 is 7.0 years.

(2)   For the year ended December 31, 2025, the Company recognized a net gain of $1.1 million on the sale of customer lists.

The following table presents the future amortization for intangible assets as of December 31, 2025 (in thousands):

	Customer Lists		Computer Software		Customer Relationship
2026	$	17,341	$	661	$	4,981
2027		17,294		563		4,981
2028		17,257		376		4,981
2029		17,179		186		4,981
2030		16,789		66		4,981
Thereafter		23,659		—		2,356
Total	$	109,519	$	1,852	$	27,261

5. OPERATING LEASES

The following table summarizes the Company's lease costs and supplemental cash flow information related to its operating leases (dollar amounts in thousands):

	Years Ended December 31,			
	2025		**2024**	
Operating lease costs reported in Other administrative expenses	$	1,559	$	1,089
Short-term operating lease costs reported in Other administrative expenses		72		104
Total lease costs	$	1,631	$	1,193
Weighted average remaining lease term (in years)		5.7 years		5.9 years
Weighted average discount rate		4.38 %		4.33 %
Supplemental cash flow information:				
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows used in operating leases reported in change in operating lease liabilities	$	1,407	$	1,131
Operating lease non-cash items:				
Non-cash right-of-use assets obtained in exchange for new operating lease liabilities, net of terminations	$	1,056	$	3,158

The estimated future minimum payments of operating leases as of December 31, 2025 (in thousands):

2026	$	1,534
2027		951
2028		627
2029		417
2030		357
Thereafter		1,135
Total undiscounted future lease payments		5,021
Less: imputed interest		(803)
Present value of lease liabilities	$	4,218

None of the Company's leases impose restrictions or covenants on the ability to enter into debt or equity financing transactions, pay dividends, or enter into future lease agreements.

6. DERIVATIVES

On July 30, 2019, and December 4, 2020, the Company entered into interest rate swap agreements to manage its exposure to interest rate fluctuations related to the Company's term loans. At inception, the Company designated the interest rate swap agreements as cash flow hedges.

The interest rate swap agreement entered on July 30, 2019 with the original notional amount of $4.0 million matured on July 30, 2024. The notional amount of the interest rate swaps as of December 31, 2025 and 2024 is $13.0 million and $13.0 million, respectively. As of December 31, 2025 and 2024, the interest rate swaps continue to be effective hedges.

The fair value of the interest rate swaps as of December 31, 2025 and 2024 was $0.1 million and $0.3 million, respectively, which was included in Other non-current assets, except for the portion that relates to maturities within the next twelve months which are included in Other current assets.

The fair value of derivative assets as of December 31, 2025 and 2024 was determined using the Level II inputs described in *Note 2 Summary of Significant Accounting Policies*. For determining the fair value of the interest rate swap we use significant other observable market data or assumptions (Level 2 inputs) that we believe market participants would use in pricing similar assets or liabilities, including assumptions about counterparty risk. Our fair value estimates reflect an income approach based on the terms of the interest rate swap contract and inputs corroborated by observable market data including interest rate curves.

The maturity date for the current interest rate swap is December 6, 2027, which correspond with the debt maturity date. As of December 31, 2025, 2024, and 2023, the Company expects $0.1 million, $0.2 million and $0.3 million of unrealized gains from the interest rate swap to be reclassified into earnings over the next twelve months.

7. OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following as of the dates indicated (in thousands):

	December 31,	
	2025	2024
Accrued salaries and bonus expenses	$ 2,529	$ 1,574
Accrued professional fees	842	1,256
Accounts payable	1,571	3,233
Income tax payable	1,051	1,495
Other current liabilities	4,315	2,293
	$ 10,308	$ 9,851

8. DEBT AND DEFERRED ACQUISITION PAYABLES

The following is a summary of the Company's outstanding debt and Deferred Acquisition Payables (in thousands):

	December 31,	
	2025	2024
Bank Debt:		
Term Loan		
7-year term loan, periodic interest and monthly principal payments, Daily Simple SOFR + 0.11448% SOFR adjustment, matures December 6, 2027	$ 4,007	$ 5,919
Total bank debt	4,007	5,919
Less: current bank debt	(1,972)	(1,912)
Total long-term bank debt	$ 2,035	$ 4,007
Deferred Acquisition Payables[1]:		
Acquisition notes payables	$ 1,122	$ 1,723
Contingent considerations	7,052	—
Total Deferred Acquisition Payables	8,174	1,723
Less: current acquisition notes payables	(593)	(601)
Less: current contingent considerations	(912)	—
Total long-term Deferred Acquisition Payables[2]	$ 6,669	$ 1,122
Less: long-term contingent considerations	(6,140)	—
Total long-term Deferred Acquisition Payables- notes	$ 529	$ 1,122

(1)   See Note 4 Intangible Assets and Acquisitions and Note 9 Fair Value Measurements.
(2)   Total long-term Deferred Acquisition Payables consists of long-term acquisition notes and long-term contingent considerations.

Future maturities of the Company's total outstanding bank debt and Deferred Acquisition Payables- notes as of December 31, 2025, were as follows (in thousands):

2026	$ 2,565
2027	2,298
2028	147
2029	119
Total	$ 5,129

For the years ended December 31, 2025 and 2024, the Company incurred interest expense of $0.3 million and $2.2 million, respectively.

Term Loans

The 7-year term loan was entered into on December 4, 2020, with the original principal of $13.0 million, which matures on December 6, 2027. The Company entered into interest rate swap agreements to manage its exposure to interest rate fluctuations related to its term loans. *See Note 6 Derivatives for more information relating to the interest rate swaps associated with these loans.*

Revolving Credit Agreement

On May 23, 2023, TWFG Holding, the guarantors party thereto, the lenders party thereto, PNC Bank, National Association (the "Agent") and PNC Capital Markets LLC entered into a Revolving Credit Agreement (the "Revolving Credit Agreement") which provides a revolving credit facility to the Company, with commitments in an aggregate principal amount not to exceed $50.0 million, which was amended on June 20, 2024 (as so amended, the "Revolving Facility"). Borrowings constituting revolving loans under the Revolving Credit Agreement incur interest at the Term SOFR Rate (as defined therein) for the applicable interest period plus a margin based on the consolidated leverage ratio of the Company between 2% and 2.75%, and a 0.10% adjustment. On August 6, 2024, in accordance with the Revolving Facility, we became a guarantor of, and granted security interest to secure, the Revolving Facility. TWFG Holding and the guarantors to the Revolving Credit Agreement entered into a letter agreement, dated October 3, 2024, with the Agent and the lenders party thereto to make changes relating to the debt covenant calculation. The borrowings under the Revolving Facility will be used by the Company for permitted acquisitions, working capital and general corporate purposes.

The Company pays a commitment fee on undrawn amounts under the Revolving Facility of 0.20% to up to 0.35% based on the consolidated leverage ratio. On August 5, 2024, the Company repaid the outstanding balance of its Revolving Facility amounting to $41.0 million using a portion of the net proceeds from the IPO (*see Note 1 Organization and Basis of Presentation*). As of December 31, 2025 and 2024, the unused capacity under the Revolving Facility was $50.0 million and $50.0 million, respectively.

Borrowings under the term loans and the Revolving Facility are secured by substantially all assets constituting personal property of TWFG and its subsidiaries, including receivables, equipment, and intellectual property, subject to certain exceptions. In addition, the term loan agreement and Revolving Facility contains covenants that restrict the Company's ability to make certain distributions or dividend payments, incur additional debt, engage in certain asset sales, mergers, acquisitions or similar transactions, create liens on assets, engage in certain transactions with affiliates, change the Company's business or make investments. In addition, the term loan agreement and Revolving require the Company to maintain certain financial ratios. As of December 31, 2025 and 2024, the Company was in compliance with these covenants. The carrying amount of the Company's variable rate debt as of December 31, 2025 and December 31, 2024 approximates fair value due to the short-term reset of the interest rate based on SOFR and the absence of a credit spread.

Deferred Acquisition Payables- Notes

In April 2023, the Company acquired customer list intangible assets for a total consideration of $4.3 million, of which $3.0 million was paid in cash at closing. The remaining balance was settled through the issuance of a note payable monthly over three years beginning in April 2024 and bears an annual interest of 3.75%.

In March 2024, the Company acquired customer list intangible assets, of which approximately $0.4 million of the purchase price was settled through the issuance of a non-interest bearing note and was recorded as a Deferred Acquisition Payable. The note is payable monthly over a period of 70 months. The Deferred Acquisition Payable was recorded at fair value with an annual imputed interest rate of 5.00%.

In October 2024, the Company acquired customer list intangible assets, of which approximately $0.4 million of the purchase price was settled through the issuance of a non-interest bearing note and was recorded as a Deferred Acquisition Payable. The note is payable monthly over a period of 60 months. The Deferred Acquisition Payable was recorded at fair value with an annual imputed interest rate of 4.69%.

The portion of the Company's acquisition-related notes due within 12 months or less from the financial statement date is reported in the Consolidated Balance Sheets as Deferred Acquisition Payables, current, while the amount due after 12 months from the financial statement date is included in Deferred Acquisition Payables, non-current. *See Notes 4 Intangible Assets and Acquisitions for more information regarding the purchase of the customer list intangible assets.*

9.   FAIR VALUE MEASUREMENTS

ASC Topic 820, Fair Value Measurement ("Topic 820") established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy under Topic 820 are described below:

Level 1:   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2:   Inputs to the valuation methodology are quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3:   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level for assets and liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying value of cash and cash equivalents, accrued interest, all current receivable and all payable accounts approximate their fair values because of the short maturity or duration of these instruments.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes the Company's assets and liabilities measured at fair value on a recurring basis within each level of the fair value hierarchy (in thousands):

	Fair Value Hierarchy					
	Level 1		Level 2		Level 3	
	Years Ended December 31,		Years Ended December 31,		Years Ended December 31,	
	2025	2024	2025	2024	2025	2024
Assets:						
Interest rate swap[1]	$ —	$ —	$ 116	$ 312	$ —	$ —
Total assets measured at fair value	$ —	$ —	$ 116	$ 312	$ —	$ —
Liabilities:						
Contingent Considerations[2]	$ —	$ —	$ —	$ —	$ 7,052	$ —
Total liabilities measured at fair value	$ —	$ —	$ —	$ —	$ 7,052	$ —

(1) See Note 6 Derivatives for additional information related to the interest rate swap.
(2) The future contingent considerations are recorded in the current and non-current Deferred Acquisition Payables accounts of the Consolidated Balance Sheet.

Contingent Considerations

Level 3 fair value measurements rely on limited unobservable inputs, which may not reflect net realizable value or future fair values. Although the Company believes its valuation methods align with market practices, different assumptions or methodologies could lead to varying fair value results at the reporting date.

The fair value of contingent consideration liabilities is based on projected performance of the acquired entities, which are reassessed each reporting period. Based on the Company's ongoing assessment of the fair value of its contingent consideration, the Company recorded a net increase in the estimated fair value of liabilities of $7.1 million and none for the years ended December 31, 2025 and 2024, respectively. The Company has assessed the most likely exposure to the contingent consideration to be $7.1 million at December 31, 2025.

The following table sets forth a summary of the changes in the fair value of the Company's future contingent considerations, which are measured at fair value on a recurring basis utilizing Level 3 assumptions in their valuation (in thousands):

	Year Ended December 31, 2025	
	Carrying Value	Fair Value
Balance at beginning of year	—	—
Change in fair value of contingent consideration	—	—
Fair value of current contingent consideration issuances	1,912	1,912
Fair value of long-term contingent consideration issuances	6,140	5,910
Less: settlement of contingent considerations	(1,000)	(1,000)
Balance at end of year	$ 7,052	$ 6,822

There were no transfers in or out of the Level 3 hierarchy.

96

Fair value information about financial instruments not measured at fair value

The following table presents the Company's debt that is not measured at fair value on a recurring basis:

| | Fair Value Hierarchy | Year Ended December 31, | | | |
| | | 2025 | | 2024 | |
		Carrying Value	Fair Value	Carrying Value	Fair Value
Bank debt:					
Current bank debt	Level 2	$ 1,972	$ 1,972	$ 1,912	$ 1,912
Long-term bank debt[1]	Level 2	$ 2,035	$ 2,035	$ 4,007	$ 4,007
Deferred Acquisition Payables- notes[2]:					
Current Deferred Acquisition Payables- notes	Level 2	$ 593	$ 593	$ 601	$ 601
Long-term Deferred Acquisition Payables- notes	Level 2	$ 529	$ 529	$ 1,122	$ 1,068

(1)   The carrying value of the Company's borrowings under various credit agreements approximates its fair value due to the variable interest rate based upon adjusted SOFR.

(2)   The Deferred Acquisition Payables- notes are cash payments that are due to the seller paid out over a future period. The fair value of Deferred Acquisition Payables- notes are based on current market rates for similar types of financing arrangements.

10.   STOCKHOLDERS' EQUITY

The Board approved an amended and restated certificate of incorporation (the "Restated Certificate of Incorporation"), which became effective on July 17, 2024 in connection with the IPO. The Restated Certificate of Incorporation authorizes the issuance of three classes of common stock: Class A Common Stock, Class B Common Stock, Class C Common Stock, and preferred stock.

As described in *Note 1 Organization and Basis of Presentation*, in connection with the IPO on July 19, 2024, the Company issued 11,000,000 shares of Class A Common Stock, at a price of $17.00 per share. On July 23, 2024, the underwriters purchased an additional 1,650,000 shares of Class A Common Stock in connection with the underwriters' full exercise of their option to purchase additional shares, at a price of $17.00 per share. The Company received approximately $192.9 million of net proceeds, including from the full exercise of the underwriters' option, after deducting underwriting discounts and commissions of approximately $14.4 million and related offering expenses of approximately $7.8 million. In connection with the Reorganization Transactions, the Company issued (i) 2,161,874 shares of Class A Common Stock in exchange for 342,362 LLC Units held by Bunch Holdings and 1,819,512 LLC Units held by the New Members, (ii) 7,277,651 shares of Class B Common Stock to RenRe and GHC for consideration of $0.00001 per share and (iii) 33,893,810 shares of Class C Common Stock to Bunch Holdings for consideration of $0.00001 per share. Immediately after the IPO and the Reorganization Transactions, 14,811,874 shares of Class A Common Stock were outstanding, including 12,650,000 shares issued in the IPO plus 342,362 shares issued to Bunch Holdings and 1,819,512 shares issued to New Members, and 7,277,651 shares of Class B Common Stock and 33,893,810 shares of Class C Common Stock were outstanding.

In 2025, 23,255 shares of Class A Commons Stock were issued as part of acquisitions. In addition, 193,552 shares of Class A Common Stock were issued upon vesting of RSUs in accordance with the 2024 Incentive Plan as of December 31, 2025. *See Note 11 Stock-Based Compensation.*

The following table summarizes the capitalization and voting rights of the Company's classes of stock after the completion of the IPO and the Reorganization Transactions and as of December 31, 2025:

	Authorized	Par Value	Issued & Outstanding	Votes per share	Economic Rights
Preferred Stock	50,000,000	$ 0.01	None		
Common stock:					
Class A[1]	300,000,000	$ 0.01	15,028,681	1	Yes
Class B[1]	100,000,000	$ 0.00001	7,277,651	1	No
Class C[2]	100,000,000	$ 0.00001	33,893,810	10	No

(1)	Each share of Class A Common Stock and non-economic Class B Common Stock entitles its holder to one vote per share on all matters submitted to a vote of the stockholders.

(2)	Each share of non-economic Class C Common Stock entitles its holders to ten votes per share on all matters presented to the stockholders and on which the holders of the Class C Common Stock are entitled to vote; provided, that each share of Class C Common Stock will be entitled to one vote per share automatically (i) 12 months following the death or disability of Richard F. ("Gordy") Bunch III or (ii) upon the first trading day on or after such date that the outstanding shares of non-economic Class C Common Stock represent less than 10% of the then-outstanding Class A Common Stock, non-economic Class B Common Stock and non-economic Class C Common Stock, which, in either instance, may be extended to 18 months upon affirmative approval of a majority of the independent directors.

The Board is authorized to direct the Company to issue shares of preferred stock in one or more series and has the discretion to determine the number and designation of such series and the powers, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. Through December 31, 2025, no shares of preferred stock have been issued.

Holders of Class A Common Stock are entitled to receive dividends when and if declared by the Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Upon liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of Class A Common Stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of the Company's non-economic Class B and non-economic Class C Common Stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of the Company.

Noncontrolling interests

Noncontrolling interests represent the economic interests of TWFG Holding held by the Continuing Pre-IPO LLC Members.

The following table summarizes the ownership of TWFG Holding as of December 31, 2025:

Owner	Unit Owned	Ownership percentage
TWFG, Inc.	15,028,681	26.7 %
Noncontrolling interests	41,171,461	73.3 %
Total	56,200,142	100.0 %

Redeemable noncontrolling interest

In the second quarter of 2025, the Company completed the acquisition of a 50.1% controlling interest in TWFG MGA FL. The remaining interest is held by an AIH Sub, Inc. with a right to put its interest to the Company beginning in 2030 and ending in 2033. The put right consideration to be paid is based on operational performance of TWFG MGA FL as determined at the time the right is exercised. *See Note 4 Intangible Assets and Acquisitions for additional information.*

Cash Distributions to Members Related to Their Income Tax Liabilities

As a limited liability company treated as a partnership for income tax purposes, TWFG Holding is not subject to any entity level U.S. federal income taxes, as these taxes are primarily the obligations of its members. Under the third amended and restated TWFG Holding LLC Agreement, TWFG Holding is required to distribute cash, to the extent that TWFG Holding has cash available, on a pro rata basis to its members to the extent necessary to cover the members' tax liabilities, if any, with respect to each member's share of net taxable income of TWFG Holding. TWFG Holding makes such tax distributions to its members quarterly, based on an estimated tax rate and projected year-to-date taxable income, with a final accounting once actual taxable income or loss has been determined. TWFG Holding made tax distributions to its members totaling approximately $15.5 million and non-tax distributions in the amounts of $6.1 million were made for the year ended December 31, 2025. Prior to the IPO, TWFG Holding made tax distributions to its members totaling approximately $6.1 million. Following the completion of the IPO, TWFG Holding made tax and non-tax distributions to its members totaling approximately $3.0 million and $1.0 million, respectively, for the year ended December 31, 2024.

11. STOCK-BASED COMPENSATION

2024 Omnibus Incentive Plan

On July 17, 2024, the Company adopted the 2024 Incentive Plan for its directors, officers, employees, consultants and advisors. The 2024 Incentive Plan authorizes the granting of stock options, restricted stock, RSUs, stock appreciation rights, and other stock-based awards. The Company has reserved 4,346,667 shares of Class A Common Stock for issuance under the 2024 Incentive Plan, with an option to increase the reserve annually pursuant to the terms of the 2024 Incentive Plan. During the year ended December 31, 2025, the Company granted 52,079 RSUs under the 2024 Incentive Plan and 39,143 PSUs under the 2024 Incentive Plan, and 3,928,788 shares of Class A Common Stock remain available for future grant. No other award types have been issued under the 2024 Incentive Plan to date.

The fair value of the restricted stock units under the 2024 Incentive Plan for awards granted at the time of the Company's IPO were granted at the IPO price of $17.00 per share.

Stock-Based Compensation Expense

Stock-based compensation expense recorded in Salaries and employee benefits for the years ended December 31, 2025 and 2024 was $4.6 million and $2.2 million, respectively. There was no equity or equity-based compensation plan maintained by the Company prior to its IPO on July 19, 2024. *See Note 1 Organization and Basis of Presentation for more information about the IPO.*

Stock-Based Awards

RSUs

The Company withholds and sells shares of Class A Common Stock associated with net settlements to cover tax withholding obligations upon the vesting of RSUs for certain employees under its 2024 Incentive Plan. During the year ended December 31, 2025, 285,192 RSUs vested and the Company withheld 91,640 RSUs for $3.1 million, resulting in the net issuance of 193,552 shares of Class A Common Stock. The vesting of RSUs is shown net of this withholding on the Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Stockholders'/ Members' Equity and Consolidated Statements of Cash Flows.

Stock-based awards granted in the period include RSUs with service-based vesting conditions. Outstanding RSUs and related activity for the years ended December 31, 2025 and 2024 were as follows:

	Number of Awards		Weighted-Average Grant Date Fair Value
Unvested balance - December 31, 2023	—	$	—
Granted	429,190	$	17.00
Forfeited	(9,255)	$	17.00
Unvested balance - December 31, 2024	419,935	$	17.00
Granted	52,079	$	30.88
Vested	(285,192)	$	17.00
Forfeited	(1,638)	$	17.00
Unvested balance - December 31, 2025	185,184	$	20.90

PSUs

Outstanding PSUs and related activity for the year ended December 31, 2025 were as follows:

	Number of Awards		Weighted-Average Grant Date Fair Value
Unvested balance - December 31, 2024	—	$	—
Granted	39,143	$	30.87
Unvested balance - December 31, 2025	39,143	$	30.87

Summary of Unamortized Compensation Expense

For the year December 31, 2025, the Company estimated there to be $3.1 million of unamortized compensation expense related to all non-vested stock-based compensation arrangements granted under the Company's stock-based compensation plans, based upon current projections of grants measured against performance criteria. This expense is expected to be recognized over a weighted-average period of 1.5 years.

12.   INCOME TAXES

Prior to the Reorganization Transactions, we were organized as Delaware limited liability companies and Delaware limited partnerships and were treated as flow-through entities for U.S. federal income tax purposes. Subsequent to the Reorganization Transactions, we are subject to U.S. federal income and state tax on our allocable share of any taxable income of TWFG Holding's income (loss) before provision for income taxes consisted of the following (in thousands):

	Years Ended December 31,			
	2025		2024	
Domestic	$	44,406	$	29,970
Foreign		39		117
Income before provision for income tax	$	44,445	$	30,087

The components of the provision for income taxes is as follows (in thousands):

	Years Ended December 31,	
	2025	2024
Current expense (benefit):		
Federal	$ 2,538	$ 1,090
State	749	382
Foreign	(8)	23
Total current expense (benefit):	$ 3,279	$ 1,495
Deferred expense (benefit):		
Federal	—	—
State	—	—
Foreign	—	—
Total deferred expense (benefit):	$ —	$ —
Total income tax expense:	$ 3,279	$ 1,495

The reconciliation of the Company's statutory tax rate and effective tax rate is as follows (in thousands):

	Years Ended December 31,			
	2025		2024	
	Amount	Percent	Amount	Percent
Pretax income	$ 44,445		$ 30,087	
U.S. federal statutory tax rate	9,333	21.0 %	6,318	21.0 %
State and local income taxes, net of federal benefit	713	1.6 %	354	1.1 %
Foreign tax effects:				
Foreign activity	(16)	— %	(1)	— %
Tax credits:				
Change in valuation allowance	270	0.6 %	273	1.0 %
Nontaxable or nondeductible items:				
Partnership income	(7,031)	(15.8)%	(5,450)	(18.1)%
Other	10	— %	1	— %
Total	$ 3,279	7.4 %	$ 1,495	5.0 %

The Company's effective tax rate includes the effects of state and local income taxes, net of the federal income tax benefit, which is primarily attributable to Texas and California, where the Company has significant business activities. Texas and California have higher effective tax rates compared to other jurisdictions where the Company operates, and together, account for more than half of the Company's total state tax expense.

The components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	Years Ended December 31,	
	2025	2024
Deferred tax assets:		
Outside Basis in TWFG Holding	$ 32,136	$ 31,481
Total deferred tax assets before valuation allowance	32,136	31,481
Valuation allowance	(32,136)	(31,481)
Net deferred tax assets (liability)	$ —	$ —

The future realization of the tax benefits from existing temporary differences and tax attributes ultimately depends on the existence of sufficient taxable income. The Company assesses the realizability of its deferred tax assets at each balance sheet date. In assessing the realization of its deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers the projected future taxable income, expected reversal of existing deferred tax liabilities, and tax planning strategies in making this assessment. After consideration of all available evidence, both positive and negative, the Company determined that it is not more likely than not that its net deferred tax assets will be realized in the foreseeable future. As a result, the Company has recorded a full valuation allowance as of December 31, 2025 and December 31, 2024.

The Company does not provide for U.S. Federal, state, and applicable foreign income and withholding taxes on the financial reporting basis over the tax basis of its foreign subsidiary investment because the Company has the intention and ability to indefinitely reinvest the undistributed earnings of its foreign subsidiary. As a result, deferred taxes have not been recorded for the outside basis differences in its foreign subsidiary as of December 31, 2025 to the extent such differences are expected to result in future taxable income upon repatriation. The Company reviews its ability and intentions to indefinitely reinvest its foreign earnings at each balance sheet.

The Company records uncertain tax positions as liabilities in accordance with ASC 740-10 and adjusts these liabilities when judgment changes as a result of the evaluation of new information not previously available. Since there is complexity in some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. The calculation and assessment of the Company's income tax exposures generally involves the uncertainties in the application of complex tax laws and regulations for federal, state, and foreign jurisdictions. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon local tax examination including resolutions of any related appeals or litigation on the basis of the technical merits.

The Company files income tax returns in the U.S. and Philippines which are the Company's major jurisdictions where it is subject to tax examination by local tax authorities. The Company is not currently under examination for income taxes, and is not aware of any issues under review that could result in significant payments, accruals or material deviation from its tax positions. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by local tax authorities to the extent utilized in a future period. The statute of limitations for the Company has expired for tax years prior to December 31, 2022.

As of December 31, 2025 and 2024, we did not have any uncertain tax positions.

The following summarizes the Company's income taxes paid (net of refunds received) for the years presented below (in thousands):

| | Years Ended December 31, | |
	2025	2024
Federal	$ 2,777	$ —
State	489	—
Foreign	2	$ —
Total	$ 3,268	$ —

The following summarizes the jurisdictions that exceed 5% of the Company's total income taxes paid (net of refunds) for the years presented below (in thousands):

| | Years Ended December 31, | |
	2025	2024
State		
California	$ 227	*
Texas	$ 218	*

*Jurisdiction below the threshold for the period presented

13.   DEFINED CONTRIBUTION PLAN

TWFG Holding sponsors a Safe Harbor defined contribution plan ("the Plan"). The sponsor is part of a controlled group that includes both TWFG-IS and TWFG-GA. The Plan allows employees who are age 21 or older and have completed 3 months of service to participate.

Each year, participants may defer between 1% and 100% of eligible compensation, not to exceed the maximum dollar amount as allowed under Section 402(g) of the Internal Revenue Code. Effective January 1, 2008, the Plan was amended to allow the Company to meet the provisions of the regulations. The Plan provides a Company matching of 100% on the first 4% of eligible compensation that a participant contributes to the Plan.

For the years ended December 31, 2025, 2024 and 2023, the Company recognized expenses related to the Plan of $0.7 million, $0.6 million, and $0.3 million, respectively. The Company at its election may make discretionary profit share contributions. Contributions are subject to certain limitations. For the years ended December 31, 2025, 2024 and 2023, the Company elected not to make any additional discretionary contributions.

14.   RELATED PARTY TRANSACTIONS

The Company enters into transactions with affiliated entities in the ordinary course of business, including technology and administrative service arrangements. These transactions are conducted pursuant to agreements approved by management and are intended to approximate terms that would be obtained in arm's-length transactions.

In 2023, the Company distributed its equity interest in The Woodlands Insurance Company ("TWICO"), then a wholly-owned subsidiary of the Company, to the owners of the Company. As a result, the Company deconsolidated TWICO in January 2023. The Company earned $14.0 million, $9.6 million, and $4.2 million in commissions, respectively, and $3.4 million, $2.7 million, and $1.6 million in fee income, respectively, from TWICO during the years ended December 31, 2025, 2024, and 2023. These amounts are included in commission income and fee income in the Consolidated Statements of Income. In addition, TWFG Holding provides administration services to and pays expenses on behalf of TWICO as part of its management agreement with TWICO. For the years ended December 31, 2025, 2024, and 2023, the Company allocated general and administrative expenses related to TWICO, which were immaterial. The offsetting expenses recognized by TWICO for one month in 2023 related to these commissions, policy, TPA fees and allocated general and administrative expenses are included in the net income from discontinued operation in the Consolidated Statements of Income. *See Note 16 for the Discontinued Operation.*

TWICO pays TWFG-GA commissions and fee income, i.e., policy fees and TPA fees, for business written through TWFG-GA. On September 1, 2025, TWICO and TWFG-GA amended their managing general agency and claims administration agreement, which reflects an increase in the percentage of commissions paid to TWFG-GA from 20% to 25%, a profit sharing arrangement, and requires TWICO to reimburse TWFG-GA for actual expenses incurred or allocated by TWFG-GA for licensing, statistical accounting and management services performed by TWFG-GA. The transaction was approved by the Audit Committee of the Board pursuant to the Company's Related Party Transaction Approval Policy and approved by the Texas Department of Insurance.

In May 2023, the Company distributed its equity interest in Evolution Agency Management LLC ("EVO"), then a wholly-owned subsidiary of the Company, to the owners of the Company. As a result, the Company deconsolidated EVO effective on the distribution date. TWFG-IS and TWFG-GA have software licensing agreements with EVO, which allow TWFG-IS and TWFG-GA to use EVO's proprietary agency management system in exchange for a fixed annual fee. In addition, TWFG Holding provides administration services and pays expenses on behalf of EVO as part of its management agreement with EVO. Prior to the deconsolidation of EVO, charges between the Company and EVO were eliminated upon consolidation. For the year ended December 31, 2025, the Company incurred $3.1 million in license fees net of allocated general and administrative expenses related to EVO. For the years ended December 31, 2024, and 2023 the Company incurred $1.9 million and $0.7 million in license fees respectively, and allocated general and administrative expenses related to EVO, totaling $0.4 million and $0.4 million, respectively. These amounts are not eliminated and are included in Other administrative expenses in the Consolidated Statements of Income. Effective January 1, 2026, TWFG-IS and TWFG-GA entered into amended software licensing agreements with EVO. The amended agreements are effective January 1, 2026 to January 1, 2028 and require monthly payments of $0.3 million collectively, over the term of the agreements.

On November 12, 2024, the Company entered into a lease agreement with Parkwood 2, LLC (the "Lease"), a related party, for additional office space located in The Woodlands, Texas. Parkwood 2, LLC is owned by the Continuing Pre-IPO LLC Members. The Lease commenced on December 1, 2024, with an initial term of 120 months with an option to renew. The Company has the right to extend the term of the Lease for an additional 120 months at the then-prevailing market rate. As of December 31, 2024, the Company has accrued rent expense and tenant improvements of approximately $2.5 million. *See Note 5 Operating Leases for additional information.*

On December 15, 2025, the Company entered into an amended lease agreement with Parkwood 2, LLC for additional office space located in the The Woodlands, Texas. The lease term is expected to commence in the first quarter of 2026 with an initial term of 106 months with an option to renew. The Company has the right to extend the term for an additional 120 months. As of December 31, 2025, the Company has not recognized a right-of-use asset, lease liability, rent expense, or tenant improvement assets or obligations related to this lease.

RenaissanceRe Holdings Ltd., through its wholly-owned subsidiary RenaissanceRe Ventures U.S. LLC, has been an investor in the Company since 2018. Jonathan Anderson is one of our directors and the Senior Vice President, Global Head - Strategic Investments of RenaissanceRe Holdings Ltd.

Griffin Highline Capital, LLC, through its wholly-owned subsidiary, GHC Woodlands Holdings LLC, has been an investor in the Company since 2022. Michael Doak is one of our directors and is the Chief Executive Officer and Managing Partner of Griffin Highline Capital.

15.   EARNINGS PER SHARE

For the year ended December 31, 2025, basic earnings per share has been calculated by dividing net earnings attributable to Class A common stockholders for the period subsequent to the Reorganization Transactions as described in *Note 1 Organization and Basis of Presentation*, by the weighted average number of shares of Class A Common Stock outstanding for the same period. All earnings prior to July 19, 2024, the date of the Reorganization Transactions, were entirely allocable to the noncontrolling interests and, as a result, earnings per share information is not applicable for reporting periods prior to that date. Shares of Class A Common Stock are weighted for the portion of the period in which the shares were outstanding. Diluted earnings per share has been calculated in a manner consistent with that of basic earnings per share while considering all potentially dilutive shares of Class A Common Stock outstanding during the periods.

Prior to the IPO and Reorganization Transactions, TWFG Holding's equity structure included common units. The Company considered the calculation of earnings per unit for periods prior to the IPO and determined that it would not be meaningful to the users of these consolidated financial statements. Therefore, earnings per share information has not been presented for the year ended December 31, 2023.

The following tables set forth the computation of basic and diluted earnings per share for the years ended December 31, 2025 and 2024 (in thousands, except share and per share amounts):

	Years Ended December 31,	
	2025	2024
Numerator:		
Net income attributable to TWFG, Inc. (basic)	$ 7,963	$ 2,745
Plus: Income attributed to dilutive shares	59	32
Net income attributable to common stockholders (diluted)	$ 8,022	$ 2,777
Denominator:		
Weighted average common stock outstanding (basic)	14,914,346	14,772,115
Effect of potentially dilutive securities:		
RSUs	182,242	210,294
PSUs	3,602	—
Weighted average common stock outstanding (diluted)	15,100,190	14,982,409
Earnings per share		
Basic	$ 0.53	$ 0.19
Diluted	$ 0.53	$ 0.19

Diluted earnings per share attributable to common stockholders adjusts the basic earnings per share attributable to common stockholders and the weighted average number of shares of common stock outstanding for the potential dilutive impact of potential common stock. Pursuant to the Reorganization Transactions, Class B Voting Stock and Class C Voting Stock are considered in the calculation of dilutive earnings per share on an if-converted basis as these classes of stock, together with the related LLC Units, have exchange rights into Class A Common Stock that could result in additional Class A Common Stock being issued. Net income attributable to the noncontrolling interests would be added back to net income in the fully dilutive computation and adjusted for income taxes which would have been expensed had the income been recognized by the Company, a taxable entity. All other potentially dilutive securities (such as unvested RSUs and PSUs) are determined based on the treasury stock method.

The Company excluded the following potential shares, presented based on amounts outstanding at period end, from the computation of diluted weighted average shares outstanding for the periods indicated because including them would have had an antidilutive effect:

	Years Ended December 31,	
	2025	2024
Class B Voting Stock	7,277,651	7,277,651
Class C Voting Stock	33,893,810	33,893,810
	41,171,461	41,171,461

16.   DISCONTINUED OPERATION

Prior to February 2023, TWICO was a wholly-owned subsidiary of the Company. In July 2022, the Company entered into a Master Transaction Agreement ("MTA") in which the Company's equity interests in TWICO were distributed to the owners of the Company ("TWICO Distribution"). In 2022, as part of the MTA, the Company contributed $5.0 million to TWICO. This contribution was reported in the Consolidated Statements of Cash Flows as an investing outflow from continuing operations and as a financing inflow from discontinued operations. The TWICO Distribution was effective in February 2023 after approval from the Texas Department of Insurance. The TWICO Distribution is a common control transaction and recorded at book value as a capital transaction with no gain or loss recorded. TWICO, as a subsidiary of the Company, was determined to be a component of the Company and disposed of by other-than-sale. The TWICO Distribution represents a significant strategic shift in the operations of the Company and has met all criteria for discontinued operations reporting on the distribution date, i.e., February 2023. After the TWICO Distribution, the Company retains significant continuing involvement in the operation of TWICO through TWICO's existing agency agreement with TWFG-GA and the management agreement with the Company. There was no income or loss applicable per this discontinued operation for the years ended

December 31, 2025 and 2024. *See Note 14 Related Party Transactions for more information about the transactions between the Company, TWFG-GA and TWICO.*

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operation in the Consolidated Statements of Income (in thousands):

	Year Ended December 31,
	2023
Revenue	$ 1,240
Less: Operating expenses	450
Operating income	790
Less: Income tax benefit	(44)
Net income from discontinued operation, net of tax	$ 834

17.   LITIGATION AND CONTINGENCIES

The Company is a party to various legal actions and claims, brought by or threatened against it, in the ordinary course of business. The Company records liabilities for loss contingencies when it is probable that a liability has been incurred and the amount is reasonably estimable. The Company does not discount such contingent liabilities and recognizes incremental costs related to the contingencies when incurred.

In the opinion of management, the ultimate resolution of legal actions and pending claims will not materially affect the consolidated financial statements of the Company.

18.   SEGMENT

The Company operates as a single operating and reportable segment, which reflects its business as an independent distribution platform for personal and commercial insurance in the U.S. All business activities and operations are reported in the one reportable segment, which applies accounting policies consistent with the consolidated entity. The Company's Chief Executive Office ("CEO") is the chief operating decision maker ("CODM") and, manages the business on a consolidated basis for purposes of evaluating financial performance and allocating resources.

Revenues are generated primarily from the placement of insurance contracts between insurance carriers and insureds. The CODM evaluates performance and allocates resources based on consolidated net income, which is also the measure used in the Company's annual operating budget, strategic planning, and management incentive compensation process. Total segment assets are represented by total consolidated assets as reported on the Consolidated Balance Sheets. *See Note 3, Revenues, for entity-wide disclosures related to products and major customers, and Note 4 Intangibles Assets and Acquisitions, for information on capital expenditures on an entity wide basis.*

The following table provides a summary of the segment revenue, segment profit or loss, and significant segment expenses (in thousands):

	Years Ended December 31,		
	2025	**2024**	**2023**
Total revenues	$ 248,512	$ 203,760	$ 172,043
Less:			
Commission expense	133,518	118,086	116,847
Salaries and employee benefits	37,636	29,064	13,970
Technology expense	5,985	4,246	2,483
Consultant and other professional fees	3,783	3,527	1,497
Depreciation and amortization	18,353	12,020	4,862
Other segment items [1]	12,252	8,892	6,993
Interest expense	287	2,223	1,003
Interest income	(6,607)	(4,376)	(891)
Other non-operating (income) expense, net	(1,140)	(9)	17
Income tax expense	3,279	1,495	—
Net income from continuing operations	41,166	28,592	25,262
Net Income from discontinued operation, net of tax	—	—	834
Segment and consolidated net income	$ 41,166	$ 28,592	$ 26,096

(1)	Other segment items included in segment net income include marketing expenses, survey expenses, office expenses, and certain administrative expenses.

## 19.	SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2025, the Company completed acquisitions and business partnerships in support of its ongoing growth strategy.

On February 23, 2026, our Board approved a share repurchase program that authorizes the Company to repurchase up to $50 million of its outstanding Class A common stock. Share repurchases may be made from time to time on the open market, in privately negotiated transactions, using Rule 10b5-1 trading plans, or in any other manner that complies with the applicable securities law. The timing of purchases and number of shares repurchased under the program will depend upon a variety of factors including the Company's stock price, trading volume, working capital or other liquidity requirements, and market conditions. The Company is not obligated to purchase any shares under the program and the program may be suspended or discontinued at any time without notice.

Subsequent to December 31, 2025, the Company received additional information from certain insurance carrier partners related to contingent commission arrangements associated with 2025 underwriting performance. Based on this information, the Company recorded an adjustment of approximately $1.4 million to increase commission revenue for the year ended December 31, 2025.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Principal Executive Officer (our Chief Executive Officer) and Principal Financial Officer (Chief Financial Officer), has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. "Disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are controls and other procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act, is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management recognizes that any disclosure controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving their objectives. Based on their evaluation, our Principal Executive Officer and Principal Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025.

Management's Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Because we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting for so long as we remain an emerging growth company.

Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the quarter ended December 31, 2025, our Company's directors and officers did not adopt or terminate a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Regulation S-K, Item 408, that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated herein by reference to our definitive Proxy Statement to be filed with the SEC in connection with the Annual Meeting of Stockholders to be held in 2026 (the "Proxy Statement").

Item 11. Executive Compensation

The information required by this Item regarding director and executive officer compensation and compensation committee interlocks and insider participation is incorporated herein by reference to our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information regarding equity compensation plans and the security ownership of certain beneficial owners and management of TWFG's common stock is incorporated herein by reference to our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item regarding certain relationships and related transactions, and director independence is incorporated herein by reference to our Proxy Statement.

Item 14. Principal Accountant Fees and Services

The Information required by this Item regarding fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) and other matters is incorporated herein by reference to our Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following exhibits are filed as part of this Annual Report:

Exhibit number	Description
3.1	Amended and Restated Certificate of Incorporation of TWFG, Inc., dated July 17, 2024 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-42177) filed on July 23, 2024)
3.2	Amended and Restated By-Laws of TWFG, Inc., dated July 17, 2024 (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (File No. 001-42177) filed on July 23, 2024)
4.1	Form of Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
4.2	Description of Registrant's Securities (incorporated by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 10-K (File No. 001-42177) filed on March 27, 2025).
10.1	Third Amended and Restated Limited Liability Company Agreement of TWFG Holding Company, LLC, dated as of July 17, 2024, among TWFG Holding Company, LLC, TWFG, Inc. and the other signatories party thereto (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 001-42177) filed on July 23, 2024)
10.2	Registration Rights Agreement, dated as of July 19, 2024, by and among TWFG, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-42177) filed on July 23, 2024)
10.3	Tax Receivable Agreement, dated as of July 19, 2024, by and among TWFG, Inc., TWFG Holding Company, LLC and each member of TWFG Holding Company, LLC party thereto (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 001-42177) filed on July 23, 2024)
10.4	Reorganization Agreement, dated as of July 17, 2024, by and among TWFG, Inc., TWFG Holding Company, LLC and the other signatories party thereto (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 001-42177) filed on July 23, 2024)
10.5+	TWFG, Inc. 2024 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K (File No. 001-42177) filed on July 23, 2024)
10.6+	Form of TWFG, Inc. 2024 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (Employees) (incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.7	Form of TWFG, Inc. 2024 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (Non-Employee Directors) (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K (File No. 001-42177) filed on March 27, 2025)
10.8+	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K (File No. 001-42177) filed on July 23, 2024)
10.9^	Second Amended and Restated Credit Agreement between RFB Interest, Inc. (as predecessor of TWFG Holding Company, LLC), as Borrower, and Compass Bank, as Lender, dated effective as of June 5, 2017 (incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)

10.10^	First Amendment to Second Amended and Restated Credit Agreement, dated as of March 22, 2018, by and between TWFG Holding Company, LLC, as Borrower, and Compass Bank, as Lender (incorporated by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.11	Second Amendment to Second Amended and Restated Credit Agreement, effective as of June 4, 2018, by and between TWFG Holding Company, LLC, as Borrower, and Compass Bank, as Lender (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.12^	Third Amendment to Second Amended and Restated Credit Agreement, effective as of June 30, 2019, by and between TWFG Holding Company, LLC, as Borrower, and BBVA USA, as Lender (incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.13^	Fourth Amendment to Second Amended and Restated Credit Agreement, effective as of June 29, 2020, by and between TWFG Holding Company, LLC, as Borrower, and BBVA USA, as Lender (incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.14^	Fifth Amendment to Second Amended and Restated Credit Agreement, dated as of December 4, 2020, by and between TWFG Holding Company, LLC, as Borrower, and BBVA USA, as Lender (incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.15^	Sixth Amendment to Second Amended and Restated Credit Agreement, effective as of June 29, 2021, by and between TWFG Holding Company, LLC, as Borrower, and BBVA USA, as Lender (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.16^	Seventh Amendment to Second Amended and Restated Credit Agreement, dated as of August 5, 2022, by and between TWFG Holding Company, LLC, as Borrower, and PNC Bank, National Association, as Lender (incorporated by reference to Exhibit 10.15 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.17^	Eighth Amendment to Second Amended and Restated Credit Agreement, dated as of December 19, 2022, by and among TWFG Holding Company, LLC, as Borrower, TWFG General Agency, LLC and TWFG Insurance Services, LLC, as Guarantors, and PNC Bank, National Association, as Bank (incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.18^	Ninth Amendment to Second Amended and Restated Credit Agreement, dated as of May 23, 2023, by and among TWFG Holding Company, LLC, as Borrower, TWFG General Agency, LLC and TWFG Insurance Services, LLC, as Guarantors, and PNC Bank, National Association, as Bank (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.19^	Credit Agreement, by and among TWFG Holding Company, LLC, the Guarantors party thereto, the Lenders party thereto, PNC Bank, National Association, as Administrative Agent, Swingline Loan Lender and Issuing Lender, and PNC Capital Markets LLC, as Sole Lead Arranger and Sole Bookrunner, dated as of May 23, 2023 (incorporated by reference to Exhibit 10.18 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.20^	First Amendment to Credit Agreement, dated as of June 20, 2024, by and among TWFG Holding Company, LLC, the Guarantors party thereto, the Lenders party thereto and PNC Bank, National Association, as Administrative Agent, Swingline Loan Lender and Issuing Lender (incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)

10.21	Second Amendment to Credit Agreement, dated as of October 3, 2024, by and among TWFG Holding Company, LLC, the Guarantors party thereto, the Lenders party thereto and PNC Bank, National Association, as Administrative Agent, Swingline Loan Lender and Issuing Lender (incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K (File No. 001-42177) filed on March 27, 2025)
10.22	Intercompany Services & Cost Allocation Agreement by and among RFB Interests, Inc. DBA The Woodlands Financial Group (TWFG) and its subsidiaries signatories thereto, effective as of January 1, 2017 (incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.23	First Amendment to Intercompany Services & Cost Allocation Agreement by and among RFB Interests, Inc. DBA The Woodlands Financial Group (TWFG) and its subsidiaries signatories thereto, dated as of February 3, 2020 (incorporated by reference to Exhibit 10.21 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.24	Second Amendment to Intercompany Services & Cost Allocation Agreement by and among TWFG Holding Company, LLC and its subsidiaries signatories thereto, dated as of June 1, 2022 (incorporated by reference to Exhibit 10.22 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.25	Amended Managing General Agency and Claims Administration Agreement by and between The Woodlands Insurance Company and TWFG General Agency, LLC dated as of September 1, 2024 (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-42177) filed on November 13, 2024)
10.26	Office Lease Agreement, dated as of November 12, 2024, by and between Parkwood 2, LLC and TWFG Holding Company, LLC (incorporated by reference to Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-42177) filed on November 13, 2024)
10.27	Form of Independent Agent Agreement (incorporated by reference to Exhibit 10.24 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.28	Form of Branch Agreement (Agency With Existing Book) (incorporated by reference to Exhibit 10.25 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.29	Form of Branch Agreement (New Insurance Agency) (incorporated by reference to Exhibit 10.26 to the Registrant's Registration Statement on Form S-1 (File No. 333-280439) filed on June 24, 2024)
10.30	Form of Employee Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-42177) filed on April 8, 2025)
10.31^	Form of Employee Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 001-42177) filed on April 8, 2025
10.32	Amended Managing General Agency and Claims Administration Agreement by and between The Woodlands Insurance Company and TWFG General Agency, LLC dated as of September 1, 2025 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report (File No. 001-42177) on Form 10-Q filed on November 12, 2025)
10.33*	First Amendment to Office Lease Agreement, dated as of December 15, 2025, by and between Parkwood 2, LLC and TWFG Holding Company, LLC
19.1	TWFG, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Registrant's Annual Report on Form 10-K (File No. 001-42177) filed on March 27, 2025)
19.2*	TWFG, Inc Amended & Restated Supplemental Insider Trading Policy

21.1	[List of Subsidiaries (incorporated by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 10-K (File No. 001-42177) filed on March 27, 2025)](#)
23.1*	[Consent of Deloitte & Touche LLP](#)
31.1*	[Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002](#)
31.2*	[Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002](#)
32.1**	[Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002](#)
32.2**	[Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002](#)
97.1*	[TWFG, Inc Amended Clawback Policy, dated as of November 7, 2025](#)
101.INS	XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Schema Document
101.CAL	XBRL Calculation Linkbase Document
101.LAB	XBRL Label Linkbase Document
101.PRE	XBRL Presentation Linkbase Document
101.DEF	XBRL Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL)

* Filed herewith.
** Furnished herewith.
+ Indicates a management contract or compensatory plan or agreement.
^ Certain exhibits and schedules have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish supplementally a copy of any omitted schedule upon the request of the SEC.

Item 16. Form 10-K Summary

None

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TWFG, Inc.

Date: March 9, 2026	By:	/s/ Richard F. Bunch III
		Name: Richard F. Bunch III
		Title: Chief Executive Officer
		(Principal Executive Officer)
Date: March 9, 2026	By:	/s/ Janice E. Zwinggi
		Name: Janice E. Zwinggi
		Title: Chief Financial Officer
		(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Richard F. Bunch III Richard F. Bunch III	Chief Executive Officer, Chairman and Director	March 09, 2026
/s/ Janice E. Zwinggi Janice E. Zwinggi	Chief Financial Officer (Principal Financial and Accounting Officer)	March 09, 2026
/s/ Jonathan Anderson Jonathan Anderson	Director	March 09, 2026
/s/ Michelle Bunch Michelle Bunch	Director	March 09, 2026
/s/ Michael Doak Michael Doak	Director	March 09, 2026
/s/ Janet S. Wong Janet S. Wong	Director	March 09, 2026
/s/ Robin A. Ferracone Robin A. Ferracone	Director	March 09, 2026

DIRECTORS

Richard F. ("Gordy") Bunch III	*Chairman of the Board*
Michael J. Doak	*Lead Independent Director*
Jonathan "J.J." Anderson	*Director*
Michelle C. Bunch	*Director*
Robin A. Ferracone	*Chair – Compensation Committee*
Janet S. Wong	*Chair – Audit Committee*

EXECUTIVE OFFICERS

Richard F. ("Gordy") Bunch III	*Chief Executive Officer*
Katherine C. Nolan	*President*
Janice E. Zwinggi	*Chief Financial Officer*
Charles "Alex" Bunch	*Chief Marketing Officer*
Julie E. Benes	*Chief Legal Officer*



Left to Right – Robin Ferracone, Julie Benes, J.J. Anderson, Alex Bunch, Gene Padgett, Janice Zwinggi, Michelle Bunch, Gordy Bunch, Katherine Nolan, Michael Doak, Janet Wong.



TWFG Insurance – Headquarters

10055 Grogans Mill Rd., Suite 500
The Woodlands, TX 77380
Tel: 281.367.3424
www.twfg.com

NASDAQ LISTED
Symbol: **TWFG**

TRANSFER AGENT
Continental Stock Transfer and Trust Company
Contact Information By Phone For Stockholders: 800.509.5586
By Email For Stockholders: cstmail@continentalstock.com
By Address: 1 State Street, 30th Floor, New York, NY 10004-1561

AUDITORS
Deloitte & Touche, LLP

INVESTOR RELATIONS
Contact: **ir@twfg.com**

WE
ARE
TWFG